
02034267

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME European Aeronautic Defence & Space Company (EADS NV)

*CURRENT ADDRESS Drentestraat 24
NL-1083 HK Amsterdam
The Netherlands

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

FILE NO. 82- 34662 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 5/21/02

82-34662

02 MAY -2 AM 8:38

EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY EADS N.V.

AR/S
12-31-01

REFERENCE DOCUMENT

FINANCIAL YEAR 2001

COB

Pursuant to *Règlement* No. 98-01 of the *Commission des opérations de bourse,* this Reference Document was registered in French with the *Commission des opérations de bourse* on April 18, 2002 under number R02-069. It can be used in support of a financial transaction only if it is supplemented by a transaction note approved by the *Commission des opérations de bourse.*

This Reference Document has been drafted by the issuer and renders the signatories thereof liable. This registration, which has been effected after a review of the relevance and consistency of the information given on the Company's financial position, does not imply that the accounting and financial items shown have been authenticated.

Warning

The COB draws the attention of the public to the fact that:

European Aeronautic Defence and Space Company EADS N.V. ("**EADS**" or the "**Company**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and [illegible] described in this Reference Document.

TABLE OF CONTENTS

Chapter 1 — Persons Responsible for the Reference Document and Persons Responsible for the Audit of the Financial Statements		4
1.1	Persons Responsible for the Reference Document	4
1.2	Statement of the Persons Responsible for the Reference Document	4
1.3	Persons Responsible for the Audit of the Financial Statements	4
1.3.1	Persons Responsible for the Review of EADS Financial Statements	4
1.3.2	Statement of the Auditors	4
1.4	Information Policy	6
1.5	Undertakings of the Company Regarding Information	6
1.6	Exchange Rate Information	6
Chapter 2 — Information Concerning Securities Issued		7
	Not applicable	7
Chapter 3 — General Description of the Company and its Share Capital		8
3.1	General Description of the Company	8
3.1.1	Corporate Name, Seat and Registered Office	8
3.1.2	Legal Form	8
3.1.3	Governing Law — Dutch Regulations	8
3.1.4	Date of Incorporation and Duration of the Company	10
3.1.5	Objects of the Company	10
3.1.6	Commercial and Companies Registry	11
3.1.7	Inspection of Corporate Documents	11
3.1.8	Financial Year	11
3.1.9	Allocation and Distribution of Income	11
3.1.10	General Meetings	11
3.1.11	Disclosure of Holdings Exceeding Specific Thresholds and of Intentions	13
3.1.12	Mandatory Tender Offers	13
3.2	General Description of the Share Capital	15
3.2.1	Modification of Share Capital or Rights Attaching to the Shares	15
3.2.2	Issued Share Capital	15
3.2.3	Authorized Share Capital	15
3.2.4	Securities Granting Access to the Company's Capital	15
3.2.5	Changes in the Issued Share Capital Since Incorporation of the Company	16
3.3	Shareholdings and Voting Rights	16
3.3.1	Shareholding Structure	16
3.3.2	Relationships with Principal Shareholders	17
3.3.3	Form of Shares	23
3.3.4	Changes in the Shareholding of the Company Since its Incorporation	24
3.3.5	Persons Exercising Control over the Company	24
3.3.6	Simplified Group Structure Chart	25
3.3.7	Purchase by the Company of its Own Shares	25
3.4	Stock Exchange Information	26
3.5	Dividends	29
3.5.1	Dividends Paid since the Incorporation of the Company	29
3.5.2	Dividend Policy of EADS	29
3.5.3	Unclaimed Dividends	29
3.5.4	Taxation	29

Chapter 4 — Information on EADS Activities 32

4.1 Presentation of the EADS Group 32

4.1.1 Overview 32
4.1.2 Airbus 35
4.1.3 Military Transport Aircraft 46
4.1.4 Aeronautics 50
4.1.5 Defence and Civil Systems 62
4.1.6 Space 71
4.1.7 Investment 77

4.2 Intellectual Property 78

4.3 Exceptional Items and Litigation 78

4.4 Employees 78

4.5 Research and Development 79

4.6 Insurance 79

4.7 Environmental 80

4.8 Investment Considerations 80

Chapter 5 — Net Assets — Financial Position — Results 84

5.1 Management's Discussion and Analysis of Financial Condition and Results of Operations; 2001 Audited Consolidated Financial Statements and 2000 Unaudited Pro Forma Consolidated Financial Statements 84

5.2 Financial Statements 101

5.2.1 Consolidated Financial Statements 101
5.2.2 Statutory Financial Statements 134

Chapter 6 — Supervision of the Company 139

6.1 Management and Control 139

6.1.1 Board of Directors, Chairmen and Chief Executive Officers 139
6.1.2 Audit Committee 140
6.1.3 Personnel Committee 140
6.1.4 Executive Committee 141

6.2 Interests of Directors and Principal Executive Officers 143

6.2.1 Compensation Granted to Directors and Principal Executive Officers 143
6.2.2 Options Granted to the two Chief Executive Officers 144
6.2.3 Related Party Transactions 144
6.2.4 Loans and Guarantees 144

6.3 Employee Profit Sharing and Incentive Plans 144

6.3.1 Employee Profit Sharing and Incentive Agreements 144
6.3.2 Employee Share Offering 144
6.3.3 Options Granted to Employees 146

Chapter 7 — Recent developments and Outlook 148

CHAPTER 1 — PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT AND PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1.1 Persons Responsible for the Reference Document

Mr. Philippe Camus and Mr. Rainer Hertrich, Chief Executive Officers of EADS

1.2 Statement of the Persons Responsible for the Reference Document

"To our knowledge, the information set out in this Reference Document relating to EADS, is true and correct; it includes all the information required by the investors to base their opinion on EADS' assets and liabilities, business, financial position, results and prospects of the issuer; there are no omissions that could affect the import of such information."

Philippe Camus	Rainer Hertrich
Chief Executive Officer	*Chief Executive Officer*

1.3 Persons Responsible for the Audit of the Financial Statements

1.3.1 Persons responsible for the review of EADS' financial statements

	Date of First Appointment	Term of Current Office
KPMG Accountants N.V. Churchill Plein 6 2517 JW The Hague The Netherlands Represented by Mr. E. Paul Medema	May 10, 2000	May 17, 2002[1]
Arthur Andersen Prof. W. H. Keesomlaan, 8 1183 DJ Amstelveen The Netherlands Represented by Mr. Huub H. H. Wieleman	May 10, 2000	May 17, 2002[1]

1.3.2 Statement of the Auditors

In our capacity as auditors of EADS, we have verified the financial information relating to the statutory financial statements ("the financial statements") of EADS for the years ended 31 December 2001 and 2000 (including the consolidated financial statements) contained in the Reference Document.

This Reference Document has been prepared under the responsibility of EADS Chief Executive Officers, Philippe Camus and Rainer Hertrich. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of EADS.

Our procedures conducted in accordance with International Standards on Auditing, comprised an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued a report.

Our procedures also comprised the reading of the unaudited pro forma consolidated financial information for 2000 and the consolidated information for 2001 included in the section "Management Discussion and Analysis of Financial Condition and Results of Operation" included in the Reference Document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement.

The financial statements as of December 31, 2001 and 2000 that have been approved by the Board of Directors, have been audited by us, in accordance with auditing standards generally accepted in the Netherlands and International Standards on Auditing.

---

(1) A resolution will be submitted to the shareholders' general meeting of EADS called for May 17, 2002, in order to resolve that the

Our report dated March 15, 2002 on the financial statements for the period ended 31 December 2001 contained the following in respect of the opinion:

- As we have not been able to perform the audit procedures we normally would have performed in relation with the Dassault Aviation investment, which is accounted for under the equity method, we have issued a qualification in respect of the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment. The level of net income from equity investment accounted for by EADS in 2001 amounted to Euros 111 million and the equity investment of EADS in Dassault Aviation in 2001 amounted to Euros 1,252 million.

- In all other respects, on the one hand and according to KPMG Accountants N.V. and Andersen, except for the effect of the departure from International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the Netherlands for development costs that have been expensed as incurred, whereas the above standards require that development costs be capitalized as intangible assets when certain criteria for asset recognition are met; and on the other hand and according to KPMG Accountants N.V., except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands relating to the proportionate consolidation of MBDA, as EADS is accounting for its interest in MBDA joint venture with a proportionate consolidation of 50% for the balance sheet of MBDA and accounts for a minority interest of 12,5%, whereas the above standards require a venturer to report its effective net proportionate interest in a jointly controlled entity, being 37,5% for MBDA, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2001, and of the results for year then ended, in accordance with IFRS and accounting principles generally accepted in the Netherlands.

The opinion expressed in our report dated 9 March 2001 for the financial statements for the year ended 31 December 2000 contained in respect of the opinion that, because we have not been able to perform the audit procedures we normally would have performed in relation with the Dassault Aviation investment, which is accounted for under the equity method (level of net income from equity investment of Euros 116 million and equity investment of EADS in Dassault Aviation of Euros 1,164 million as of 31 December 2000), we have not expressed an opinion thereon.

In all other respects, except for the effect of the departure from IFRS for development costs that have been expensed as incurred, whereas IFRS require that development costs be capitalized as intangible assets when certain criteria for asset recognition are met, the financial statements gave a true and fair view of the financial position of the Company as at 31 December 2000, and of the results for year then ended, in accordance with IFRS and accounting principles generally accepted in the Netherlands.

Based on the procedures described above, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment in 2001, the absence of audit opinion on the Dassault Aviation investment in 2000, and except the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands relating to the accounting for development costs in 2000 and 2001, and according to KPMG accountants N.V., except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands for the proportionate consolidation of MBDA in 2001, we have no other matters to report regarding the fairness of the financial information relating to the financial statements of EADS N.V. for the year ended 31 December 2000 and 2001 and any other information mentioned here above.

As indicated in section 5 of the Reference Document, the EADS unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the financial position, results of operations, or cash flows of EADS would actually have been if the transactions creating EADS had occurred as of the dates indicated or to project the financial position, results of operations, or cash flows for any future date or period.

This statement has been prepared following a specific requirement of the Commission des Operations de Bourse so as to be included in the EADS Reference Document.

The Hague, April 18, 2002, Rotterdam, April 18, 2002,

KPMG Accountants N.V. Arthur Andersen

Specific statement related to the translation of the financial information

In the context of the preparation of the Reference Document, we have read the French language translation of the financial information relating to the statutory financial statements of EADS for the years ended December 31, 2001 and 2000 (including the consolidated financial statements), the unaudited pro forma consolidated financial information for the year 2000 included in the section "Management Discussion and Analysis of Financial Condition and Results of Operations" contained in the Reference Document, all documents being originally prepared in English.

Based on our reading, the financial information relating to the statutory financial statements of EADS for the years ended December 31, 2001 and 2000, the unaudited pro forma consolidated financial information for the years ended December 2000 included in the section "Management Discussion and Analysis of Financial Condition and Results of Operations" contained in the Reference Document, the auditors' statement and the report of the auditors on the statutory financial statements for the year ended December 31, 2001 should enable a French reader to understand the financial position of the EADS Group as at December 31, 2001.

Paris, April 18, 2002,

KPMG Audit
Department of KPMG SA

Michel Piette
Partner

Barbier Frinault & Associés
Andersen

René Proglio
Partner

1.4 Information Policy

Details of the person responsible for information

Mr. Marc Paganini
37, boulevard de Montmorency
75016 Paris
Telephone: 00.33.(0)1.42.24.24.24
marc.paganini@eads.net

A web site, www.eads.net, provides a wide range of information on the Company. Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An email box is dedicated to shareholders' messages: comfi@eads.net.

1.5 Undertakings of the Company Regarding Information

Given the fact that the shares of the Company are listed on the *Premier Marché* of Euronext Paris SA (the "**Paris Stock Exchange**"), in *amtlicher Handel* on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarized in paragraph 3.1.3.

1.6 Exchange Rate Information

The financial information presented hereinafter in this document is expressed in Euros or in U.S. Dollars. The following table sets forth, for the periods indicated, certain information concerning the exchange rate between the U.S. dollar and the Euro, calculated using the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (known as the "Noon Buying Rate"):

Year ended	Average	Period End
December 31, 1999	Euro 1 = US$1.0658	Euro 1 = US$1.0070
December 31, 2000	Euro 1 = US$0.9236	Euro 1 = US$0.9305
December 31, 2001	Euro 1 = US$0.8957	Euro 1 = US$0.8813

CHAPTER 2 — INFORMATION CONCERNING SECURITIES ISSUED

NOT APPLICABLE

CHAPTER 3 — GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL

3.1 General Description of the Company

3.1.1 Corporate Name, Seat and Registered Office

European Aeronautic Defence and Space Company EADS N.V.
Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands

Seat (statutaire zetel): Amsterdam

3.1.2 Legal Form

The Company is a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands.

3.1.3 Governing Law — Dutch Regulations

The Company is governed by the laws of The Netherlands, in particular by Book 2 of the Dutch Civil Code, and by its articles of association (the "**Articles of Association**"). The shares of the Company are not listed in The Netherlands.

The Company is subject to various legal provisions of The Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) (the "**WTE**"). These are summarized below.

Above all, the Company is subject to various disclosure requirements in The Netherlands pursuant to section 5 of the WTE. These requirements comprise, in particular:

(i) Filing of the annual accounts and the statutory auditors' statement with the Registry of the Chamber of Commerce in Amsterdam with a copy to the Securities Board of The Netherlands (*Stichting Toezicht Effectenverkeer*) (the "**STE**");

(ii) Filing of the semi-annual financial statements in the same manner;

(iii) Publication of all new facts regarding the Company's business which have not been made public in The Netherlands and which, if made public, would be likely to have a significant influence on the price of the shares. Such publication shall be made by way of a press release submitted to the STE.

Further, pursuant to section 46b of the WTE, the Company and all "insiders" (as defined below) must, unless an exemption or dispensation applies, notify the STE of all transactions carried out in respect of securities of the Company listed for trading on a regulated market (or any financial instrument or securities the value of which depends on such securities) if, and only if, these transactions are carried out in or from The Netherlands.

"Insiders" include, in particular, the directors of the Company and its subsidiaries and interests (more than 25% held) representing individually more than 10% of the consolidated turnover of the Company and all persons holding more than 25% of the capital of the Company and, if such persons are legal entities, all Chief Executive Officers and Directors of such legal entities. In addition, spouses, first degree family members and persons with whom individual "insiders" share a common household are subject to this notification requirement.

Failure to comply with the requirements of the WTE is a criminal offense punishable by criminal and administrative fines in The Netherlands.

Finally, pursuant to section 46b of the WTE, the Company must, unless exemptions apply, notify the STE of all issuances, cancellations or repurchases of shares of the Company.

Pursuant to Dutch law, EADS has adopted specific insider trading rules (the "**Insider Trading Rules**") in order to ensure the confidentiality of sensitive company information and transparency of EADS share trading under applicable rules in The Netherlands, France, Germany and Spain.

EADS' Chief Financial Officer, Axel Arendt, was appointed Compliance Officer by EADS' Board of Directors. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for the reporting to the STE.

In addition, given the fact that its shares are listed on a regulated market in France, Germany and Spain, the Company is subject to laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1. Ongoing Disclosure Obligations

French regulations

A foreign issuer must take all necessary measures to enable shareholders to manage their investments, and to exercise their rights. Pursuant to *Règlements* No. 98-01 and 98-07 of the *Commission des opérations de bourse* ("**COB**"):

(i) the Company is required to inform its shareholders of (i) all forthcoming shareholders' meetings and of the various ways for them to exercise their rights; (ii) payments of dividends; and (iii) issue of new shares, subscription, allocation, renunciation, or conversion of shares;

(ii) the Company is also required to (i) inform the public of any modifications in its shareholder structure compared to the latest published data; (ii) publish any relevant information concerning its activities and results for the first half of its financial year within four months of the end of the first half of the financial year, (iii) publish its annual accounts, and consolidated accounts and the management report, which report (or the most significant extracts thereof) must be translated into French, within six months of the end of the financial year; and (iv) inform the public of all modifications of the rights attached to each category of shares;

(iii) the Company is required to inform in due time the COB of any contemplated amendments of its Articles of Association;

(iv) furthermore, the Company is required to provide simultaneously in France the same information as that given abroad.

Like French issuers, the Company may prepare a reference document, the purpose of which is to provide legal and financial information on the issuer (shareholding, activities, management, recent events, possible evolution and other financial information), but no information concerning a particular securities issue. In practice, the annual report of the Company may be used as a reference document since it contains the required information.

The reference document must be registered with the COB and, once registered, is made available to the public.

German Regulations

Pursuant to § 65 of the German Stock Exchange Admissions Regulation, the Company is required to promptly make available its statement of annual accounts and its management report as soon as these have been produced, insofar as these are not published nationally. If the Company produces its own statement of annual accounts in addition to a consolidated one, both types must be made available. The stock exchange admissions authority may allow summaries or truncations in the statement of annual accounts provided that the provision of sufficient information to the public is guaranteed.

In addition, the Company is required to publish an interim report pursuant to § 44b of the German Stock Exchange Act. Such report must inform investors and potential investors about the developments of the Company's business during the first six months of the fiscal year and must also enable them to compare these developments with the results of the previous year. The interim report must be published within a period of two months after the end of the first six month period of the Company's current fiscal year, in at least one official national stock exchange newspaper, the Federal Gazette (Bundesanzeiger) or as a printed newsletter that is available to the public free of charge upon request. The report must also be given to the stock exchange admissions authorities of those exchanges where the shares are officially listed.

Pursuant to §§ 63 et seq. of the German Stock Exchange Admissions Regulation, the Company is required to inform the public and the stock exchange admissions authorities of certain developments or changes that affect the Company or the shares.

The Company is also obliged to inform the stock exchange admissions authorities about all material events arising from or affecting its legal situation. For that reason, all announcements concerning events that may be of interest to shareholders, such as the assembly of the general shareholders' meeting, announcements concerning determinations and payments of dividends, the issuance of new shares and the exercise of conversion, warrant and subscription rights, must be published in an official stock exchange newsletter. The Company is, furthermore, required to publish without delay all changes concerning rights that are connected with securities.

Spanish Regulations

Pursuant to the Ministerial Order of January 18, 1991, the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and with the relevant Spanish stock exchange authorities (who will disclose it to the market), relevant information regarding its financial situation for each half year and which is communicated, for each June 30 and December 31, no later than the following September 1 and March 1 respectively. If after this communication the annual accounts are produced by the Board of Directors and they do not conform with the half-yearly information, the Board must disclose this inconsistency in the following ten trading days. An exemption from the obligation to publish quarterly information of a financial or economic nature has been obtained from the CNMV.

3.1.3.2. Disclosure of Specific Information

French Regulations

Pursuant to *Règlement* No. 98-07 of the COB, any information that could have a significant effect on the market value of the Company's shares is to be disclosed to the public.

The COB may request that the Company or any third party disclose any information relevant in respect of the investors' protection and of the functioning of the market. If such requests are not satisfied, the COB may itself disclose such information.

The party responsible for the disclosure of relevant information may decide not to reveal it if (i) it is able to ensure confidentiality of such information; and (ii) it considers that confidentiality is necessary (a) should the party be the Company, on the grounds that confidentiality is necessary to preserve its legitimate interests; or (b) should the party be a third party, on the grounds that confidentiality is necessary to achieve completion of a transaction.

German Regulations

Pursuant to § 15 of the German Securities Trading Act, the Company is required to publish, without delay, such information that has become available to it and that has not become known to the general public, if such information is, due to its effect on the Company's holdings, finances or general business, likely to have a material impact on its share price.

The Company needs, prior to publication, to disclose such information to the Federal Securities Trading Supervisory authority (*Bundesaufsichtsamt für den Wertpapierhandel*) as well as the Board of Directors of the authorities supervising the regulated markets on which the Company's shares are admitted to trading.

Spanish Regulations

Pursuant to Article 82 of the Spanish Securities Act 24/1998 of July 28, 1988, (*Ley 24/1998, de 28 de julio, del Mercado de Valores*, as amended by *Ley 37/1998, de 16 noviembre*) the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares. Relevant events must be notified to the CNMV, to be recorded by the most rapid and efficient way, always prior to its communication to third parties or other means of publication and, if possible, after closing of the market. Under certain circumstances, the CNMV may authorize the issuer not to make public relevant information which may affect its legitimate interests.

3.1.4 Date of Incorporation and Duration of the Company

The Company was incorporated on December 29, 1998 for an unlimited duration.

3.1.5 Objects of the Company

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) the aeronautic, defense, space and/or communication industry; or

(b) activities that are complementary, supportive or ancillary thereto.

3.1.6 Commercial and Companies Registry

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam (*Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam*) under number 242 88945.

3.1.7 Inspection of Corporate Documents

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to Article 57 of the French Decree n° 84-406 of 30 May 1984, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de Commerce* of Paris. It is also available at the head office of EADS France (37, boulevard de Montmorency, 75016 Paris, France, Tel: 00.33.(0)1.42.24.24.24). In case of amendments of the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de Commerce* of Paris and made available at the head office of EADS France.

In Germany, the Articles of Association are available at the head office of EADS Deutschland GmbH, 81633 Munich, Germany, Tel: 00.49.89.60.70).

In Spain, the Articles of Association are available at the CNMV and at the head office of EADS CASA (Avda. Aragon 404, 28022 Madrid, Spain, Tel.: 00.34.91.585.70.00).

3.1.8 Financial Year

The financial year of the Company starts on January 1 and ends on December 31 of each year.

3.1.9 Allocation and Distribution of Income

3.1.9.1. Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the general meeting of shareholders.

The shareholders meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest fourteen days after their announcement.

3.1.9.2. Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 General Meetings

3.1.10.1. Calling of Meetings

General meetings of shareholders are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one Netherlands national daily newspaper, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least fifteen days before the day of the meeting and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual general meeting of the Company is held within six months of the end of the financial year.

General meetings are held in Amsterdam, Den Haag, Rotterdam or Haarlemmermeer (Schiphol Airport). The Board of Directors may decide that general meetings of shareholders may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual general meeting of shareholders at least two months before the meeting. Requests made by one or more shareholders collectively representing at least three percent (3%) of the issued share capital, to put items on the agenda for the annual general meeting of shareholders, must be effected by the Board of Directors, if such request to the Board of Directors has been made at least six (6) weeks prior to the date scheduled for the meeting except if in the opinion of the Board of Directors important interests of the Company prevail over the insertion of such items into the agenda.

3.1.10.2. Right to Attend Meetings

Each holder of one or more shares may attend general meetings of shareholders, either in person or by written proxy, to speak and to vote according to the Articles of Association (see paragraph 3.1.10.4 hereinafter).

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognized as authorized to exercise the rights to attend, speak and vote at the general meetings, who at a point in time mentioned in the convening notice are authorized to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorized to exercise these rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (see 3.1.10.1 hereinabove) in such manner that the person(s) acting as chairman/chairmen of the meeting is/are convinced that such person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the general meeting of shareholders and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day which has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited. That day may not be earlier than five business days, but in each case not earlier than the seventh day prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting.

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through EUROCLEAR FRANCE SA. In this case the shares are registered in the name of EUROCLEAR FRANCE SA.

Shareholders holding their EADS shares through EUROCLEAR FRANCE SA who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from EUROCLEAR FRANCE SA in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through EUROCLEAR FRANCE SA) in the register of the Company. However, only shares registered in the name of EUROCLEAR FRANCE SA may be traded on the stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to EUROCLEAR FRANCE SA or to any other person designated for this purpose, as specified by the Company in the convening notice.

3.1.10.3. Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting. Dutch law requires a special majority for the passing of certain resolutions: *inter alia*, capital reduction, exclusion of preemption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two thirds of the votes cast if 50% of the capital quorum is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve the company shall only be capable of being adopted with a majority of at least two thirds of the valid votes cast at a general meeting of shareholders, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at general meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at general meetings.

3.1.10.4. Conditions of Exercise of Right to Vote

In all general meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

3.1.11 Disclosure of Holdings Exceeding Specific Thresholds and of Intentions

Any person, acting alone or in concert (as defined in the Netherlands Act on reporting of shareholdings, *Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996* (the "**WMZ**")), acquiring or disposing of, directly or indirectly, an interest in the share capital of the Company resulting in such person, after such acquisition or disposal, being in a different range of thresholds in terms of capital or voting rights than that in which he was prior to such acquisition or disposal is required by the WMZ to promptly notify the Company and the STE of such interests. The applicable ranges of relevant interests pursuant to the WMZ are as follows: 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66⅔%; 66⅔% and over. The STE publishes all disclosures made to it in newspapers with a nationwide circulation in each of the Member States of the European Economic Area where the shares are admitted for listing on a regulated stock exchange. In addition, the Articles of Association require notification in the event of an acquisition or disposal of an interest resulting, for any person acting alone or in concert, in a change of range from or to the ranges 25% to 33⅓% and 33⅓% to 50%.

Furthermore, pursuant to the Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*), an additional disclosure requirement applies for certain categories of persons. This disclosure requirement applies among others to shareholders with a direct or indirect interest of 25% of more in the capital of a listed company, and their spouses, ascendants and descendants in direct line, and other persons with whom the shareholders conduct a common household. These shareholders are required to notify the STE of all transactions in securities pertaining to the company in which they hold an interest of 25% or more. If the shareholder with an interest of 25% or more is a company, this obligation extends to the members of the company's Board of Directors and Board of Supervisory Directors.

The Company has to inform the *Conseil des Marchés Financiers* ("**CMF**"), the CNMV and the Spanish Stock Exchanges of any disclosure of holdings exceeding the above-mentioned thresholds that it receives, and publish notice of the disclosure in a German national financial newspaper.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert (as defined in the WMZ) more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the CMF with the information received in this context.

The CMF has indicated that it will publish a notice concerning any communication so transmitted. The CNMV will publish all such notifications received.

Failure to comply with the legal obligation of the notification of the change in range of thresholds resulting from the WMZ is a criminal offense under the law of The Netherlands and can give rise to criminal penalties as well as civil law penalties, including the suspension of voting rights.

3.1.12 Mandatory Tender Offers

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as defined in the WMZ) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33⅓% of the issued share capital of the

Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33⅓% or failing such notification, within a period of fifteen days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33⅓% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of fourteen days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorized to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend meetings of shareholders of the Company as a shareholder to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation (comprising the two independent Directors and one of the two Chief Executive Officers of EADS), such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations:

(i) to a transfer of shares to the Company itself or to the Foundation;

(ii) to a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) to a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) to a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert parties" where the agreement is entered into before 31 December 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33⅓% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (see 3.3.2 below) (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) from the obligation to make the mandatory offer in the event of a transfer of shares between themselves;

(v) to a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

Spanish securities legislation sets forth specific provisions which are applicable in the event an investor acquires directly or indirectly certain percentages of the share capital of a company listed on a Spanish Stock Exchange, because they are deemed to be significant. These provisions, set forth in article 1 of the Royal Decree 1197/1991, of July 26, regarding Takeover Bids, provide that said investor will have to offer to acquire the following percentages: if the investor acquires 25% (of the shares, or other securities such as subscription rights, convertible debentures, warrants, or any other similar securities that may directly or indirectly entitle such investor to subscribe or acquire shares) or, if the investor already holds between 25% and 50%, and intends to purchase an additional 6% within the following 12 months, the offer must be for at least 10%; and (ii) for at least 75% in case the investor reaches or exceeds the threshold of 50%. Given the different thresholds set forth in article 1 of the Royal Decree 1197/1991 and in article 15 of the Articles of Association of EADS (which in short requires, in principle, that a tender offer for 100% of the share capital be launched in the event a shareholder controls (alone, or in concert with other shareholders) directly or indirectly a number of shares or voting rights exceeding 33⅓% of the share capital of EADS, as described above), Sociedad Estatal de Participaciones Industriales ("**SEPI**"), a minority shareholder of EADS, taking the stand that the Royal Decree 1197/1991 is not applicable to EADS, as a which duly provide that a tender offer must be launched whenever control of 33⅓% of the share capital is taken, has, on behalf of EADS, consulted on this issue with the Spanish Securities Exchange Commission, which has confirmed in writing that "the event posed does not fall within those contemplated in the aforementioned Royal Decree 1197/1991" and, therefore, said Royal Decree 1197/1991 is not applicable to EADS.

In addition, the CNMV, responding to a request from certain shareholders of EADS, stated in a letter dated June 19, 2000 that the Royal Decree 1197/91 dated 26 July 1991 relating to takeover bids does not apply to transfers of shares between parties in the EADS shareholders agreement, provided such transfers are made within the framework of the shareholders agreement and that such agreement remains in force.

3.2 General Description of the Share Capital

3.2.1 Modification of Share Capital or Rights Attaching to the Shares

Unless such right is limited or eliminated by the general meeting of shareholders as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares pro rata to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a group company. For the contractual position as to pre-emption rights see paragraph 3.3.2.

The general meeting of shareholders has the power to issue shares. The general meeting of shareholders may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The shareholders of EADS, at the general meeting of shareholders held on May 10, 2001 authorized the Board of Directors to issue shares up to 2% of the Company's authorized capital from time to time and to grant rights to subscribe for shares for a period up to and including the date of the annual general meeting of shareholders in 2003, and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the share issuances.

The general meeting of shareholders also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude pre-emption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the general meeting of shareholders in the case where less than half of the capital issued is present or represented at said meeting.

The general meeting of shareholders of EADS held on May 10, 2001 authorized the Board of Directors to waive or limit the pre-emption rights for the period ending on the date of the annual general meeting of shareholders in 2003.

The general meeting of shareholders may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting.

3.2.2 Issued Share Capital

At the date of this document the Company's issued share capital is EUR 809,175,561 comprising 809,175,561 shares of a nominal value of EUR 1 each.

3.2.3 Authorized Share Capital

At the date of this document the authorized share capital of the Company is EUR 3,000,000,000 comprising 3,000,000,000 shares of EUR 1 each.

3.2.4 Securities Granting Access to the Company's Capital

Except for stock options granted for the subscription for EADS shares (see 6.3.3.), there are no securities that give

3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company

Date	Nature of Transaction	Nominal value per share	Number of shares issued	Premium[2]	Total number of issued shares after transaction	Total issued capital after transaction
December 29, 1998...	Incorporation	NLG 1,000	100	—	100	NLG 100,000
April 3, 2000............	Conversion into euros	EUR 1	50,000	—	50,000	EUR 50,000
July 8, 2000..............	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	EUR 1	715,003,828	EUR 1,511,477,044	715,053,828	EUR 715,053,828
July 13, 2000............	Issue of shares for the purpose of the initial public offering and listing of the Company	EUR 1	80,334,580	EUR 1,365,687,860	795,388,408	EUR 795,388,408
September 21, 2000..	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	EUR 1	11,769,259	EUR 168,300,403	807,157,667	EUR 807,157,667
December 5, 2001.....	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on October 8, 2001 under number 01-1200)	EUR 1	2,017,894	EUR 19,573,571.80	809,175,561	EUR 809,175,561

3.3 Shareholdings and Voting Rights

3.3.1 Shareholding Structure

EADS has combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), DaimlerChrysler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term "Completion" relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term "Indirect EADS Shares" relates to EADS shares held by DaimlerChrysler AG ("**DaimlerChrysler**"), SEPI and Société de Gestion de l'Aéronautique, de la Défense et de l'Espace ("**SOGEADE**"), for which EADS Participations B.V. exercises all the attached voting rights, as well as, for Istroise de Participations, Lagardère SCA ("**Lagardère**") and Société de Gestion de Participations Aéronautiques ("**SOGEPA**"), or the companies of their group, the number of EADS shares held indirectly via SOGEADE, reflecting by transparency, their respective interest in SOGEADE.

Unless the context requires otherwise, the shareholdings of Dasa AG in EADS are referred to in this document as shareholdings of DaimlerChrysler, and the rights and obligations of Dasa AG pursuant to the agreements described herein are referred to as rights and obligations of DaimlerChrysler.

As of the date of this document, 30.21% of the EADS shares are held by Dasa AG, which is a wholly owned subsidiary of DaimlerChrysler Luft- und Raumfahrt Holding AG ("**DCLRH**"), a 93.17% subsidiary of DaimlerChrysler. SOGEADE, a French partnership limited by shares (*société en commandite par actions*) whose share capital is held 50% by SOGEPA (a French state holding company) and 50% by Désirade (a French *société par actions simplifiée* whose share capital is held 74% by Lagardère and 26% by Istroise de Participations (the "**French Financial Institutions**"), which is a company jointly owned by BNP PARIBAS and AXA), owns 30.21% of the EADS shares. Thus, 60.42% of the share capital of EADS is held in equal proportions by DaimlerChrysler and SOGEADE who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, holds 5.52% of the share capital of EADS. The public (including EADS employees) holds directly 30.97% of the share capital of EADS. DaimlerChrysler and the République Française (the "**French State**") hold directly respectively 2.75% and 0.34% of such share capital, such shareholdings being subject to certain specific provisions.

(2) The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of EUR 55,849,772.

The diagram below shows the current ownership structure of EADS before exercise of any stock options granted for the subscription for EADS shares (see below paragraph 6.3.3).



French State
SOGEPA
Lagardere
BNP-Paribas and Axa(*****)
SEPI
DaimlerChrysler
74%
Désirade
26%
DCLRH(****)
50%
50%
SOGEADE
Dasa AG
30.21%
5.52%
30.21%
Contractual Partnership (managed by EADS Participations B.V.)
65.94%(*)
2.75%(**)
0.34%(**)(***)
EADS
30.97%
Public

(*) EADS Participations B.V. exercises the voting rights attaching to these EADS shares pledged by SOGEADE, DaimlerChrysler and SEPI who retain title to their respective shares.

(**) The French State and DaimlerChrysler exercise the voting rights attaching to these EADS shares (in the case of the French State such shares being placed with the *Caisse des dépôts et consignations*) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.

(***) Shares to be distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of the privatization of Aerospatiale Matra in June 1999.

(****) DCLHRH is 93.17% held by DaimlerChrysler; almost all the balance is held by the City of Hamburg.

(*****) Acting through a jointly organized company, Istroise de Participations.

- For the number of shares and voting rights held by members of the Board of Directors and Executive Committee, see paragraph 6.2.1.
- As of April 10, 2002, the Company held, directly or indirectly through another company in which the Company holds directly or indirectly more than 50% of the share capital, 1,027,943 of its own shares.
- Approximately 2.88% of the capital and voting rights of the Company are held by EADS employees.

3.3.2 Relationships with Principal Shareholders

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between DaimlerChrysler, Dasa AG, Lagardère, SOGEPA, SOGEADE and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between SOGEADE, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**SOGEADE Shareholders' Agreement**") entered into on Completion between SOGEPA and Lagardère and an agreement between the French State, DaimlerChrysler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by DaimlerChrysler, SOGEADE and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attaching to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

- the composition of the Boards of Directors of EADS, EADS Participations B.V. and SOGEADE Gérance (*gérant commandité of SOGEADE*);
- restrictions on the transfer of EADS shares and SOGEADE shares;
- pre-emptive and tag-along rights of DaimlerChrysler, SOGEADE, SOGEPA and Lagardère;

— defenses against hostile third parties;

— consequences of a change of control of DaimlerChrysler, SOGEADE, Lagardère, SOGEPA or SEPI;

— a put option granted by SOGEADE to DaimlerChrysler over its EADS shares in certain circumstances;

— specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS ballistic missiles activity; and

— certain limitations on the extent of the French State's ownership of EADS.

One of the purposes of these provisions is to establish a stable group of controlling shareholders for a period of at least three years following the Completion.

Further details on the agreements among the principal shareholders of EADS are set forth below.

Organization of EADS Participations B.V.

The Board of EADS Participations B.V. has an equal number of Directors nominated by DaimlerChrysler and by SOGEADE, respectively (taking into account proposals made by Lagardère in respect of the SOGEADE-nominated Directors) and one Director nominated by SEPI. DaimlerChrysler and SOGEADE each nominate four Directors, unless otherwise agreed, and each nominate from among its nominated Directors a Chairman and a Chief Executive Officer. SEPI will — until the third anniversary of the Completion or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier — nominate one Director to the board of EADS Participations B.V. for a term of appointment ending on or before the third anniversary of the Completion or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier.

This structure gives DaimlerChrysler and SOGEADE equal nominating rights in respect of the majority of the Directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s Board of Directors shall require the vote in favor of at least six Directors, except for certain specified matters which require the prior unanimous approval of DaimlerChrysler and SOGEADE. Until the third anniversary of the Completion (or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier), the SEPI-nominated Director will be able to block any decisions in the EADS Participations B.V. Board of Directors relating to any major change to the CASA Industrial Plan and/or its implementation (the "**CASA Matters**").

Transfer of EADS Shares

During the period commencing at Completion and ending on July 1, 2003 (the "**Standstill Period**"):

— DaimlerChrysler, SOGEADE, SEPI, Lagardère, SOGEPA and the French State shall not, in principle, purchase any EADS shares;

— DaimlerChrysler, Lagardère and the French Financial Institutions shall not sell any Indirect EADS Shares;

— SOGEPA and SEPI shall have the right (but not the obligation) to sell their Indirect EADS Shares on the market;

— SEPI shall also have the right to sell all or part of its Indirect EADS Shares by way of a block sale to a third party, subject to a pre-emption right in favor of DaimlerChrysler and SOGEADE in the respective proportions which the number of their Indirect EADS Shares bear to one another, unless the proposed sale is made to a Spanish private investor (other than a competitor of EADS, DaimlerChrysler or SOGEADE) and, where the proposed sale is to a competitor of EADS, DaimlerChrysler or SOGEADE, subject to the prior written consent of, respectively, DaimlerChrysler and SOGEADE, SOGEADE or DaimlerChrysler. It is the intention of SEPI (which has no obligation to do so) to sell its Indirect EADS Shares within the three years following the Completion. SEPI shall lose its main rights and liabilities under the Participation Agreement and the Contractual Partnership Agreement immediately upon ceasing to have any Indirect EADS Shares;

— the EADS shares held by DaimlerChrysler (other than its Indirect EADS Shares) may be sold on the market. However, any sale of such shares on the market during the Standstill Period will have to be coordinated with SOGEPA, the French State and SEPI if SOGEPA, the French State or SEPI proceed with the sale of EADS shares at the same period. In such case, SOGEPA, the French State or SEPI may request DaimlerChrysler to defer such sales if, in the reasonable opinion of SOGEPA, the French State or SEPI, they would have an adverse effect on the sales which SOGEPA, the French State and/or SEPI would make at that time.

After the Standstill Period, each of DaimlerChrysler, SOGEADE, SEPI, Lagardère and SOGEPA shall have the right to sell their EADS shares on the market, subject to the following conditions:

- if a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;
- on the sale of Indirect EADS Shares, DaimlerChrysler (in the case of a sale by SOGEADE), SOGEADE (in the case of a sale by DaimlerChrysler) or SOGEADE and DaimlerChrysler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell their Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;
- any transfer of Indirect EADS Shares by either SOGEPA or Lagardère is subject to a pre-emption right in favor of Lagardère or SOGEPA, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or SOGEPA's consent (as the case may be) and also to DaimlerChrysler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to DaimlerChrysler's pre-emption right referred to above;
- each of Lagardère and SOGEPA shall have a proportional right to tag-along on a sale of their Indirect EADS Shares;
- the pre-emption and tag-along rights of Lagardère and SOGEPA referred to above do not apply to a transfer of EADS shares directly held by one of them.

The Indirect EADS Shares held by the French Financial Institutions will be transferred to Lagardère in July 2003.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which DaimlerChrysler or SOGEADE objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as DaimlerChrysler and SOGEADE agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

During the Standstill Period, the parties to the Participation Agreement may not accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party which is not acceptable to either DaimlerChrysler or SOGEADE (a "**Hostile Offer**"). After the Standstill Period, Hostile Offers may be accepted subject to provisions requiring, inter alia, the party wishing to accept, to first offer its EADS shares to DaimlerChrysler and/or SOGEADE, in which case DaimlerChrysler and/or SOGEADE may exercise their pre-emption right in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

After the Standstill Period, any sale of EADS shares, other than the EADS Indirect Shares, by DaimlerChrysler, SOGEADE or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, shall be subject to the pre-emption right of SOGEADE, DaimlerChrysler and SOGEPA respectively. In the case of a sale by Lagardère, if SOGEPA does not exercise its right of pre-emption, DaimlerChrysler shall in turn have a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) if the proportion which the Indirect EADS Shares of either DaimlerChrysler or SOGEADE bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of DaimlerChrysler and SOGEADE (calculated as a percentage by reference to the number of Indirect EADS Shares held by of each of them as against the total number of the EADS shares) is 5% or less in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of DaimlerChrysler or SOGEADE bears to the total number of EADS shares is 5% or less; or

(ii) if, on a change of control of either Lagardère, SOGEPA, SOGEADE or DaimlerChrysler, no notice of an offer by a third party to purchase the SOGEADE shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "Change of Control") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

Change of Control

The Participation Agreement provides, inter alia, that if (a) Lagardère or SOGEPA undergoes a change of control and DaimlerChrysler so elects or (b) SOGEADE undergoes a change of control and DaimlerChrysler so elects or (c) DaimlerChrysler undergoes a change of control and SOGEADE so elects or (d) SEPI undergoes a change of control and SOGEADE or DaimlerChrysler so elect then:

(i) the party undergoing the change of control shall use its reasonable efforts to procure the sale of its SOGEADE interest (if the party undergoing the change of control is Lagardère or SOGEPA) or of its Indirect EADS Shares (if the party undergoing the change of control is DaimlerChrysler, SOGEADE or SEPI) to a third party purchaser on bona fide arm's length terms. When the party subject to the change of control is Lagardère or SOGEPA, the third party purchaser shall be nominated with DaimlerChrysler's consent, not to be unreasonably withheld; and

(ii) in the event that a third party offers to purchase the SOGEADE interest held by Lagardère or SOGEPA or the Indirect EADS Shares held by DaimlerChrysler, SOGEADE or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) DaimlerChrysler in the case of a change of control occurring to Lagardère or SOGEPA, (b) SOGEADE in the case of the change of control occurring to DaimlerChrysler, (c) DaimlerChrysler in the case of the change of control occurring to SOGEADE, or (d) DaimlerChrysler or SOGEADE in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the SOGEADE interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if DaimlerChrysler and SOGEADE have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the SOGEADE interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such SOGEADE interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, SOGEADE or DaimlerChrysler (as the case may be) nor a member of the group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i.e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to DaimlerChrysler, SOGEADE or SEPI, the non-defaulting party (respectively SOGEADE, DaimlerChrysler and SOGEADE and DaimlerChrysler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or SOGEPA, such party is obliged to use its best efforts to sell its interest in the capital of SOGEADE on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or DaimlerChrysler). In the case of a sale by Lagardère, the third party purchaser must be nominated by SOGEPA with DaimlerChrysler's consent (which may not be unreasonably withheld). In the case of such a sale by SOGEPA, DaimlerChrysler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with DaimlerChrysler and DCLRH on October 14, 1999 (as amended) pursuant to which:

- the French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through SOGEPA, SOGEADE and EADS Participations B.V.;
- the French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;

in each case disregarding (i) those EADS shares to be freely distributed by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatization in June 1999; (ii) those shares held by SOGEPA or the French State which may be sold or acquired pursuant to the Participation Agreement or the SOGEADE Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the DaimlerChrysler and/or Lagardère groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is considered after the termination of the SOGEADE Shareholders' Agreement and (b) a right to oppose the transfer of any such assets or shares during the duration of the SOGEADE Shareholders' Agreement.

SOGEADE

SOGEADE is a French partnership limited by shares (*société en commandite par actions*) the share capital of which is split between SOGEPA (50%) and Désirade, a French *société par actions simplifiée* (50%). The share capital of Désirade is itself held by Lagardère (74%) and the French Financial Institutions (26%). Lagardère and the French Financial Institutions hence own indirectly 37% and 13% respectively of SOGEADE. In July 2003, Lagardère will acquire the Désirade shares held by the French Financial Institutions.

The general partner (*associé commandité*) of SOGEADE, SOGEADE Gérance, is a French *société par actions simplifiée* which is the manager of SOGEADE.

SOGEADE Gérance's Board of Directors consists of eight Directors, four of them nominated by Lagardère and four by SOGEPA. Decisions of the SOGEADE Gérance Board shall be approved by a simple majority of directors except for the following matters which require the approval of a qualified majority of six of the eight Directors: (a) acquisitions or divestments of shares or assets the individual value of which exceeds EUR 500 million; (b) agreements establishing strategic alliances, or industrial or financial co-operation; (c) a capital increase of EADS of more than EUR 500 million to which no preferential right to subscribe for the shares is attached; (d) any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde. The decisions contemplated under (d) above are also governed by the Ballistic Missiles Agreement (see above "Specific Rights and Undertakings of the French State").

When a vote of the SOGEADE Gérance board on such matters does not reach the qualified majority of six Directors by reason of any of the SOGEPA-nominated directors casting a negative vote, the SOGEADE-nominated directors on the board of EADS Participations B.V. are obliged to vote against the proposal. This means that the French State as the owner of SOGEPA can veto any decisions on these matters within EADS Participations B.V. and in turn within EADS as long as the SOGEADE Shareholders' Agreement remains in existence.

The shareholding structure of SOGEADE shall reflect at all times the indirect interests of all the shareholders of SOGEADE in EADS.

In certain circumstances, in particular in the event of a change of control of Lagardère, Lagardère shall grant a call option over its SOGEADE shares to any non-public third party designated by SOGEPA and approved by DaimlerChrysler. This option may be exercised during the term of the SOGEADE Shareholders' Agreement on the basis of the market price for the EADS shares.

The SOGEADE Shareholders' Agreement shall terminate if Lagardère or SOGEPA ceases to hold at least 20% of the capital of SOGEADE, except that: (a) the provisions relating to the call option granted by Lagardère described above shall remain in force as long as the Participation Agreement is in force, (b) as long as SOGEPA holds at least one SOGEADE share, it will remain entitled to nominate a SOGEADE Gérance Director whose approval will be required in respect of any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles activity or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde; and (c) the SOGEADE Shareholders' Agreement will be terminated in the event of a dissolution of EADS Participations B.V. caused by DaimlerChrysler. In the latter case, the parties have undertaken to negotiate a new shareholders' agreement in the spirit of the shareholders' agreement between them dated 14 April 1999 relating to Aerospatiale Matra and having regard to their respective shareholdings in SOGEADE at the time of the dissolution of EADS Participations B.V.

Put Option

Under the Participation Agreement, SOGEADE grants a put option to DaimlerChrysler over its EADS shares which shall be exercisable by DaimlerChrysler, (i) in the event of a deadlock arising from the exercise by SOGEPA of its rights relating to certain strategic decisions (listed above under the description of SOGEADE) other than those relating to the ballistic missiles activity or (ii) after the Standstill Period, during certain periods provided that in both cases the French State still holds any direct or indirect interest in EADS shares. The put option may only be exercised in respect of all and not some only of DaimlerChrysler's EADS shares.

The exercise price of the option will be calculated on the basis of an average market price for EADS shares.

In the event that DaimlerChrysler exercises the put option granted to it by SOGEADE, SOGEADE will acquire the EADS shares from DaimlerChrysler. However, Lagardère has the right to require SOGEPA to substitute itself for SOGEADE in relation to the acquisition of DaimlerChrysler's EADS shares following the exercise by DaimlerChrysler of the put option. Such substitution right has been accepted by DaimlerChrysler. In the event that Lagardère does not exercise such substitution right, Lagardère and the French Financial Institutions would have to provide their pro rata part of the financing necessary for such acquisition. If the French Financial Institutions fail to provide their pro rata part in the financing, Lagardère would substitute either itself or any first rank financial institution for the French Financial Institutions. SOGEPA undertakes to provide its pro rata part of the financing corresponding to its rights in SOGEADE. Should Lagardère decide not to take part in the financing, (a) SOGEPA undertakes to substitute itself for SOGEADE to buy the shares sold by DaimlerChrysler as a result of the exercise of its put option and SOGEPA or Lagardère may request the liquidation of SOGEADE and EADS Participations B.V. and the termination of the SOGEADE Shareholders' Agreement (notwithstanding the termination provisions of the SOGEADE Shareholders' Agreement described under the section "**SOGEADE**" above). In that case, Lagardère could freely sell its EADS shares on the market or in a block sale to a third party.

Pledge over EADS Shares Granted to EADS Participations B.V.

Upon Completion and in order to secure their undertakings under the Contractual Partnership Agreement and the Participation Agreement, SOGEADE, DaimlerChrysler and SEPI granted a pledge over their respective Indirect EADS Shares to EADS Participations B.V. for the benefit of EADS Participations B.V. and the other parties to the Contractual Partnership Agreement.

Contributions to EADS — Specific Undertakings of EADS

EADS has agreed not to dispose of the shares contributed to it by Aerospatiale Matra, Dasa AG and SEPI for a period of 7 years. The contribution agreements entered into between EADS on the one hand and Aerospatiale Matra, Dasa AG and SEPI on the other hand, provide that EADS may, if it determines that this is desirable, dispose of such shares provided that EADS shall, on demand, indemnify Lagardère and SOGEPA (in the case of a sale of shares contributed by Aerospatiale Matra), Dasa AG or SEPI, as the case may be, for all tax disadvantages (tax actually paid or borne by them as well as any consumption of loss-carry-forward potential) they suffer as a result of the loss of the tax benefit triggered by the disposal of the shares by EADS. Such obligation to indemnify shall cease after 7 years from the date of contribution. In the event that the indemnification would be made to all three of Lagardère, SOGEPA and Dasa AG, the Board of Directors would decide on the amount of the indemnity on the basis of a report made and presented by the two independent Directors of EADS. The amount and the conditions of this indemnification will be reported to the general meeting of shareholders.

Lagardère Group Services

At the time of the combination of Aerospatiale and Matra Hautes Technologies, it was agreed that the administrative services rendered by Matra Hachette General, a wholly owned subsidiary of Lagardère, to the direct and indirect subsidiaries of Matra Hautes Technologies that were contributed to Aerospatiale, would remain unchanged.

A portion of the fees paid to the Lagardère group continued to be paid to Aerospatiale Matra in consideration for the transfer to Aerospatiale Matra of a certain number of employees (and related expenses) of the Lagardère group for the performance of these services.

As a result of the restructurings which were carried out in the context of the combination of Aerospatiale Matra, Dasa and CASA into EADS, EADS France (formerly Matra Hautes Technologies) has inherited, all the rights and obligations of Aerospatiale Matra resulting from these agreements with Lagardère.

DADC

EADS Deutschland GmbH holds 75% of the shares in DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**") (the other 25% being held by DCLRH). The share capital of Dornier GmbH is held as to 75,89% by DADC and as to 24,11% by the Dornier family. In shareholders' meetings DADC is entitled to more than 89,2% and the Dornier family to less than 10,8% of the voting rights in Dornier GmbH. DADC and Dornier GmbH have entered into a control and profit and loss transfer agreement.

A considerable number of shareholders' resolutions in Dornier GmbH require a majority of 100% of the votes cast in the shareholders' meeting notably resolutions to dissolve the company, alterations of the articles of association if they terminate, limit or have an impact on the rights of the minority shareholders, reduction of share capital, mergers (unless Dornier GmbH is the surviving entity), the transfer of holdings in other enterprises or the transfer of whole areas of enterprise activities with the exception of transfers of assets in return for shares or as a contribution in kind or to a company associated with DaimlerChrysler, which is assumed to be the case if DaimlerChrysler controls at least 20% of its share capital. The same requirement applies with regard to all transfers of shares of Dornier GmbH held by the DaimlerChrysler group (including associated enterprises) subject to certain exceptions including the transfer to other DaimlerChrysler group companies (including associated enterprises). Furthermore, the Dornier family receives a guaranteed dividend from Dornier GmbH of (depending on the nature of the shares) 8.7% or 15% of the nominal amount of their shares plus any corporation tax credits. The guaranteed dividend is indexed. DaimlerChrysler has guaranteed the payment of the *minimum* dividend to the Dornier family shareholders. In the case of the profit and loss transfer agreement, which presently exists between DADC and Dornier GmbH, the Dornier family shareholders are entitled to receive payments corresponding at least to the amount which they would be entitled to in the absence of such profit and loss transfer agreement. Internally DADC has assumed this obligation.

On November 30, 1988 DaimlerChrysler and the Dornier family entered into a separate agreement to strengthen the rights of DaimlerChrysler and, simultaneously, to protect the economic interests of the minority shareholders. The latter can, in particular, demand that their shares in Dornier GmbH be bought (i) for cash consideration or (ii) in exchange for DaimlerChrysler shares or (iii) in exchange for shares in a company in which, or under which, DaimlerChrysler concentrates its aerospace activities by DaimlerChrysler or another company associated with DaimlerChrysler and nominated by DaimlerChrysler. On March 29, 2000 DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG entered into an agreement according to which DaimlerChrysler has the right to demand from DADC to buy the shares so offered by the Dornier family shareholders. DaimlerChrysler shall reimburse DADC for any amount to be paid being above the fair market value of the shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the DaimlerChrysler group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of DaimlerChrysler which is to become a member of the EADS group or any member of the Dasa AG group. This indemnity shall also extend to EADS to the extent such protection is not provided for in the transfer of the Dasa business to EADS.

3.3.3 Form of Shares

The shares of EADS are in registered form. The Board of Directors may decide in respect of all or certain shares,

Shares shall be registered in the shareholders register without the issue of a share certificate or, should the Board of Directors so decide, in respect of all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 Changes in the Shareholding of the Company Since its Incorporation

The Company was founded with an authorized share capital of NLG 500,000 divided into 500 shares each having a nominal value of NLG 1,000, of which 100 were issued to Aerospatiale Matra on December 29, 1998. These shares were transferred to Dasa AG by way of notarized transfer certificate on December 28, 1999.

The changes in the shareholding of the Company since its initial public offering and listing are as follows (for a description of the changes in the issued share capital of the Company since its incorporation, see 3.2.5 above):

Since July 2000, 2,047,811 EADS shares (representing 0.25% of the share capital of EADS) have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatization in June 1999.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares representing 0.93% and 2.07% of the share capital of EADS) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra — see paragraph 3.3.2 "Specific Rights and Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

Since the date of registration with the COB of the *Document de Référence* of the Company for the financial year 2000 (April 26, 2001), the Company has not received any threshold notification.

As of the date of this document, and before exercise of any stock options granted for the subscription of EADS shares (see below paragraph 6.3.3.), the issued shares and voting rights of the Company are held as indicated in the table below:

Shareholders	Number of shares and voting rights	% of capital and voting rights
Dasa AG	244,447,704	30.21%
SOGEADE	244,447,704	30.21%
SEPI	44,690,871	5.52%
Sub-total Contractual Partnership	*533,586,279*	*65,94%*
Dasa AG	22,227,478	2.75%
French State	2,748,681(*)	0.34%
Public	250,613,123	30.97%(**)
TOTAL	809,175,561	100.00%

(*) Shares to be distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatization in June 1999, the next distribution being planned for end of July 2002.

(**) Of which approximately 2.88% held by EADS employees. As of April 10, 2002, the Company held, directly or indirectly through another company in which the Company holds directly or indirectly 50% of the share capital, 1,027,943 of its own shares. To the knowledge of the Company, no person of the public holds 5% or more of the capital or voting rights of the Company.

The current shareholding structure of the Company is as shown in the diagram in paragraph 3.3.1 above.

3.3.5 Persons Exercising Control over the Company

See 3.3.1 and 3.3.2 above.

3.3.6 Simplified Group Structure Chart

The following chart shows the main business units of EADS.


EADS SIMPLIFIED GROUP ORGANIZATION CHART
EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY EADS N.V. (EADS)
Airbus
Military Transport Aircraft
Aeronautics
Defence and Civil Systems
Space
Airbus
Military Transport Aircraft
EADS Military Aircraft
Systems and Defence Electronics
Astrium
Eurocopter
EADS Services
EADS Launch Vehicles
EADS ATR
MBDA
EADS CASA Espacio
EADS EFW
EADS LFK
EADS Space Service
EADS Sogerma Services
EADS Telecom
EADS Sodern
EADS Socata
EADS Cilas

3.3.7 Purchase by the Company of its Own Shares

3.3.7.1. Dutch Law

The Company may acquire its own shares, subject to certain provisions of the law of The Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of The Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorized the Board of Directors to effect such repurchases. Such authorization may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

The Shareholders' General Meeting of EADS held on May 10, 2001 authorized the Board of Directors, for a period of 18 months from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares (EUR 1) and an amount equal to 110% of the price paid for the relevant shares on any stock exchange on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company. The Board of Directors resolved on July 12 and September 18, 2001 and requested the Chief Executive Officers to implement a plan for the Company to repurchase up to 10,500,000 of its own shares, representing 1.3% of the issued share capital of the Company. The *note d'information* relating to this share purchase programme was approved by the COB on September 18, 2001 under number 01-1136. As of April 10, 2002, the Company had purchased 1,027,943 of its own shares.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 17, 2002 in order to supersede and replace the above authorization and authorize the Board of Directors, for a new period of 18 months as from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on any stock exchange or otherwise in return for payment, at a price between the nominal value of the shares and an amount equal to 110% of the price at which the relevant shares were quoted on any stock exchange at close of business on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company.

3.3.7.2. French Regulations

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarized below.

Pursuant to *Règlement* No. 98-02 (as amended by *Règlement* No. 2000-06) of the COB, the purchase by a company of its own shares will, in principle, require the filing of a *note d'information* that has received the approval (or "*visa*") of the COB.

Under *Règlement* No. 90-04 (as amended by *Règlements* No. 98-03 and No. 2000-06) of the COB, as amended, a company may not trade in its own shares for the purpose of manipulating the market. *Règlement* No. 90-04 also defines the conditions for a company's trading in its own shares to be valid.

After making purchases of its own shares, a company is required to file monthly reports with the COB and the CMF that contain specified information about such purchases. The CMF makes this information publicly available.

3.3.7.3. German Regulations

As a foreign issuer, the Company is not subject to German rules on trading in its own shares, which only apply to German issuers.

3.3.7.4. Spanish Regulations

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of July 28, 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.4 Stock Exchange Information

The Company's issued share capital is divided into 809,175,561 shares currently listed under the symbol "EAD" on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish Stock Exchanges and included in the CAC 40 index.

The following tables set forth, for the periods indicated, the average daily trading volumes and the high and low prices of EADS shares on the Paris, Frankfurt and Spanish Stock Exchanges.

Paris Stock Exchange

	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2000						
July (from the 10th)	28,006,987	1,867,132	507,785,107	33,852,340	19.19	17.40
August	25,823,476	1,122,760	384,575,157	16,720,659	18.05	16.05
September	30,460,407	1,450,496	571,089,464	27,194,736	20.10	17.06
October	54,407,858	2,473,084	1,184,877,998	53,858,091	24.10	18.88
November	33,635,272	1,528,876	810,699,388	36,849,972	25.20	22.47
December	27,572,339	1,451,176	628,842,769	31,442,138	24.29	20.12
2001						
January	39,914,713	1,814,305	922,430,115	41,928,642	24.03	21.90
February	28,371,942	1,418,597	671,386,276	33,569,314	23.59	21.10
March	40,195,234	1,827,056	808,266,895	36,739,404	23.56	18.20
April	23,042,758	1,212,777	466,130,786	24,533,199	21.50	19.22
May	30,810,517	1,400,478	680,973,860	30,953,357	24.00	19.50
June	36,622,362	1,831,118	847,614,750	42,380,738	25.07	20.67
July	23,998,212	1,090,828	531,019,150	24,137,234	23.50	21.02
August	29,135,094	1,266,743	602,364,447	26,189,759	23.60	18.64
September	55,227,242	2,761,362	724,387,025	36,219,351	19.94	9.14
October	49,407,887	2,148,169	592,687,519	25,769,023	13.65	9.90
November	40,347,151	1,833,961	550,247,341	25,011,243	14.57	12.00
December	19,755,943	1,097,552	271,754,537	15,097,474	15.24	13.05
2002						
January	26,525,882	1,205,722	363,824,632	16,537,483	14.90	12.52
February	21,298,834	1,120,991	287,799,414	15,147,338	14.80	12.71
March	31,975,439	1,682,918	517,520,338	27,237,913	17.45	14.53

Source: Bloomberg Database

Frankfurt Stock Exchange

	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2000						
July (from the 10th)	10,021,156	626,322	126,313,029	7,894,564	19.00	17.20
August	2,296,984	99,869	39,539,352	1,719,102	18.30	16.00
September	2,667,145	127,007	47,534,427	2,263,544	20.02	17.05
October	2,116,370	96,199	40,178,886	1,913,280	24.05	19.00
November	1,100,523	50,024	25,983,694	1,181,077	25.90	22.50
December	646,677	34,036	15,011,258	750,563	24.30	20.06
2001						
January	623,484	28,340	13,824,417	628,383	23.90	21.80
February	519,634	25,982	11,758,970	587,948	23.52	21.21
March	558,229	25,374	12,349,913	561,360	23.50	18.50
April	262,503	13,816	5,292,404	278,548	21.70	19.20
May	491,162	22,326	10,860,045	493,638	23.97	19.70
June	817,372	38,922	18,911,714	900,558	25.20	20.61
July	958,870	46,664	21,167,451	1,029,124	23.45	20.57
August	753,104	39,034	15,668,232	822,343	23.50	18.60
September	2,039,979	102,970	25,656,940	1,301,782	19.97	9.20
October	1,217,290	52,926	14,786,737	642,902	13.80	10.00
November	861,507	39,159	11,688,046	531,275	14.70	10.90
December	626,512	36,854	8,653,911	509,054	15.10	13.00
2002						
January	687,609	31,255	9,416,004	428,000	14.81	12.50
February	484,884	24,244	6,523,078	326,154	14.30	12.70
March	852,539	42,627	13,770,868	688,543	17.48	13.90

Source: Bloomberg Database

Spanish Stock Exchanges

	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2000						
July (from the 10th)	18,203,064	1,137,692	330,862,873	20,678,930	19.10	17.00
August	1,733,497	75,369	30,022,590	1,305,330	18.39	16.01
September	4,016,475	191,261	75,331,737	3,587,226	20.07	17.02
October	4,868,795	221,309	99,463,587	4,736,361	24.00	18.50
November	1,293,184	58,781	29,653,441	1,347,884	25.10	22.10
December	655,922	34,522	13,991,513	777,306	24.50	20.20
2001						
January	447,403	20,337	9,939,805	451,809	23.99	21.77
February	415,608	20,780	9,173,076	458,654	23.52	21.14
March	446,407	20,291	9,742,541	442,843	23.50	18.01
April	182,638	9,613	3,543,739	186,513	21.90	19.13
May	243,750	11,080	5,423,419	246,519	23.90	19.70
June	302,249	14,393	6,988,672	332,794	24.98	20.80
July	132,517	6,024	2,927,541	133,070	23.32	21.10
August	342,359	16,124	7,060,800	320,945	23.50	18.90
September	791,965	39,598	10,074,145	503,707	20.00	9.20
October	694,478	30,195	8,212,669	357,073	13.60	10.00
November	554,396	25,200	7,547,151	343,052	14.53	12.11
December	368,870	21,698	5,067,135	298,067	14.45	13.11
2002						
January	560,834	25,492	7,608,542	345,843	14.85	12.57
February	326,840	17,202	4,429,110	233,111	14.76	12.77
March	598,644	31,508	9,678,288	509,384	17.40	14.30

Source: Bloomberg Database

3.5 Dividends

3.5.1 Dividends Paid since the Incorporation of the Company

A cash dividend has been paid in respect of the year 2000 for a gross amount of EUR 0.50 per share on June 27, 2001.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 17, 2002 in order to approve the payment of a cash dividend in respect of the year 2001 for a gross amount of EUR 0.50 per share to be paid on June 28, 2002.

3.5.2 Dividend Policy of EADS

EADS' dividend policy will be established by the Company's Board of Directors and future payments of dividends, if any, are expected to depend in particular on EADS' results and its investment policy, as well as the dividend policies of European and international companies in the same sector. (See also paragraph 3.1.9 "Allocation and Distribution of Income"). No assurance may be given that dividends will be declared for the years 2002 onwards.

3.5.3 Unclaimed Dividends

Pursuant to article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable. The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the dividend could be distributed becomes due and payable.

3.5.4 Taxation

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "Shares") who is not, or is not treated as, a resident of The Netherlands for Netherlands tax purposes (a "Non-Resident Holder"). The statements below do not address special rules that may apply to certain categories of holders of Shares and are not exhaustive. Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in The Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognized as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between The Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the United States, Canada, Switzerland, Japan, all European Union member states and other countries.

French, German, and Spanish Tax Treaties

Under the Convention between the Republic of France and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, concluded 16 March 1973, the Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Income and Capital and Various Other Taxes and for the Regulation of Other Questions relating to Taxation, concluded 16 June 1959 or the Convention between the Government of the State of Spain and the Government of the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Taxes on Income and Capital, concluded 16 June 1971, dividends paid by the Company to a Non-Resident Holder that is a resident of France, Germany or Spain as defined in the respective Convention are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, provided that the dividends are not attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the Company. A redemption or sale to a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realizes a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

(i) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands; or

(ii) the Non-Resident Holder holds, directly or indirectly, a substantial interest in the Company; or

(iii) if the Non-Resident Holder is an individual and as such income or capital gain qualifies as income from miscellaneous activities in The Netherlands as defined in the Dutch individual income tax Act 2001.

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless

(i) the transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands; or

(ii) the Shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in The Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in The Netherlands solely as a result of holding an ordinary share or of the execution, performance, delivery and/or enforcement of rights in respect of the ordinary shares.

CHAPTER 4 — INFORMATION ON EADS ACTIVITIES

4.1 Presentation of the EADS Group

Except where stipulated otherwise, all the data provided below were prepared on the basis of information from the Company.

4.1.1 Overview

With consolidated revenues of Euro 30.8 billion in 2001, EADS is Europe's premier aerospace and defense company and the second largest aerospace and defense company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defense electronics. In 2001, it generated 80% of its sales in the civil sector and 20% in the military sector.

EADS businesses fall under five divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Aeronautics (other than Airbus and Military Transport Aircraft), (4) Defence and Civil Systems and (5) Space. The chart at paragraph 3.3.6 illustrates the allocation of activities among these five divisions.

STRATEGY

In order to maximize value for its shareholders, the Management of EADS (the "**Management**") intends to position EADS as one of the two leaders in every major market that it serves and has defined the following key strategic thrusts:

- **Drive industry consolidation and strengthen strategic partnerships globally**

  EADS will continue to drive industry consolidation capitalizing on a long history of joint achievements with major European and American companies. Such consolidation, whether through partnerships or acquisitions, is intended to position EADS as a global company with a highly visible domestic presence in all major aerospace and defense markets. In addition, such co-operation serves to further enhance EADS' portfolio of technologies and products.

  Recent major successes such as the creation of the Airbus company and the formation of MBDA illustrate EADS' prominent role in initiating defining European partnerships. EADS intends to continue to reshape the European aerospace and defense industry with a focus on its role, through Astrium and EADS Launch Vehicles, in the Ariane system, as well as on military aircraft and defense electronics activities.

  The acquisitions of Cogent in the United Kingdom, Patria in Finland, PZL-Okecje in Poland and Australian Aerospace Industry in Australia over the past year were instrumental in obtaining significant contracts in each of these markets. In recognition of these successes, EADS will continue to pursue opportunities to establish local footholds in key export markets. The Company intends to make use of its established reputation as a technology leader and its growing credibility as a systems integrator to penetrate such markets.

  EADS' strengths in technology and market reach have enabled the Company to develop strategic partnerships with the principal actors in the U.S. aerospace and defense market. Opportunities in ballistic missile defense, mission aircraft and ISR systems, approached jointly with such partners as Boeing, Lockheed Martin and Northrup Grumman, provide attractive avenues for growth.

- **Capitalize on existing strengths to grow the defense business**

  The potential synergies in technology and the ability to counterbalance commercial cycles between civil and defense businesses underlie EADS' goal of increasing revenues from the defense sector to 30% of total revenues by 2010.

  EADS considers its defense business to be particularly well positioned to capitalize on increased demand in such segments as military power projection, intelligence gathering and management and homeland and theatre survivability. The events of September 11 and subsequent developments have heightened perceived needs in these areas for products such as strategic airlift, deepstrike cruise missiles, mission and fighter aircraft, deployable secured telecom networks and unmanned aerial vehicles.

  EADS also has a young product portfolio which offers opportunities for product evolution in line with shifting market demands.

Additionally, revenue mix improves as the most recent programs, such as Eurofighter, transition from the development to the production phase.

The existence of an appreciable backlog for EADS' defense products, which represents a predictable revenue stream for the Company, permits management to focus on optimizing operations and maximizing profits.

- **Leverage intragroup opportunities**

  By combining a wider range of products and expertise into high value-added, integrated systems, EADS will seek to maximize margins and to offer strongly differentiated solutions that are tailored to increasingly complex customer needs. Bringing together discrete competencies to respond to such needs exemplifies EADS' approach in connection with the A400M: this program integrates previously unconnected military and commercial capabilities of EADS to offer a cutting edge strategic airlift system.

  To that end, EADS will rely on unified management and allocation of resources, coupled with division-led identification of customer needs and definition of solutions. For example, in 2001, all existing activities related to mission aircraft were bundled within one business unit which now provides a single interface for customers.

Financial and Operating Data

The following table shows the amount and percentage of EADS' consolidated revenues for the year ended December 31, 2001, and pro forma consolidated revenues for the year ended December 31, 2000 attributable to each EADS division.

Consolidated Revenues for the Year Ended December 31, 2001 and Unaudited Pro Forma Consolidated Revenues for the Year Ended December 31, 2000 by Division

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Percentage[1]	Amount in billions of Euro	Percentage[1]	Amount in billions of Euro
Airbus	64	20.5	59	14.9
Military Transport Aircraft	2	0.5	1	0.3
Aeronautics	16	5.1	19	4.7
Defence and Civil Systems	10	3.3	11	2.9
Space	8	2.4	10	2.5
Total Divisional Revenues before Headquarters/Eliminations	100	31.8	100	25.3
Headquarters/Eliminations[2]		(1.1)		(1.1)
Total Consolidated Revenues		30.8		24.2

(1) Percentage of total divisional revenues before headquarters/eliminations.

(2) Includes inter alia intercompany eliminations and headquarters sales.

The following table shows the amount and percentage of EADS' consolidated revenues for the year ended December 31, 2001, and pro forma consolidated revenues for the year ended December 31, 2000 by geographical area.

Consolidated Revenues by Geographical Area for the Year Ended December 31, 2001

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Percentage[1]	Amount in billions of Euro	Percentage[1]	Amount in billions of Euro
Europe	45	13.9	53	12.8
North America	34	10.4	28	7.7
Asia/Australia	10	3.1	9	1.5
Rest of the World	11	3.4	10	2.2
Total	100	30.8	100	24.2

The following table provides operating data regarding EADS' orders booked for the year ended December 31, 2000 and pro forma orders booked for the year ended December 31, 2000.

Consolidated Orders for the Year Ended December 31, 2001 and Pro Forma Consolidated Orders for the Year Ended December 31, 2000

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Percentage[3]	Amount in billions of Euro	Percentage[3]	Amount in billions of Euro
Orders booked:[1]				
Airbus[2]	82	50.3	68	34.2
Military Transport Aircraft	2	1.0	1	0.5
Aeronautics	9	5.3	17	8.3
Defence and Civil Systems	5	3.1	8	3.9
Space	2	1.3	6	3.0
Headquarters/Eliminations		(0.8)		(0.8)
Total	100	60.2	100	49.1

(1) Without options.

(2) Based on catalog prices.

(3) Before headquarters/eliminations.

The following table provides operating data regarding EADS' backlog as of December 31, 2001 and 2000.

Consolidated Backlog for the Year Ended December 31, 2001 and Pro Forma Consolidated Backlog for the Year Ended December 31, 2000.

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Percentage[3]	Amount in billions of Euro	Percentage[3]	Amount in billions of Euro
Backlog:[1]				
Airbus[2]	85	156.1	78	104.4
Military Transport Aircraft	1	1.3	1	0.9
Aeronautics	7	13.7	10	13.1
Defence and Civil Systems	5	9.1	7	9.7
Space	2	3.8	4	4.8
Headquarters/Eliminations		(0.7)		(1.0)
Total	100	183.3	100	131.9

(1) Without options.

(2) Based on catalog prices.

(3) Before headquarters/eliminations.

4.1.2. Airbus

Introduction and Overview

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 38% in 2001. At December 31, 2001, its backlog of orders stood at 54% of total worldwide backlog, representing a larger share but a decrease in volume from December 31, 2000. In 2001, the Airbus division of EADS earned revenues of Euro 20.5 billion, representing 64% of EADS total revenues; this 38.3% increase over 2000 pro forma consolidated revenues partially reflects a change in consolidation. See — "Organization of Airbus".

Airbus has become the second largest supplier of commercial aircraft in the world, standing in close contention with its rival Boeing for first place. Since its formation in 1970 until December 31, 2001, Airbus received orders for 4,399 aircraft from approximately 180 customers around the world.

Several factors have contributed to the success of Airbus: its portfolio of modern aircraft, its consistent technological innovation, its stable pool of highly skilled employees and its concept of aircraft "families" that offer customers cost savings in crew training, maintenance and supply for their fleets of different sized Airbus aircraft. In addition, Management believes that the international composition of Airbus represents a competitive advantage in the global marketplace.

The Airbus group is jointly owned by EADS (80%) and BAE Systems (20%); the Head of EADS' Airbus Division acts as Airbus CEO, echoing EADS' effective management control over its operations.

Strategy

The paramount strategic goal of Airbus is to deliver first-rate economic returns in a sustainable manner from continuing to develop a superior family of products and commanding half of the world commercial aircraft market over the long term. To achieve this end, Airbus is actively:

- completing the most comprehensive line of products targeted to customer needs, which entails (i) a major effort to develop, test, manufacture and deliver the A380 within budget by early 2006, (ii) the gradual extension of relevant freighter applications across the range of Airbus aircraft, and (iii) the continuous maintenance of existing models' competitive edge in their markets;
- seeking to penetrate, or consolidate its promising position in certain key markets such as the United States or Japan;
- expanding its offering of services to customers, which will enable Airbus to remain at the forefront of its industry by (i) designing answers to customers' evolving needs, and (ii) ensuring optimal Airbus placement along the industry's value chain; and
- perfecting its industrial operations to capture the benefits of integration, to enhance its response to changes in volume and mix, and to carry out A380 related investments with a strong focus on flexibility and efficiency.

Market

Cyclicality and Market Drivers

The main factors affecting demand in the aircraft market include passenger demand for air travel, cyclicality, national and international regulation (and deregulation), the rate of replacement and obsolescence of existing fleets, as well as the existence of airline alliances and the increase in the number of aircraft leasing companies. The performance, competitive posture and strategy of airlines, cargo operators and leasing companies, wars, political unrest and extraordinary events may act as a catalyst, precipitate changes in demand and lead to short term market imbalances.

2001 Airline Market Highlights. The undergoing global recession, compounded with the aftermath of September 11, 2001 events, have triggered a market downturn. Compared to a year earlier, 2001 figures for worldwide passenger demand measured in revenue passenger kilometers decreased 15.8% in September, 22% in October, 19.7% in November and 11.7% in December. Consistent with the pattern experienced during the Gulf War, at the date of this report, airline traffic is gradually firming up towards the previous year's level, affected by such factors as passenger perception of security and comfort. The impact across markets differs depending on airline business model, travel segment, or geography. Aircraft operators have adapted capacity to their markets' requirements by eliminating routes, reducing schedules and withdrawing older and less efficient aircraft. The net retirement of 1,558 aircraft in 2001, of which 941 between September and December (*Airclaims figures*), is leading to a higher concentration of younger models in operation, a trend favoring Airbus's share in remaining fleets. Financial hardship throughout 2001 has resulted in airline bankruptcies and prompted negotiations with aircraft manufacturers to cancel or postpone certain contracted deliveries, leading in turn to a downward revision of expected deliveries by Airbus and Boeing.

Overall Growth. The market for passenger jetliners depends primarily on the demand for air travel, which is itself primarily driven by economic or GDP growth, fare levels and demographic growth. Measured in revenue passenger kilometers, air travel increased every year from 1967 to 2000, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 7.9% for the period. In 2000, Airbus projected that air travel would grow at 4.9% per annum during the period 2000-2019, which was consistent with the studies provided by Boeing. Airbus believes that recent events do not significantly affect this long term trend.

Cyclicality. Despite overall growth in air travel, the market for aircraft has been cyclical, due to the volatility of airline profitability and cycles of the world economy. When cyclical downturns have occurred, aircraft manufacturers have typically experienced a decrease in aircraft orders within one-year and lower deliveries over a slightly longer period. Airbus deliveries have been stable or growing since 1994 due to its increasing market share. When faced with reduced load factors and profits, certain airlines typically attempt to postpone order decisions for new aircraft until these factors improve.

The downturn following the Gulf War occurred against a background of airline strategies focusing on market share rather than profitability, which in turn led to excessive aircraft orders, higher financial gearing and lower profits. This phenomenon was accentuated by the ease of obtaining aircraft finance and numerous tax benefits then available to owners.

However, airlines have since shifted their focus to profitability and gearing has typically decreased. They have increased their flexibility, using operating leases and dynamic management of their fleet of older aircraft and more disciplined ordering of newer aircraft. In addition, financially stronger lessors during the last decade have improved the allocation of aircraft in the used aircraft market. Management believes this combination of factors has led to a dampening of cyclicality for the aircraft manufacturing sector.

Management believes that it will be able to mitigate the impact of the current downturn by effective management, including outsourcing decisions. See — "Airbus — Production — Adaptability to changes in demand". In previous downturns, despite the decline in the aggregate market for aircraft, Airbus was able to capture a larger share of the reduced market, thereby cushioning the impact on its operations. Furthermore, a decrease in orders and backlog need not imply a reduction in immediate deliveries of the same magnitude.

Regulation/Deregulation. National and international regulation (and deregulation) of international air services and major domestic air travel markets affect demand for passenger jetliners. In 1978, the United States undertook the deregulation of its domestic air transportation system. Other regions have followed this model, notably Europe since 1985.

The FAA (Federal Aviation Authority) Stage 3 anti-noise regulations requiring operators to replace many older aircraft by the end of 1999 also had an impact on demand, resulting in a significant increase in North American orders in recent years, with the North American market accounting for 41% of aircraft delivered in 2000 and 44% in 2001.

Airline Network Development: Hubs. As a consequence of deregulation policies, major airlines are constantly adapting their fleet, network and commercial strategies. This adaptation is possible because of the availability of new aircraft capable of meeting customer requirements in terms of cost and performance. In response to the price demands of passengers and competition of new low cost carriers, major airlines have organized their operations around strategically located "hub" airports enabling them to link more cities at lower fares. This affects demand as hubs permit fleet standardization around both smaller aircraft types for the short, thin and high frequency routes feeding the hubs (between hubs and spokes) and larger aircraft for longer and higher density routes between hubs (hub-to-hub).

The availability of new, small and medium-size aircraft has also opened opportunities for airlines to offer point-to-point services on lower density routes to high yield passengers, bypassing hubs and offering a wider choice of non-stop destinations. As a result, worldwide deregulation has contributed to the diversification of airline strategies, which in itself has resulted in airlines requiring a wider range of aircraft to implement such strategies.

Alliances. The development of world airline alliances is reinforcing these strategies. According to Airclaims data, half of the world's jetliner fleet of over 100 seats was operated by 23 airlines as of December 2001. In the 1990s, the major airlines began to enter into alliances that give each alliance member access to the other alliance members' hubs and routings, allowing airlines to concentrate their hub investments while extending their product offering.

Governmental Funding. A 1992 bilateral agreement between the European Union and the United States provides for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programs. It also sets a ceiling at 3% of industry revenues for indirect support in relation to the development or production of large civil aircraft (typically the Department of Defense and NASA mechanisms used in the United States). This bilateral agreement has provided a level playing field for government support and reflects the needs of both Europe and the United States.

Market Structure and Competition

Market Segments. Currently, Airbus competes in each of the three principal market segments: "single aisle" aircraft, which have 100-200 seats in two rows divided by a single aisle and are used principally for short-range and medium-range routes, such as the A320 family; "twin aisle" (or "wide body") aircraft, which have a wider fuselage and more than 200 seats in three rows divided by two aisles and are used in the case of the A300/A310 for short range and medium-range routes, in the case of the A330/A340 family for long-range routes; and "very large aircraft", which are designed to carry more than 400 passengers non stop over very long-range routes and in superior comfort, in the case of the A380 still under development. Cargo aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "— Aeronautics — Aircraft Conversion and Technical Services." In addition, the A300-600F has been a successful all-new cargo aircraft with increasing popularity among major express courier providers, such as Federal Express and UPS.

According to a study conducted by Airbus, of a total of 12,749 aircraft with more than 70 seats in service at December 31, 2001, 73% were single aisle aircraft, while 27% were twin aisle aircraft. The table below shows the distribution of aircraft and percentage of single aisle and twin aisle aircraft by region at December 31, 2001.

	Aircraft		Configuration Percentage of	
	Percentage	Number of Aircraft in Service	Single aisle	Twin aisle
North America	43	5,459	80	20
Europe	25	3,202	75	25
Asia-Pacific	18	2,290	50	50
Africa and Middle East	7	904	62	38
South America	7	894	89	11
Total	100	12,749	73	27

Source: Airbus

The high proportion of single aisle aircraft in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as the region's airports limit the number of flights, thereby encouraging higher average aircraft seating capacity per flight.

According to manufacturers' published figures, a total of 852 new aircraft with more than 100 seats were delivered in 2001. Of these aircraft, 76% were single aisle, while 24% were twin aisle aircraft. The table below shows the number of aircraft delivered by region during 2001 and 2000.

	2001		2000	
Region	Number of Aircraft delivered in region	Percentage of total market of aircraft delivered	Number of Aircraft delivered in region	Percentage of total market of aircraft delivered
North America	374	44	331	41
Europe	153	18	211	26
Asia-Pacific	80	9	70	9
Rest of World	56	7	54	7
Leasing companies	189	22	134	17
Total	852	100	800	100

Source: Airbus

Sales to leasing companies constitute a separate market sector accounting for approximately 22% of aircraft deliveries in 2001, since leased aircraft are frequently operated in a different region from that of the leasing company's home jurisdiction.

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Airbus and Boeing. According to manufacturers' published figures, in 2001 Airbus and Boeing, respectively, accounted for 38% and 62% of total deliveries, 53% and 47% of total gross orders, and 54% and 46% of the total year-end backlog.

The significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established suppliers in the foreseeable future.

PRODUCTS AND SERVICES

Technological Breakthroughs

Technological innovation has been at the core of Airbus' strategy since its creation. Many of its innovations which have provided a distinct competitive advantage have subsequently become standard in the aircraft industry.

- A300 — The Airbus A300 was the world's first twin-engine twin aisle commercial aircraft. This feature gave it a distinctive advantage in terms of fuel burn and maintenance costs over its three-engine and four-engine competitors for the short and medium range.

- A310 — The Airbus A310, brought to the market in 1983, featured the first digitally imaged cockpit displays, using cathode ray tubes as opposed to the traditional mechanical display. This made it possible to provide the pilot with more capable flight and navigation displays and a unique centralized, easy access aircraft monitoring. It was also the first twin aisle commercial aircraft certified for a two-member flight crew, resulting in lower operational costs as compared to three-member crew operated aircraft which was the industry standard at the time. The implementation of automated systems and the integration of Digital Flight Guidance both helped to ensure a high level of safety.

  New efficient aerodynamic concepts were also introduced, such as supercritical airfoil and the high aspect-ratio transonic wing, which brought a significant improvement in fuel burn. Carbon fiber reinforced composite materials were introduced for major structures such as the vertical fin and rudder, with significant weight savings as compared to aluminum, resulting in increased payload capability. The installation of a trim tank in the horizontal stabilizer increased operators' savings significantly due to the efficient control of the center of gravity in order to enable optimized aircraft conditions in flight.

- A320 — Airbus was the first to introduce digital fly-by-wire controls with the Airbus A320 in 1988, introducing pilot commands through a side stick controller instead of the traditional control column. Flight-control computers translate these commands into electrical signals for the moving surface actuators and, at the same time, can prevent the aircraft going beyond the prescribed safe flight envelope. Compared to the traditional mechanical flight controls, this brought increased maneuverability, simplified operations through digital link-up with the autopilot system and weight reduction. The fly-by-wire concept is now featured on all A320 family aircraft as well as the A330/A340 family. Airbus' U.S. competitors did not introduce fly-by-wire controls until later. Composite materials are also used extensively in the A320, in particular for the horizontal tail plane.

- A330/A340 — This twin aisle family features wing commonality for two and four-engine solutions of an otherwise similar airframe — a unique concept. The ultra-long-range A340 500/600, introduces further breakthroughs in the use of weight saving composite materials for a large primary structure (the 15m-long keel beam and rear cabin pressure bulkhead).

- A380 — The very large aircraft will bring further development of technologies already mastered and allow for their broader application. Approximately 40% of the aircraft structure is to be manufactured using carbon composites and advanced metallic hybrid materials, while innovative manufacturing techniques such as laser beam welding will eliminate fasteners, reduce weight and provide enhanced fatigue tolerance. In addition, lighter yet more capable electrical and hydraulic equipment and systems will improve maintainability.

The Family Concept — Commonality across the Fleet

Airbus' two families of aircraft follow a "minimum change" strategy, which consists of developing a central aircraft concept from which it creates derivatives for different market segments. The "minimum change" concept means that (with the exception of the A300/310) all Airbus aircraft share the same cockpit design and all have fly-by-wire controls and virtually identical handling characteristics. Pilots can fly any aircraft within the A320 family of aircraft with minimal additional training, and cross-crew qualification (CCQ) across families of aircraft provides airlines with significant operational flexibility.

This minimum change strategy helps to reduce development costs and also permits aircraft operators to realize significant cost savings in crew training, spare parts, maintenance and aircraft scheduling. In addition, fleet expansion within the respective family can take place with a lesser requirement for investments in new simulators.

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus which, in Management's opinion, constitutes a sustainable competitive advantage.

Short- and medium-range single aisle Aircraft: the A320 Family

Airbus' family of single aisle aircraft, based on the Airbus A320 (which entered service in 1988 following a development program launched in 1984), includes the A319 and A321 derivatives, as well as the A319-based Airbus Corporate Jetliner, a business jet derivative, which Airbus commenced marketing in June 1997.

Each aircraft in the A320 family shares the same fuselage diameter of 3.96 meters, which is wider than any competing single aisle aircraft. The wider fuselage diameter provides a roomy passenger cabin, a high comfort level and a more capacious underfloor cargo volume than its competitors. The A320 family incorporates full digital fly-by-wire controls and an ergonomic cockpit. All current production models feature a lightweight carbon fiber composite horizontal stabilizer, derived from the one first developed for the Airbus A310-300. The A320 family's competitors are the Boeing 737, 757 and 717 aircraft.

The A318. The A318 aircraft is a shortened version of the A319, designed to satisfy demand for aircraft in the 100 to 120 seat range. The A318 effected its first flight on January 12, 2002 and is due to deliver in October of 2003.

Single Aisle Technical Features

Model	Entry into service	Passenger capacity	Maximum range (km)	Length (meters)	Wingspan (meters)
A318	2003(1)	106	5,200	31.4	34.1
A319	1996	124-145	6,500	33.8	34.1
A320	1988	150-180	5,500	37.6	34.1
A321	1994	185-220	5,500	44.5	34.1

(1) Planned date.

Source: Airbus

As of December 31, 2001, Airbus had received 2,768 orders for A318, A319, A320 and A321 aircraft and had delivered 1,640 A319, A320 and A321 aircraft.

Short- and medium-range twin aisle Aircraft: the Airbus A300/A310

The A300/A310 aircraft were the initial models of the Airbus product line and are designed for short-and-medium range routes. The A300, which entered into service in 1974, was the world's first twin aisle, twin-engine aircraft. Its current version A300-600 is also available in freighter and convertible passenger-freighter configurations and the A300-600 Freighter, in service with Federal Express since 1994, is capable of carrying more than 50 tons of cargo. In early 2001, UPS ordered 60 A300-600 Freighter aircraft in addition to the 30 aircraft that it had ordered in 1998.

In 1988, Airbus introduced the extended-range A300-600R which incorporated the lightweight carbon fiber composite stabilizer developed for the A310. The A310, which was developed as a minimum change aircraft based on the A300, entered into service in 1983, incorporating a digital electronic cockpit for the first time in civil

A300/A310 Technical Features

Model[1]	Entry into service	Passenger capacity[2]	Maximum range (km)	Length (meters)	Wingspan (meters)
A300	1974	266	7,700	54.1	44.8
A310	1983	220	9,600	46.7	43.9

(1) All versions of A300/310 including freighters.

(2) Two-class layout.

Source: Airbus

As of December 31, 2001, Airbus had received 843 orders for A300 and A310 aircraft and had delivered 763 A300 and A310 aircraft.

Long- and super-long-range twin aisle Aircraft: the Airbus A330/A340 Family

Airbus developed the twin-engine A330 and long-range four-engine A340 as a joint program, using the same wing design for both aircraft and retaining the wide fuselage cross section of the existing A300/A310 to offer comprehensive long-range and super-long-range route coverage.

In 1997, Airbus began development of the A340-500 and A340-600 derivatives. These new aircraft feature a stretched fuselage, extended range and increased maximum take-off weight. They offer CCQ with existing A330/A340 models. The A340-500 is intended to offer more single point-to-point trans-Pacific routings than other aircraft. It is designed to allow non-stop flights such as New York-Taipei or Toronto-Hong Kong. The A340-600 made its first flight at the end of April 2001 and is planned to be delivered in June of 2002. The competitors of this family are the Boeing 767, 777 and 747 aircraft.

A330/A340 Technical Features

Model	Entry into service	Passenger capacity[1]	Maximum range (km)	Length (meters)	Wingspan (meters)
A330-200	1998	253	12,000	59.0	60.3
A330-300	1994	335	10,200	63.7	60.3
A340-200	1993	239	14,800	59.4	60.3
A340-300	1992	295	13,500	63.7	60.3
A340-500	2002[2]	313	15,750	67.8	63.6
A340-600	2002[2]	380	13,900	75.3	63.6

(1) Three-class lay-out.

(2) Planned date.

Source: Airbus

As of December 31, 2001, Airbus had received 703 orders for A330 and A340 aircraft and had delivered 421 A330 and A340 aircraft.

The Extended-range Twin-Engine Operations or "ETOPS" regulations introduced in December 1988 have permitted twin-engine aircraft to operate on a number of direct routes that were previously reserved for three- or four-engine aircraft. ETOPS conditions require that twin-engine aircraft fly within a maximum range of 180 minutes from the nearest suitable alternate airport. An extension of the time limit to 207 minutes has been granted to three U.S. carriers in relation to the Boeing 777-200 on certain routes. As it has four engines, the A340 (including the forthcoming 500 and 600 versions) is not restricted by ETOPS rules.

Very large aircraft: the Airbus A380

In 2000, Airbus estimated worldwide passenger traffic would grow at a sustained average annual rate of 4.9% during the 2000-2019 period, leading to two concurrent trends: rising fragmentation of a portion of the marketplace, characterized by the development of new markets, higher frequency on thinner routes and hub by-passing; and consolidation of the rest of the market, resulting in the concentration of the hub-to-hub traffic and hub-dominated traffic, typical of alliance networks. Following 5 years of intensive pre-development with airlines, airports and regulatory authorities throughout the world, Airbus has defined a very large aircraft, the A380 to best serve the needs of the consolidated hub-dominated market and challenge Boeing's enduring monopoly since the advent of the 747 in the late 1960s.

The A380 is planned to be larger than any existing commercial passenger aircraft, with a wingspan of 79.8 meters and a large-diameter fuselage divided into three decks along the entire aircraft, consisting of two full passenger decks and a cargo deck. The aircraft's overall dimensions fit within the expressed airport guidelines of 80 meter span and 80 meter overall length limitation, in order to suit planned runways and facilities with minimal infrastructure changes. The A380 will be the first commercial aircraft featuring four aisles (two on each deck) and a double staircase, designed to achieve an airport turnaround time of 90 minutes in normal conditions.

The basic version of the A380 will seat 555 passengers in three classes, with greater space per passenger and therefore higher levels of comfort. It will offer higher efficiency for operations with a range of 14,200 km to 16,200 km (7,650 nm to 8,750 nm), superior economic performance, linking major hubs in Europe, North America and Asia, as well as within Asia. Airbus engineers also defined a freighter version, incorporating derivability in the original design. The A380 will bear a high degree of operational commonality with the existing Airbus range, in order to foster Cross Crew Qualification and reduce operating costs.

Airbus expects the demand for very large aircraft to be approximately 1,550 aircraft between 2000 and 2019, representing U.S.$343 billion or 26% of total commercial aircraft market value. Of these, 315 aircraft would be dedicated to the cargo market. Airbus intends to capture 50% of this market. Airbus launched the A380 program in December 2000, having ensured that the aircraft would be technically feasible, economically viable and that sufficient market demand existed in terms of number of customers' commitments, standing of potential customers and geographic allocation. The A380's entry into service is planned in the first quarter of 2006.

In 2001, Airbus received orders for a total of 85 aircraft and 12 customer commitments from a roster of leading world airlines. The A380 customers' co. ımitments are subject to signing of final agreements.

The cost of developing this program, which Management estimates at U.S.$10.7 billion, covers both R&D expenses and tooling for four versions of the A380. This estimate does not include certain infrastructure elements or general and administrative expenses.

Management presently intends to finance the program by:

- Maximizing contributions from risk-sharing partners, who have been found for up to U.S.$3.1 billion of non-recurring costs, subject to the outcome of negotiations; to date, some ten manufacturers have agreed in principle to participate in the development and production of the A380 as risk-sharing partners; and
- Applying reimbursable launch investments from governments in compliance with the 1992 U.S.-Europe bilateral agreement and all other applicable regulations, estimated by Management at about U.S.$2.5 billion under current assumptions; France, Great Britain and Spain have already committed, and Germany has agreed in principle, to such investments. See "— Market — Government Funding".

As a result, EADS' self-financed portion of the A380 program would represent approximately U.S.$4.2 billion and that of BAE Systems approximately U.S.$1 billion.

When deciding to launch the program, Management set itself a 20% pre-tax internal rate of return target, together with a project break-even point of approximately 250 aircraft and is satisfied that the terms and conditions presently agreed with its customers corroborate the business case.

Assembly of the A380 will take place in Toulouse, while interior furnishing and customization will be performed in Hamburg. The fuselage sections will be produced at the same sites in France and Germany as current Airbus aircraft. The wings will be produced at facilities in the United Kingdom, while the horizontal stabilizer and other parts will be produced in Spain.

New Product Development: A400M

A400M

The Military Transport Aircraft A400M is described under "Military Transport Aircraft — Airbus A400M Project — Heavy Military Transport".

Asset Management

The Asset Management division was set up in 1994 to manage and re-market used aircraft acquired by Airbus, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The division operates with a dedicated staff and manages a fleet comprised of Airbus aircraft across the range of models. The Asset Management division, through its activities, helps Airbus respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial and risk management of the Airbus portfolio of used aircraft. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. The Airbus portfolio of used aircraft was reduced from 42 at the end of 2000 to 41 at the end of 2001. The Asset Management division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Sales Finance

Airbus favors cash sales, and does not envisage sales financing as an area of business development; however, it recognizes the need for manufacturers to assist customers in arranging financing of new aircraft purchases, and in certain cases to participate in such financing itself. Extension of credit or assumption of exposure is subject to corporate oversight and monitoring, and follows stringent standards of discipline and caution. A dedicated Sales Finance team cumulates decades of expertise in aircraft finance. When Airbus finances a customer, the financed aircraft generally serve as collateral, reducing the risk borne by Airbus. Airbus sales financing transactions are designed to facilitate subsequent sell-down of the exposure to third party lenders or lessors. Over the past three years, Airbus has taken advantage of market conditions to reduce its Sales Finance exposure, while deliveries were growing rapidly. Management believes, in the light of experience, that the level of protection from default costs is adequate and consistent with standards and practice in the aircraft financing industry.

Customer Service

Airbus is dedicated to assisting customers with the operation of their Airbus fleets as efficiently as possible. With respect to aircraft operation, the Airbus Customer Services directorate heads an engineering and technical support group, a technical documentation organization, a network of training centers, spare parts stores and teams based with customer airlines. Through this single interface, Airbus aims to satisfy all of its customers' pre-delivery and post-delivery support requirements, including (1) engineering and technical support, both pre-delivery and in-service, (2) training and flight operations support and (3) material support.

Engineering and technical support includes detailed pre-delivery briefings on maintenance facilities, tools and equipment, as well as a customized cost reduction program designed to reduce each customer's maintenance costs to a minimum through detailed studies of the customer's activities.

The training and flight operations support service includes a permanent staff of over 200 instructors around the world to provide accessible and up-to-date training for Airbus flight and ground crews. Airbus has three principal training centers, one in Toulouse, France, one in Miami, Florida and one in Beijing, China. As part of its training services, Airbus offers a pilot CCQ program enabling pilots to take advantage of the high degree of commonality between Airbus aircraft families.

Airbus material support division stocks over 130,000 proprietary part numbers, serving a worldwide distribution network in Hamburg, Germany, Washington, D.C., Singapore and China. The 24-hour aircraft-on-ground service usually dispatches in-stock items within two hours of receipt of an order. The division also offers a customized ongoing spares service package designed to enable operators to achieve the greatest efficiency in maintenance checks, ageing aircraft support and emergency orders.

CUSTOMERS

As of December 31, 2001, Airbus had approximately 180 customers, 2,824 Airbus aircraft had been delivered to operators worldwide since the creation of Airbus, and 1,575 aircraft were on order. The table below shows Airbus most significant firm orders for the year 2001.

Date of Order	Customer	Firm Orders[1]
June	ILFC	112
January	UPS	58
January/June/July	JetBlue	32
July/November	Emirates	27
February/March	Qantas	25
February/May	United	18
December	Lufthansa	15
February/June	Air France	14
July	Singapore Airlines	10
April	Virgin	6

(1) Options are not included in orders booked or year-end backlog.

Source: Airbus

ORGANIZATION OF AIRBUS

Integration of the Airbus Activities

Airbus was organized around a *groupement d'intérêt économique* ("GIE"), or economic industry grouping, a form of consortium under French law), formerly known as Airbus Industrie, of which EADS controlled 80% and BAE Systems 20%. Under this organization, Airbus activities were separated into two categories: those carried out by the GIE itself, being principally commercial and co-ordination in nature, and those carried out by its members, being principally operational and industrial in nature, performed under contractual arrangements with the GIE.

On July 11, 2001, EADS and BAE Systems placed their Airbus-related design, engineering, manufacturing and production activities located in France, Germany, Spain and the United Kingdom,, and all their membership rights in GIE Airbus Industrie under the common control of Airbus S.A.S., and under the day-to-day control of a single management team. Airbus' management team is also responsible for marketing and customer support. The rationale was that the Airbus business, having outgrown the consortium "GIE" structure (see below) — which was well adapted to pooling skills and resources in order to gain market position — needed a new corporate organization that would centralize management control over every aspect of the business.

EADS has an 80% interest in Airbus S.A.S., and has effective management control over its operations, while BAE Systems, sharing the remaining 20%, enjoys specific minority rights. Certain strategic decisions, such as acquisitions and divestitures valued at more than U.S.$500 million, approval of the three-year Business Plan (but not the annual budgets or the launch of new programs) as well as certain actions which would dilute the ownership interest of BAE Systems in Airbus S.A.S., require unanimous agreement.

BAE Systems has been granted an option to sell its Airbus S.A.S. shares at market value to EADS, either for cash consideration or in exchange for EADS shares, as determined by EADS. However, BAE Systems may elect to receive cash where the issue of EADS shares would require prior burdensome regulatory authorizations impacting significantly the allocation of the EADS shares. During the initial three-year period, this put option can only be exercised in the event that BAE Systems disagrees with certain strategic decisions; thereafter, it is exercisable without cause. EADS benefits from a call option at market value on the Airbus S.A.S. shares in case of a change of control of BAE Systems in certain circumstances. Likewise, under certain circumstances, BAE Systems can require EADS to purchase its Airbus S.A.S. shares at market value in the event of a change in control of BAE Systems or EADS.

Beginning with the 2003 financial year, BAE Systems will be entitled to receive enhanced dividends, subject to deliveries of A340-500/600 aircraft exceeding an agreed target rate. The enhanced dividends, which will be indexed to Airbus future growth, could represent a non-indexed value from zero up to a cap of Euro 237.5 million (based on current economic conditions) over the following ten years.

Shareholder and strategic matters relating to Airbus S.A.S. will be decided by a Shareholder Committee, to which EADS has appointed five members and BAE Systems two members. Mr. Rainer Hertrich, co-CEO of EADS, is the chairman of the Shareholder Committee. Mr. Noël Forgeard, as Chief Executive Officer of Airbus S.A.S., is responsible for the operational management of the Airbus business, together with the Executive Committee, consisting of himself and up to nine other members, two of which are members proposed by BAE Systems, all of them agreed by the CEO of Airbus S.A.S. and appointed by the Shareholder Committee.

As a consequence of its majority interest in Airbus S.A.S. and of the control provided by the shareholders agreement related to Airbus S.A.S., EADS consolidates 100% of the newly integrated group in its financial statements starting January 1, 2001.

Synergies

Management expects that the Airbus S.A.S. shareholders will benefit from efficiencies and savings achieved by eliminating duplication of resources and investments, cutting overhead costs, taking advantage of increased purchasing power, concentrating research and development, and implementing a unified strategy in decision making.

Management has set itself a target of recurring annual savings resulting from synergies of approximately Euro 350 million from 2004 for Airbus. These encompass Euro 250 million from the integration of EADS founding partners' assets and an additional Euro 100 million from the integration of the BAE Systems Airbus related activities and the introduction of the Airbus S.A.S. unified management structure.

Management believes that Airbus further enhances its competitive position by benefiting customers through a fully integrated customer service support organization, and by providing critical mass to fund new programs internally.

PRODUCTION

Workshare

Airbus aircraft are produced using an efficient and flexible system that has optimized the specialized skills developed during the last three decades. Each task in the building of the Airbus aircraft (from design, definition and production to product or operational support) is allocated to industrial sites according to their specialized expertise. The nurturing and development of centers of excellence, although a legacy of the past, constitutes an original and competitive feature of Airbus manufacturing.

Engineering

Engineering activities are allocated to the industrial sites on the basis of their fields of expertise, so as to ensure the quality and efficiency of work on the design and the integration of the overall aircraft, as well as of aircraft systems and sections. Notwithstanding the agreed allocation, the search for engineering excellence is stimulated through various arrangements, such as design reviews and research in new technologies.

This has ensured an efficient safeguard against complacency. The engineering teams are supported by system tests and integration laboratories, structural test centers and the Airbus flight test center.

Manufacturing facilities

There has been substantial investment in the various manufacturing facilities located at sites around Europe (for example at Nantes, Meaulte, St. Nazaire and Toulouse in France; Hamburg, Bremen, Nordenham, Varel, Laupheim, Stade and Dresden in Germany; Getafe, Illescas, Puerto Real and Cadiz in Spain) with a view to creating highly specialized centers of excellence based on the core competencies of each site within its field of expertise.

Production Flow

Specialization at engineering and production levels has ensured a production flow in which the relevant parts are supplied to the appropriate component and sub-assembly centers of excellence for the purpose of the systems integration and interiors installation. Sub-assembly takes place at a variety of sites located in France, Germany, Spain and the United Kingdom. Once sub-assembly is completed, parts are then transported to either Toulouse (A300/A310, A330/A340 and A320) or Hamburg (A319/A321) for final assembly.

The completed sub-assemblies are flown to these sites using a fleet of five Airbus A300-AST "Beluga" Super Transporters designed specifically for the Airbus production network. In addition to being cheaper than road, rail or sea alternatives, this method reduces transportation time and is designed to ensure that no major sub-assembly is out of the production cycle for more than 48 hours.

Adaptability to Changes in Demand

In response to the ongoing downturn, Airbus has put plans to ramp up its production over the next two years on hold, and is reducing deliveries consistent with amended commitments. Airbus now aspires to deliver approximately 300 aircraft in 2002 and, subject to current market circumstances and expressed customer intentions, in 2003 (down from 325 in 2001).

In order to do so, Airbus has initiated cost savings and set various elements of its adaptable manufacturing process in motion; these include enhanced integrated intelligence of customer and market situation to provide early warning, repatriation of an array of outsourced tasks (38 to 40% of total production costs) and adaptation of make or buy criteria. Besides, Airbus is exploiting flexibility features of its labor structure by applying flexible time and overtime contractual provisions, and by optimizing temporary and time-defined workforce. The goal is to generate cost savings equivalent to 6,000 full time payroll jobs without paring the experienced and trained workforce which management considers a most valuable Airbus asset to sustain long term growth.

Management deems the ensuing fixed cost configuration adequate to generate acceptable profitability with deliveries down to 85% of 2001 levels.

Airbus manufacturing flexibility was imbedded in its organization as a guiding principle of its capacity expansion during the recent cyclical upsurge. It is founded on lessons learned from the previous downturns and is unique to Airbus as a result of its market share gains.

4.1.3 *Military Transport Aircraft*

INTRODUCTION AND OVERVIEW

The Military Transport Aircraft Division (the "**MTA Division**") manufactures and sells light and medium military transport aircraft and is responsible for the development of the European heavy military transport A400M project. In addition, the MTA Division produces and sells mission aircraft, which are derived from existing platforms and dedicated to specialized military tasks such as maritime surveillance or antisubmarine warfare. The MTA Division also designs and manufactures aerostructure elements for aerospace manufacturers worldwide.

The MTA Division earned consolidated revenues of Euro 0.5 billion accounting for over 2% of EADS' total consolidated revenues for 2001; Management expects that the A400M project, once launched, should contribute significant future revenue growth.

STRATEGY

The MTA Division's strategic aim is to develop its core businesses, to leverage the EADS pool of technologies to gain share within its markets and to enhance profitability. To achieve this purpose, the MTA Division has implemented a focused, two-prong strategy to:

- **Consolidate its leadership position and address the growing demand for modern and dependable tactical military transport aircraft.**

  EADS is the global leader in the market segments for light and medium sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, EADS expects to broaden its range of tactical military transport aircraft and to capture a market with high replacement potential heretofore dominated by Lockheed Martin.

- **Optimize the capabilities of EADS to become a major supplier of mission aircraft.**

  The MTA Division relies on its own specialized technologies as well as those of the Defence and Civil Systems Division, on EADS' wide range of platforms and on the conversion expertise of the Aeronautics Division to promote aircraft satisfying customers' mission-specific requirements.

Moreover, the MTA Division possesses outstanding expertise in the utilization of composite materials for aerostructure manufacturing and advanced automation processes. Aircraft built with composite materials, such as carbon fiber, can maximise payload because the frame of the aircraft is lighter than, yet as robust as with traditional materials. The MTA Division strives to maintain the competitiveness of its aerostructures activities.

MARKET

Military Transport Aircraft

Governments and multinational organizations constitute the MTA Division's principal customers in the market for tactical military transport aircraft. This market consists of three segments: (1) light transport aircraft, with a payload of one to four tons, (2) medium transport aircraft with a payload of five to fourteen tons; and (3) heavy transport aircraft with a payload of fifteen tons or more. According to a study by the Teal Group, the market for military transport aircraft will amount to an estimated approximate USD 39 billion from 2001 to 2010.

Light Military Transport. This is a mature market which has diminished in size as countries develop economically and are able to afford medium military transport aircraft. The CASA C-212 has been the historical leader in this market segment, with an average market share of 15% over the last ten years. The C-212's main competitors are manufactured by PZL of Poland, LET of the Czech Republic and Raytheon of the U.S.

Medium Military Transport. Management believes this market will continue to experience moderate growth. EADS models are prominent in this market segment, with the CN-235 and C-295 models having an average market share of 45% over the last ten years, followed by their competitors, the C-27J produced by LMATTS, a joint venture of Alenia and Lockheed, and the An-32 produced by Antonov.

Heavy Military Transport. This market segment has historically been driven by U.S. policy and budget decisions and hence has been dominated by U.S. manufacturers and in particular, Lockheed Martin's C-130 Hercules. While the U.S. is reducing and upgrading its existing fleet, European transport fleet replacement and growth needs represent an opportunity for the new A400M aircraft.

EADS has chosen thus far not to compete in the separate market segment for super-heavy, strategic airlift aircraft, to which the Boeing C-17 belongs.

Mission Aircraft

According to a study by the Teal Group, the market for mission aircraft will amount to an estimated approximate USD 24 billion from 2001 to 2010. It is a market of advanced technology and high added value solutions where customers are increasingly demanding comprehensive systems tailored to their respective operational requirements. Modern defense and warfare increasingly require independent access to complex forms of information in various theaters of operations. This development and Europe's unsatisfied defense needs are expected to boost demand for European-produced mission aircraft in the near term. However, this market remains dominated by U.S. companies.

PRODUCTS

Tactical Transport Aircraft

C-212 — Light Military Transport. The C-212 was conceived as a simple and reliable unpressurized aircraft able to operate from makeshift airstrips and carry out both civilian and military tasks. The first model in the series, the S-100, entered into service in 1974. With a payload of 2,950 kg, the new version of the C-212, the Series 400, entered into service in 1997. It incorporates improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing (STOL) performance. The C-212's rear cargo door provides direct access for vehicles, cargo and troops. Its configuration can be changed quickly and easily, reducing turnaround times. The aircraft can perform airdrops and other aerial delivery missions. As of December 31, 2001, 468 C-212s had been sold to 87 operators.

CN-235 — Medium Military Transport. The first model in the CN-235 family, the S-10, entered into service in 1987. The latest model in the CN-235 family, the Series 300, entered into service in 1998 and is a new-generation, twin turboprop, pressurized aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, representing (1) 48 paratroopers; (2) 21 stretchers plus four medical attendants; (3) four of the most widely used type of freight pallet; or (4) oversized loads such as aircraft engines or helicopter blades. Paratroop operations can be performed through the two lateral doors in the rear of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions, including maritime patrol, electronic warfare and photogrammetric (mapping) operations. As of December 31, 2001, 247 CN-235s had been sold to 33 operators.

C-295 — Medium Military Transport. Certified in 1999, the C-295 has the basic configuration of the CN-235, with a stretched cabin to airlift a 50% heavier payload at greater speed over similar distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and flight management system (FMS), enabling tactical navigation, planning and the integration of signals from several sensors. Both the CN-235 and C-295 have been designed as complements to or replacements for aging C-130 Hercules, accomplishing most of their missions at a lower operating cost; specializing the C-130 for heavier cargo transport only extends its service life. In 2001, the Spanish Air Force took delivery of the first of nine C-295 aircraft, while Poland became the first export customer for eight aircraft and the United Arab Emirates selected this platform for maritime patrol missions. As of December 31, 2001, 19 CN-295s had been sold to 3 operators.

Airbus A400M Project — Heavy Military Transport. The A400M is designed to meet the Future Large Aircraft ("**FLA**") requirements set out by seven European nations to replace their aging C-130 Hercules and C-160 Transall fleets. Besides fast and flexible intercontinental force projection, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian and peacekeeping missions).

EADS has tasked the MTA Division with the overall management of the A400M program, because of its experience in the management of military transport aircraft programs and extensive client network while Airbus will be responsible for the industrial realization and manufacture of the A400M. Once launched, the A400M will integrate a number of features from existing Airbus aircraft, including a two-person cockpit, fly-by-wire controls and advanced avionics. Additionally, the A400M would benefit from Airbus' maintenance procedures and worldwide customer support network.

In December 2001, the *Organisation Conjointe en Matière d'Armement* ("OCCAR") signed a contract with Airbus Military to order 196 A400M aircraft, mandated by eight nations: Belgium committed to eight aircraft (including one on behalf of Luxembourg), France to 50, Germany to 73, Spain to 27, Turkey to 10, the UK to 25 and Portugal to three. The contract will become effective upon confirmation by Germany of its budgetary authority to purchase 33 aircraft in addition to the 40 already provided for in the defense budget appropriations. Based on the currently offered prices for the basic version of the aircraft, the total amount of the above orders exceeds Euro 18 billion.

Airbus Military is a French *société par actions simplifiée (SAS)* dedicated to the development, manufacture and delivery of the A400M aircraft. Shares in Airbus Military are held 63.8 % by Airbus SAS, 25.5 % by EADS

CASA, 5.1 % by Tusas Aerospace Industries Incorporated of Turkey, 4.1 % by Flabel Corporation NVSA of Belgium and 1.5 % by OGMA Industria Aeronautica de Portugal SA of Portugal, reflecting the projected offtakes expressed by the seven respective countries represented.

Management believes that the A400M program will allow EADS to leverage its state-of-the-art commercial aircraft technology to access a new and attractive market, without exposure to exchange rate risks, while mitigating the impact of civil aircraft market commercial cycles.

Mission Aircraft

Mission aircraft are often derived from existing platforms and adapted to particular missions, in general for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. The skills necessary for overall systems integration into such aircraft are extensive and the number of participants on the world market is very limited.

Because of the limited size of any single European market and the significant cost associated with developing a mission aircraft, these programs in Europe tend to be funded and developed on a multinational basis with an emphasis on proven technologies. EADS believes its strong position in Europe will allow it to exploit opportunities on a worldwide basis.

Strategic Tanker Aircraft

In the medium term, EADS will seek to provide a competitive alternative to the near-monopoly currently enjoyed by Boeing products in the market for strategic tanker aircraft; which will help to ensure Europe's ability to set up projects independently. Management believes that the market for strategic tanker aircraft will offer attractive opportunities, with initial prospects in the UK, Germany and Italy. In January 2001, EADS, Rolls Royce, Cobham, Brown and Root Services and Thales together formed the AirTanker consortium to bid for the UK Ministry of Defence's Future Strategic Tanker Aircraft (FTSA) program. Structured as a Private Finance Initiative, this program would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on the long-range family of Airbus aircraft. Besides, the replacement of the ageing U.S. Air Mobility Command fleet of KC-130 tanker aircraft was identified as a new priority, and based on initial public deliberation, Management believes that an Airbus centered offer may prove competitive with the solution promoted by Boeing.

Tactical Tanker Aircraft

Management believes that various European air forces will also require tactical tanker aircraft, a need that EADS can meet through an A400M tanker variant.

Customized and Converted Platforms

In this category EADS is able to offer logistics transport aircraft such as Airbus cargo variants, aircraft offering protection to government executives such as the A340 VIP and upgrades of combat aircraft to meet new mission requirements.

Airborne Ground Surveillance (AGS)

Within the framework of NATO, France, Germany, Italy and The Netherlands have expressed interest in the development of an AGS System. The MTA Division could provide candidate solutions based on the Airbus A321 platform, integrating systems provided by the Defence and Civil Systems Division.

Maritime Surveillance Aircraft

The MTA Division can provide different solutions for maritime surveillance aircraft based on a C-212, CN-235, C-295, Atlantic or P-3 Orion platform, for which EADS has already developed a new-generation, open architecture mission system called FITS (Fully Integrated Tactical System). In 2001, the MTA Division won orders for the modernization of five P3-Orion aircraft for the Spanish Air Force and six C-212 for the Mexican Army and was retained for the provision of four C-295 equipped with FITS to the U.A.E.

Airborne Early Warning and Sky Surveillance (AEW)

EADS is currently studying the commercial feasibility of developing an AEW aircraft with advanced active module radar. This project would allow EADS to provide a new generation of high-performance AEWs which are more cost-effective to operate than the current generation. EADS expects that such AEW systems could be offered in the future on several different platforms.

Production

The C-212, CN-235 and the C-295 are manufactured in the factory located within the San Pablo Airport in Seville. Management expects that the final assembly of the A400M, once launched, will take place at the San Pablo Airport facility, while other Airbus centers of excellence across Europe will procure sections and subsections in accordance with their capabilities.

4.1.4 *Aeronautics*

INTRODUCTION AND OVERVIEW

The Aeronautics Division conducts all aeronautics activities outside of the Airbus and Military Transport Aircraft Divisions. For 2001, the Aeronautics Division earned consolidated revenues of Euro 5.1 billion representing 16% of EADS' total consolidated revenues.

Through Eurocopter, EADS is the world's leading producer of helicopters and the leader in the European civil and military helicopter market. Management expects Eurocopter sales in the European military market to increase substantially due to the strong backlog of the Tiger attack helicopter and the NH90 military transport helicopter with a number of European governments and to identified demand in export markets.

With the largest share among the developers of the Eurofighter, in addition to its interest in Dassault Aviation (See — Information on EADS Activities — Presentation of the EADS Group — Investment), EADS is strengthening its position to become one of the leading providers of high-end combat aircraft.

In addition to Eurocopter and Eurofighter, the Aeronautics Division has significant businesses in the areas of regional aircraft (ATR), light aircraft (EADS Socata) and aircraft conversion and technical services (EADS Sogerma and EFW).

STRATEGY

The strategy of the Aeronautics Division includes the following goals:

- **Further penetrate the market for military helicopters and maintain leadership in the market for civil helicopters.**

  The Aeronautics Division will pursue growth opportunities in the military export market by building on early successes of the Tiger and NH90 helicopters. It will complete the renewal of its comprehensive product line of modern civil helicopters and improve its civil helicopter operations, in particular through the exploitation of synergies with its military helicopter activities. Because customer services are an important source of revenues and a key component of value for clients, the Aeronautics Division will continue to strengthen its network of marketing, distribution and support systems, which services approximately 9,000 Eurocopter aircraft with 2,065 operators worldwide.

- **Develop and capitalize on demand for Eurofighters in the export market.**

  EADS intends to leverage its 46% interest in the consortium that has developed the Eurofighter multi-role combat aircraft. The strategy of the Aeronautics Division is (1) in the near term, to achieve a high level of efficiency and quality in the production of Eurofighters and (2) in the medium term, to address the potential export market for this type of aircraft, of which Management estimates the Eurofighter program could capture up to 50%.

- **Leverage EADS's role as an OEM (original equipment manufacturer) to mine the steadily growing customer service market.**

  Exploiting EADS' exceptional knowledge of Airbus aircraft and relationships with Airbus customers, the Aeronautics Division continues to expand its Airbus conversion and maintenance business. In addition, it capitalizes on its strong position in industrial maintenance for Air Forces and diversifies its services to include training and expand along the logistics support value chain for its governmental customers.

EUROCOPTER

OVERVIEW

Eurocopter is one of the world's largest manufacturer of helicopters with a very wide range of civil and military helicopters. In 2001, Eurocopter captured 57% of the worldwide market for civil helicopters, and 25% of the export market for military helicopters.

MARKET

In 2001, the value of helicopters delivered worldwide was estimated at over Euro 5.4 billion, a figure Management expects will grow to Euro 10.2 billion by 2010. According to a study carried out by the Teal Group in 2000, 4,712 civil and 4,494 military helicopters were expected to be built globally from 2000 to 2009.

Military helicopters, which are usually larger and their systems generally more sophisticated than commercial helicopters, accounted for 74% of the total value of deliveries in 2000, and could reach 82% in 2010. In 2001, 75% of military helicopters ordered belonged to the high value attack and heavy segments of the market.

Customer support and state funded R&D represent a substantial market in addition to new aircraft deliveries. Market data indicates that in 2001, worldwide deliveries of civil aircraft stood at 495 units.

Military demand for new helicopters is principally driven by budgetary and strategic considerations, and the need to replace ageing fleets. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated technology systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. This trend was confirmed by the increase of large-scale military programs witnessed in 2001 such a those conducted by Australia, Brazil, Indonesia or Portugal, and the Nordics Standard Helicopter Project. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

The helicopters sold in the civil sector provide transport for corporate executives, offshore oil drillers, diverse commercial applications and state agencies, including police, medical and fire-fighting services. Management believes that the value of global civil deliveries will grow at an average rate of 4% in the next ten years.

The military segment is highly competitive and is characterized by competitive restrictions on foreign manufacturers' access to the domestic defense bidding process, sometimes to the virtual exclusion of imports. As a result, Eurocopter's past share of the global market for military helicopters has been relatively small, whereas the introduction of the Tiger and NH90 is likely to increase this share in the future.

In the military segment, Eurocopter's principal competitors are the four major helicopter manufacturers operating worldwide, including one in Europe (Agusta-Westland) and three in the United States (Bell Helicopter, Boeing and Sikorsky). Additionally, a number of domestic manufacturers compete in their respective national markets.

Eurocopter's principal civil competitor globally is Bell Helicopter, a division of Textron Inc. of the United States. The civil helicopter segment is relatively concentrated, with Eurocopter and Bell Helicopter together accounting for approximately 70% of total civil helicopter sales in 2001.

The impact of the September 11, 2001 attack on Eurocopter was mixed: whereas in the ensuing months it had negative implications for operators involved in aerial work and tourism, it reinforced demand in the parapublic segment of the market. It also carries potential longer-term upside for the military market, mitigating the effect of the economic slowdown. Normal growth is expected to resume by mid-year.

Products and Services

Existing Products

Management believes that Eurocopter currently offers the most complete and modern helicopter product range, covering more than 85% of the overall civil and military market spectrum. The Eurocopter product range comprises (1) light, single-engine helicopters such as the EC120 Colibri and the Ecureuil and light twin-engine helicopters, such as the EC135 and EC145, (2) medium helicopters, such as the Dauphin and EC155, and (3) medium-heavy helicopters, such as the Super Puma/Cougar. Eurocopter's product line is based on a series of new-generation platforms that are designed to be adaptable to both military and civil applications.

Products in Development

Eurocopter has been credited with a number of technological "firsts": the first turbine helicopter in 1955, the introduction of composite materials starting in 1968, the invention of the shrouded tail rotor ("fenestron") that same year and the introduction of fly-by-wire systems in 1997. Eurocopter is researching other advanced technologies, including tilt rotor technology that the European Commission research and technology directorate regards as a critical technology.

Development activities represent 14% of Eurocopter's total revenues for 2001. These sales were derived principally from the externally funded development of the Tiger and NH90 programs.

Military Segment

Current product development projects include (1) the NH90, a military transport helicopter with different versions for tactical, naval and combat-search and rescue applications, (2) the Tiger attack helicopter and (3) the EC725, the latest member of the Cougar family.

The NH90. The NH90 was developed as a multi-role helicopter for both tactical transport and naval applications. The project, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, Agusta of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries (NHI) in direct proportion to their countries' expressed procurement commitments. Eurocopter's share of NHI is 62.5%. Confirmed requirements for the NH90 are for 595 helicopters. Production of the first lot of 243 helicopters plus 55 optional helicopters destined to the four partner countries started in 2000, with first deliveries expected at the end of 2004. In 2001, an order for 10 units was received from Portugal, and Finland, Sweden and Norway jointly chose the NH-90, with an expected 52 firm units plus 17 options. Of these firm orders 38 were booked in 2001, while 14 will be booked in 2002. These initial successes confirm the NH90 platform's significant export potential as a military platform that may also have civil applications in the future.

The Tiger. In 1987, the French and German governments launched the Tiger combat attack helicopter program. Development is nearing completion, with two variants based on the same airframe, an antitank variant and a support and protection variant. Initially, the antitank variants are to be built for both the French and German armies, while the French army alone has expressed requirements for the support and protection variant. Total requirements of 215 aircraft for France and 212 for Germany were confirmed. Deliveries pursuant to the initial order of 160 aircraft are scheduled to commence in late 2002. In 2001, the Tiger was selected in a tender for 22 attack helicopters by the Australian Ministry of Defence; it is presently involved in a competition in Spain.

Civil Segment

In recent years Eurocopter has invested in the renewal of its civil product line, enhancing its competitive position in the civil segment so that its share of the world market currently stands at around 50%. Eurocopter has successfully introduced such newly developed products as the light, single-engine EC120 and the light, twin-engine EC135, and such major product upgrades such as the EC155, the latest evolution of the medium class Dauphin, into the international markets. Development work is currently being carried out on the EC145 light helicopter, a derivative of the BK117. Deliveries of the EC 130, the latest single engine member of the Ecureuil family started in 2001.

Customer Support

A helicopter's service life ranges from 25 to 30 years depending on the model and usage patterns. Military and civil purchasers typically expect to receive customer support in the form of pilot and support personnel training, replacement parts, maintenance, repair and other after-sales services for their fleets.

Demand for customer support depends on the size and age of helicopter fleets and on the capacity of individual operators to handle maintenance and repair work internally. Smaller civil operators generally subcontract a larger portion of their maintenance work. Military customers generally strive for self-sufficiency in maintenance, but continue to rely on the original manufacturer for extensive parts inventories and helicopter upgrades.

As of December 31, 2001, Eurocopter products constituted the world's second largest manufacturer fleet, with approximately 9,000 helicopters in service worldwide. Consequently, customer support activities represented 34% of Eurocopter's revenues for 2001. Eurocopter's customer support activities consist principally of training, maintenance, repairs and spare part supply. In order to provide efficient worldwide service, Eurocopter has established an international service network of subsidiaries, authorized distributors and service centers. To extend the range of services offered to customers, Eurocopter and Thales have together established HELISIM, a helicopter training center, which opened in 2002.

Customers and Marketing

Eurocopter's principal military clients have been the governments of European countries, followed by clients in Asia and the Middle East. Eurocopter's penetration of the civil and para-public market is globally well distributed, and its penetration of the civil and para-public market in Europe, the U.S. and Canada places it first among manufacturers in these markets.

Eurocopter's global strategy is reflected in its development of a large international network, currently comprising 14 foreign subsidiaries, complemented by a network of authorized distributors and service centers geared to the largest number of potential clients.

In addition, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements and has been developing links with industrial partners and suppliers in more than 35 different countries.

Approximately 2,065 operators worldwide currently operate Eurocopter helicopters, forming a broad established base for Eurocopter's customer support activities. 90% of Eurocopter's customers have fleets of between one and five helicopters.

The versatility and reliability of Eurocopter products have made them the preferred choice of the most prominent customers. The U.S. Coast Guard operates 95 Dolphin (Dauphin) helicopters and the world's largest offshore operators (Norwegian Helicopter Services and PHI) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Rocky Mountain Helicopter in the U.S. and ADAC in Germany. Agencies with high serviceability requirements, including police and armed forces, rely on Eurocopter products.

Production

Eurocopter's manufacturing development activities are carried out primarily in four locations, two in France and two in Germany. The French sites are located at Marignane, in southern France, and La Courneuve, near Paris. The German sites are located at Donauwörth and Ottobrunn, near Munich.

MILITARY AIRCRAFT — EUROFIGHTER

Overview

The Eurofighter 2000 (known as "Eurofighter" and also as "Typhoon" for export outside Europe) is a high-performance multi-role combat aircraft optimized for air superiority in complex air combat scenarios. It is fully compatible with state-of-the-art NATO weapon systems. Launched in October 1988, this program entered the production phase in January 1998 pursuant to an "umbrella contract" which provides for the procurement of 620 aircraft by Germany, Italy, Spain and the United Kingdom.The Eurofighter is designed to enhance fleet efficiency through a single platform tasked with supersonic beyond visual range combat, subsonic close combat, air interdiction, close air support, air defense suppression and maritime attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survival capability and operational rates, as well as independence from external ground equipment (autonomy).

Market

Global market for fighters is served by two major U.S. suppliers, smaller European competitors, and Russian producers.

Following the wave of industry consolidation in the United States, the two remaining prime contractors of fighter platforms are Lockheed Martin, producer of the F-16 series, and Boeing (incorporating McDonnell Douglas), maker of the F/A-18 and F-15. Lockheed Martin is the prime contractor of the new F-22 Raptor, which will be manufactured jointly with Boeing. In this sector, Northrop Grumman is the principal subcontractor (approximately 40%) on the F/A-18E/F.

In Europe, fighter production is spread among three manufacturers: (1) Dassault Aviation, maker of the Rafale and Mirage 2000; (2) Saab — with partner BAE Systems — producing the Gripen; and (3) the four-nation Eurofighter consortium, composed of EADS, BAE Systems and Alenia.

In Russia, the two suppliers of fighter aircraft are (1) Sukhoi, producing the Su-27 and numerous derivatives numbered up to Su-35, on the one hand, and (2) VPK MAPO, formerly the Mikoyan Design Bureau, which manufactures the MiG-29 and its derivatives such as the MiG-29SMT.

The combat aircraft platforms presently in contention for fighter procurement by the majority of the world's Ministries of Defense are as follows:

Manufacturer	Aircraft Type	Date of First Delivery
Boeing (McDonnel Douglas)	F-15 *(Eagle)*	1973
Lockheed Martin	F-16	1976
Boeing (McDonnel Douglas)	F/A-18 *(Hornet)*	1980
Dassault Aviation	Mirage 2000	1983
VPK/MAPO	MiG-29	1983
Sukhoi	Su-27 Series	1986
Saab	Gripen	1993
Boeing	F/A-18 *(Super Hornet)*	1998
Dassault Aviation	Rafale	1999
Mitsubishi/Lockheed Martin	F-2	2000
Boeing/Lockheed Martin	F-22 *(Raptor)*	2001[1]
Eurofighter consortium	Eurofighter *(Typhoon)*	2002[1]

(1) Planned delivery date

In addition to the above, Lockheed Martin has won the contract to develop the F-35 Joint Strike Fighter for the U.S. Department of Defence.

According to the Teal Group, "fly away" prices for fighters, depending on model and specification, range from U.S.$30 to 100 million, of which the major constituent parts of a fighter platform — the airframe, the engine and the aircraft systems and equipment — each typically represents approximately one-third of the total per unit cost. The Teal Group estimates the worldwide fighter market at US$ 134 billion between 2001 and 2010, and assigns a 22% share to the Eurofighter.

Program Structure

Eurofighter Jagdflugzeug GmbH ("**Eurofighter GmbH**") is the program management company for the Eurofighter program. The company's shares are currently held by EADS (46%), BAE Systems (33%) and Alenia Aerospazio, a division of Finmeccanica of Italy ("**Alenia**") (21%).

The respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE Systems and 19.5% for Alenia, reflecting the relative number of aircraft ordered. EADS is responsible for the center fuselage, the flight control systems, the manufacture of the right wing and leading edge slats, as well as final assembly for the 180 aircraft destined for the German military and the 87 aircraft ordered by the Spanish armed forces. Eurofighter is a single source program, without redundancies in design or production responsibilities (with the exception of final assembly where the economic factor is marginal), leading to an efficient program cost structure.

EADS and Alenia, representing together 62.5% of the Eurofighter workshare, are discussing ways to further consolidate the control of the Eurofighter program.

Customers and Markets

The Eurofighter consortium is seeking to target up to 50% of the total export market estimated at 800 aircraft over the next 30 years and worth in excess of Euro 50 billion. A contract with Greece was initialled in February 2001 for the purchase of 60 aircraft with an option on a further 30 and is now expected to be signed in 2004, following the postponement by the Greek government of various defense procurements. Further potential customers include Austria, Norway, Singapore and Saudi Arabia.

Ministry of Defense fighter procurement considerations are governed by strategic requirements (need for air defense and/or strike capability) as well as by political and spending constraints, especially in the post-Cold War era.

Specific factors that may shape the answer to the question "how many and which platform?" include (1) primary envisaged role (and a preference for multi-role fighters), (2) nature and frequency of expected missions, (3) interoperability considerations within the existing fleet and with those of allies, (4) security of supply considerations for parts and (5) maintenance costs — which tend to be lower for newly-developed as opposed to mature platforms. Once a given fleet order has been fulfilled, pilot training, parts and maintenance and interoperability considerations speak in favor of further orders of the same platform (possibly in upgraded versions) for additional capacity.

Production

In January 1998, the NATO Eurofighter and Tornado Management Agency ("**NETMA**") signed the umbrella Eurofighter contract for 620 aircraft: United Kingdom, 232 (with 65 options); Germany, 180; Italy, 121 (with nine options) and Spain, 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall program, also stipulates that production agreements are to be awarded in three tranches, each with progressively lower fixed prices than the one preceding it. NETMA is an official NATO agency that contracts directly with Eurofighter GmbH.

Eurofighter's first tranche of 148 aircraft is slated for delivery between the first half of 2002 and 2005. Production is expected to continue until 2015, with volumes of 52 aircraft per year from 2004 onwards.

The Eurofighter was conceived to be suitable for long-term improvement as avionics and weapons systems evolve, providing for an extended service life potential.

Technology Development

ETAP

In November 2001, France, Germany, Italy, Spain, Sweden and the United Kingdom mandated Alenia, BAE Systems, Dassault Aviation, EADS and Saab to jointly undertake the European Technology Acquisition Program ("**ETAP**"). An initial study due in summer 2002 will assess future air combat system capability requirements at a twenty year horizon. Subsequent phases of ETAP cover testing of systems components and complete technology demonstrators.

ETAP's purpose is to maximize the efficiency of research and technology across Europe in identifying key enabling and risk-reduction technologies: areas of research include avionics, airframe, integrated vehicle systems, low observability, mission guidance and control, weapons and weapons integration, support systems and propulsion.

VECTOR

EADS and Boeing are jointly conducting the VECTOR research program, exploring innovative flight control systems with integrated thrust vectoring, without vertical control services, for improved performance. The VECTOR program also investigates extremely short take-offs and landings. The initial test phase using an X31 platform was concluded in early 2001, and the second round of evaluation is dedicated to automatic precision short-field landings.

In 2001, EADS was selected to develop a GPS controlled airdrop system for the precise delivery of cargo released from high altitudes. Under contract for the Bavarian Ministry of Interior, EADS also conducted the ground testing of AUTOPOL, a derivative of military automatic target recognition systems intended to automatically spot, detect and identify people or vehicle from a helicopter. The next step involves evaluating the system on an EC135 platform under all flying, weather and operational conditions.

MILITARY AIRCRAFT — TRAINING AND LIGHT COMBAT AIRCRAFT

Overview

Management believes there is a high potential market for training and light combat aircraft. The competition in this sector is fierce, with offerings from BAE Systems (Hawk), Alenia/Aermacchi/Embraer (AMX/ATA), AeroVodochody/Boeing (L-159 ALCA), KAI/Lockheed Martin (T-50) and others.

Products

Mako Program (LCA/AT)

The Mako, currently in pre-development phase, is being designed as a stealthy light combat/high performance trainer incorporating specific technologies developed within the framework of the Eurofighter program. While many of the current offerings from other manufacturers in this segment are nearing the end of their operational lives, Management believes there are few, if any, economically viable upgrades available. Accordingly, the Mako is positioned to fill the product gap with a technologically advanced airframe and excellent growth potential at a relatively affordable price.

Initially, the aircraft is planned in two variants derived from the same basic design, airframe and propulsion system: a tandem cockpit trainer with a derated engine and limited avionics/weapons systems, and a single seat light combat fighter with advanced radar, ECM suite, full digital avionics and advanced weapons systems.

EADS and the United Arab Emirates have signed an MOU in early 2001 to jointly pursue the program, which was joined by 13 risk and revenue sharing partners.

EADS CASA C-101 Aviojet

The C-101 is a training and ground attack jet aircraft, featuring a tandem cockpit providing excellent visibility from both positions. The aircraft is characterized by its low fuel consumption, low maintenance, excellent maneuverability and low noise and infrared emissions.

The C-101 has an integrated navigation and attack system built around a heads-up display and is equipped with air data and mission computers, together with an integrated inertial platform and display and control unit.

Six hard points under the wing and a central station in the fuselage allow military loads of up to 4,000 lbs., providing the C-101 with a high tactical capability. 151 C-101s have been sold to the air forces of Chile, Honduras, Jordan and Spain.

MILITARY AIRCRAFT — SPECIAL MISSION AIRCRAFT

Maritime Patrol Aircraft — MPA-R

The MPA-Replacement program is designed to replace the Bréguet Atlantics of the German and Italian navies, which have issued a Request for Proposal in November 2001.

Germany and Italy envisage a common program that could cover 24 aircraft (14 for Italy, 10 for Germany). The entire program, currently in the definition phase, has been valued at almost Euro 3.5 billion. Development is projected to begin in 2002, with delivery in Germany from 2007 and in Italy from 2008.

EADS has teamed with Alenia to jointly bid.

REGIONAL AIRCRAFT — ATR

Overview

ATR is a world leader in the market for regional turboprop aircraft of 40 to 70 seats. In 2001, EADS and Alenia discarded the original consortium structure of ATR and contributed their shares and certain industrial assets dedicated to this program into a new company, ATR Integrated. The new organization is intended to facilitate response to market demands, resource allocation, and ultimately to reduce production and operating costs.

Market

The market for commercial regional aircraft is determined by the requirements of regional airlines for aircraft to operate on routes of an average of 500 kilometers (225 nm) and/or an average travel time of approximately one hour. According to a study carried out by OAG (Official Airline Guide), the number of available seat kilometers in the regional market grew by an average of approximately 8% per year in North America and 10% in Europe between 1990 and 2000. Over the last few years, there has been an increasing demand for regional jet aircraft of less than 70 seats, at the expense of turboprop aircraft, particularly as regional airlines extend their coverage to longer routes. These airlines had historically relied on turboprop aircraft, which are less expensive to purchase and operate than jet aircraft on such routes and offer greater flexibility in terms of climate and runway conditions. However demand for turboprop aircraft has now stabilized.

The regional aircraft industry has experienced concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of December 31, 2001, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR with 61% of the cumulative orders and Bombardier of Canada with 39%. The worldwide market for regional jets is divided principally between Bombardier, Embraer (in which EADS holds a minority shareholding) of Brazil and Fairchild Dornier. The market for jets is currently characterized by vigorous price competition and intergovernmental conflict over state aids for financing of aircraft sales.

The difficulties encountered by large US airlines in the aftermath of the September 11, 2001 terrorist attacks have benefited regional operators which have been increasingly called upon to take over certain routes no longer profitable for the majors. In 2001, ATR registered orders for 25 new and 23 used aircraft, and it delivered 20 new aircraft.

Products and Services

Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft designated the ATR 72-500 and ATR 42-500. In November 2001, ATR aircraft were ranked first in the turboprop market for the third year in a row in an operators' and investors' poll conducted by the *Air Finance Journal*. Like Airbus, the ATR range is based on the family concept, which provides for savings in training, maintenance operations, spare parts supply and cross-crew qualification.

ATR 42-500

The ATR 42-500 forms the cornerstone of ATR's family of aircraft. With the widest cabin in its class, the ATR 42-500 provides increased passenger space, improved comfort and enhanced noise control for up to 50 passengers.

With cumulative orders for 370 ATR 42 series aircraft, the series was the best selling aircraft in its market segment (50-seat turboprops) in terms of total orders as of December 31, 2001.

ATR 72-500

The ATR 72 was developed by extending the ATR 42 fuselage to respond to operators' growing need for a larger capacity regional aircraft. The ATR 72-500 has a passenger capacity of up to 74 seats, with the same fuselage cross-section, cockpit and basic aircraft systems as the ATR 42 series. As of December 31, 2001, cumulative orders for ATR 72 series aircraft stood at 292.

Derivative Aircraft

The ATR family of aircraft includes a number of specialized cargo versions. A convertible passenger/freighter version exists in both the ATR 42 and ATR 72 sizes, with a cargo door at the front of the aircraft. The certification of the large cargo door programme, which was launched with integrator Aeronavali, is scheduled for the summer of 2002. Management believes that ATR aircraft ideal cross section and record reliability position them well to become a workhorse of the cargo industry, giving a second life to many from the earlier generation.

Customer Service

ATR has established a worldwide customer support organization committed to supporting the aircraft over its service life. Service centers and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. The ATR "Aircraft on Ground" system works 24 hours a day to meet customer needs, and a spare parts management system links the three parts centers to ensure optimal global parts distribution. To reduce inventory costs, ATR has entered into product support agreements with each vendor to optimize availability of spare parts not stocked in the ATR "Aircraft on Ground" system. In 2001, ATR entered into a cooperation agreement with EMBRAER for the creation of AEROCHAIN, an e-marketplace designed to enhance support services across all areas of airline operations (training, spares, technical publications and maintenance planning). Initially, ATR has opened up its customers support web site in an initial testing phase with seven airlines.

ATR Asset Management

In line with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing the purchase either through leasing or loan guarantee arrangements. The ATR Asset Management Division manages the resulting risk and responds to the growing market for second-hand aircraft. By assisting in the placement and financing of used and end-of-lease aircraft, ATR Asset Management has helped broaden ATR's customer base, notably in emerging markets, by providing quality reconditioned aircraft at attractive prices and has helped maintain residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months awaiting reconditioning and resale or leasing, subject to market conditions.

Production

Facilities

The ATR facilities are located near Naples, Italy and at Saint-Nazaire and Saint-Martin near the Toulouse airport. Final assembly, flight-testing, certification and deliveries take place at the Toulouse site. ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight testing and information technology.

Production System

ATR's production system, which uses a two-stage final assembly line, is designed to maximize the ATR's ability to react swiftly and effectively to market changes. In the first stage, ATR produces semi-finished aircraft in standard configurations on a continuous basis, enabling it to adjust the first-stage output within certain parameters. When a firm order is placed, the semi-finished aircraft is transferred to a second production stage for final customization in accordance with the customer's requirements. This flexible system enables ATR to reduce its working capital needs through "just in time" supplier arrangements.

GENERAL AVIATION

EADS Socata

EADS Socata manufactures a range of light aircraft for the private civil aircraft market and also engages in aerostructures subcontracting, producing materials and subassemblies for EADS' other aircraft operations, including Airbus. In the general aviation field, EADS Socata has developed over the past 20 years a range of piston engine aircraft, the TB family, and the monoturboprop pressurized TBM 700. These new-generation aircraft compete with products based on models that date back to the 1950s. Many aircraft in the general aviation market are nearing the end of their service life. As a result of strong market acceptance, particularly in the U.S., EADS Socata increased its TB and TBM 700 families production rates in 2001. To improve its penetration of the US market, which represents 60% of its general aviation sales, EADS Socata is developing a distributor network.

Since launching its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a first-line subcontractor for complete assemblies. EADS Socata is experienced in the use of composite materials for aircraft structural elements, in particular for the Airbus A330/A340, as well as metal-composite combination technology and forming of large-dimension metal panels. In addition, EADS Socata carries out design work for a number of European aviation programs, including Airbus, Eurocopter, Mirage and Falcon aircraft. In 2001, Socata was selected as risk sharing partner by Dassault Aviation in relation to metallic and carbon composite structures for the future FNX business jet.

AIRCRAFT CONVERSION AND TECHNICAL SERVICES

EADS is a major provider of aircraft conversion and technical services for airlines and air forces.

In the fields of aircraft conversion and technical services, EADS combines the operations of (1) EADS Sogerma, (2) Elbe Flugzeugwerke GmbH (EFW), and (3) certain military and commercial maintenance activities in Germany and Spain. Management believes that the concentration of expertise in a stable pool of highly-skilled workers enables EADS' aircraft conversion and technical services group to perform services on a wide range of aircraft, including all of the aircraft produced by EADS. In addition, the exchange of skilled workers in response to cyclical variations in the market occurs increasingly within the aircraft conversion and technical services group, generating synergies. Moreover, EADS can use knowledge gained through maintaining Airbus aircraft to improve initial product quality and reduce maintenance costs.

In the field of commercial aircraft technical services, knowledge exchange within EADS will benefit maintenance of early-generation Airbus aircraft and facilitate maintenance activities for newer aircraft such as the A320 or A330/A340. Management believes that integrated packages, designed to meet customers' full range of service requirements, will be particularly attractive to small and medium-sized airlines.

COMMERCIAL AIRCRAFT CONVERSION

Overview

Conversion of passenger aircraft into freighter aircraft ("**P to F**"), which generally requires 30,000 to 40,000 working hours and requires highly-skilled workers to modify the aircraft structure as well as passenger related systems, such as air conditioning, heating and lighting, is the modification most proposed to commercial aircraft owners.

Market

The market for civil aircraft freighter conversion encompasses freight service airlines such as UPS or Federal Express, airlines with small aircraft fleets and finance groups. Two considerations drive the aircraft operators' decision to convert existing passenger aircraft to freighters: first, conversion is the most efficient way to obtain a relatively modern freighter; second, it maintains residual values at relatively high levels by extending revenue-generating service life.

According to Airbus estimates, airfreight is expected to grow faster than passenger traffic in the next 20 years. Given the retirement of older aircraft, an estimated 1,900 dedicated cargo aircraft should meet this demand, of which roughly 75% would come from the conversion of passenger aircraft. However, as a result of the current economic downturn, and despite brisk orders in 2001 from FedEx and Intrepid, a leasing company, near term risks weigh on the full utilization of EADS's installed conversion and aerostructure manufacturing capacity.

EADS' main competitor in the freighter conversion business is Boeing, which now offers passenger to freighter conversions for its complete range of aircraft except B777 and ex-MD aircraft.

Products

In the field of P to F conversions, EADS specializes in the conversion of Airbus A300 and A310 passenger aircraft to cargo usage. EADS is building on this specialization by adding versions such as, in 2001, the A310-300, and in 2002 the A300-600, to position itself for the nascent A320 and A330 conversion market. A300B4 and A300-600 conversions are also performed by Airbus. Management believes that joint marketing of maintenance and conversion work has been beneficial, since EADS has been retained to perform maintenance for a large number of converted aircraft.

Conversion kits comprise original parts, known as Original Equipment Manufacturer or "OEM" parts from the corresponding Airbus serial freighter versions, and result in a converted aircraft which is very similar to a freighter from the series production.

In the cabin upgrade market as well, EADS foresees synergies with its substantial cabin interior and high-end seat manufacturing business. In 2001, it completed cabin integration of three corporate jets.

COMMERCIAL TECHNICAL SERVICES

Overview

Aircraft maintenance consists of a system of inspections and maintenance services described in maintenance manuals or maintenance planning documents, published by aircraft manufacturers. Inspections and routine services are carried out on a daily, weekly, monthly or annual basis. In addition, general inspections and wider maintenance services are performed every four to ten years. These involve anywhere from 4,000 up to 35,000 hours of labor. The regularity of the maintenance calendars allows the service provider a high degree of workload visibility.

During these scheduled ground times or on special dedicated instances, light or heavy modifications are also performed to improve aircraft performance, comply with new navigation and airworthiness rules or maintain its financial value; conversions of the interior configuration of passenger aircraft can also be implemented on such occasions, the primary concern for operators being to minimize downtime by consolidating tasks.

In addition to the aircraft maintenance described above, aircraft components require inspection maintenance, overhaul and repair, which only certified stations equipped with trained staff, equipment and tooling may perform. Engine maintenance represents 40%, landing gear 6% and auxiliary power units ("**APUs**") 10% of an operator's overall maintenance costs. Other aircraft component maintenance, including services for components such as avionics, electromechanical devices, hydraulics, pneumatics, cabin equipment, and wheels and brakes, represent more than 20% of overall maintenance costs. These services are provided either directly or in conjunction with airframe checks.

By providing access to spares pools, fleet technical support and engineering services, EADS helps its customers concentrate on their core business with the guarantee of the manufacturer's support. Being an actor in these technical ancillary services, EADS is also in a better position to monitor the in-service quality of its products and to anticipate operator needs.

Market

The addressable market for commercial aircraft maintenance is expected to grow to Euro 3.0 billion in 2003. The share of the Airbus fleet maintenance market should grow.

Independent technical service providers compete with large airlines in this business sector. Certain airlines, such as Air France and Lufthansa, possess their own technical capabilities adapted to the size and types of their own fleet and are therefore able to limit the exposure of their maintenance activities to market cycles. Other carriers, in particular U.S. airlines or smaller operators, seek to limit their expenditure by outsourcing technical activities to independent technical services providers such as EADS Sogerma. Leasing companies are generally guided by financial rather than technical considerations, leading them to pursue a limited technical strategy, but Management believes that they will increasingly be ordering high quality technical services from independent providers in order to protect the residual value of their assets.

The current economic downturn has significantly weakened many airlines and modified their maintenance outsourcing needs; it has also prompted heightened competition between independent providers and airlines with excess in-house maintenance capabilities due to lower fleet utilization.

In the field of components maintenance, EADS Sogerma's main competitors are BF Goodrich, Messier and Lufthansa Technik in landing gears and GE/Honeywell and Triumph in APUs.

Products

EADS offers a wide range of scheduled technical services. As the number and age of Airbus aircraft in fleets worldwide increases, Management believes that EADS Sogerma's track record in the Airbus maintenance market favors it despite market overcapacity. EADS Sogerma has launched a series of initiatives to rationalize and consolidate its activities among its plants: it converges higher value-added heavy maintenance tasks on specialized sites, such as Bordeaux; at the same time, it is developing a network of facilities, sometimes jointly owned with local operators, in lower cost countries around the Mediterranean Sea, in the Gulf region or in the Far East, to perform line and light maintenance. This unique integrated approach optimizes resource utilization and creates mutually beneficial long term relationships with customers. Sogerma Tunisie, jointly owned with Nouvelair, the airline from Monastir, illustrates this strategy. In 2001, EADS Aeroframe Services LLC, jointly owned by EADS Sogerma and Northrop Grumman started to address the maintenance, repair and overhaul of large commercial aircraft in the U.S., particularly the growing Airbus fleet.

EADS is strengthening its maintenance services for many types of components, including engines, APUs, landing gear, electromechanical devices, hydraulics, and avionics, through partnerships with OEMs such as Honeywell. These partnerships provide access to new component generations, they raise airline customer recognition, and they facilitate the increasingly popular supply of "total component maintenance" services.

EADS also provides operational support, engineering and logistical support services, making its extensive stock of spare parts available to aircraft operators. This activity enables EADS to position itself favorably in the market for related repair and maintenance work.

MILITARY AIRCRAFT CONVERSION

Overview

Management believes that the modernization of military aircraft provides an important business opportunity for sustained growth and profitability. As well as providing a profitable after-market service to existing customers, aircraft modernization operations provide access to new export markets for future sales of all types of aircraft, both military and commercial. The upgrading of military airframes is particularly attractive for countries with limited national defense budgets, such as those in the former "Eastern Bloc", Latin America, North Africa and some Asian regions. For these nations, the purchase of new multi-role aircraft is either politically or economically impractical, making upgrading the most cost-effective alternative.

Products and Services

EADS has established expertise in the field of military aircraft conversion and upgrades through programs for such aircraft as F-1 Mirage, Jaguar, F-4 Phantom, F-5, Tornado, MiG-29, E-3A Sentry, P-3 Orion, C-160 Transall, Breguet Atlantic 1 and C-130 Hercules. These capabilities will be of particular value in capturing new markets, such as further upgrades of central European air force aircraft and the future support contracts for the Eurofighter. In 2001, C-130 checks were performed for African and Latin American clients, including in the new Casablanca facilities, and the Bordeaux plant began a major avionics and structural upgrade. The conversion of a DC9 into a technology demonstrator was completed for Thales, as was the modernization and systems upgrade of 40 Mirage combat aircraft.

The complementary skills and experience of EADS in many military aircraft programs allows it to offer a broad spectrum of products to multinational customers and to expand its customer base and export possibilities.

Production

In the fields of aircraft conversion and of technical services, EADS operates through seven facilities in France and Germany as well as facilities in Miami, Florida, Lake Charles, Louisiana and Casablanca, Morocco. EADS Sogerma's Rochefort site in south-western France specializes in manufacturing cabin equipment and Airbus structural elements, while the Rouen site in north-western France specializes in APUs and landing gear maintenance for airliners. EADS Sogerma's other sites carry out a variety of maintenance and conversion activities. EFW's facility in Dresden performs passenger to freighter conversions and supplies floor panels for Airbus models.

4.1.5 Defence and Civil Systems

Introduction and Overview

The Defence and Civil Systems division (the "**DCS Division**") is active in the fields of missile systems, defense electronics, telecommunications and services. Based on 2001 revenues, EADS' subsidiary MBDA is the largest manufacturer of tactical missile systems in Europe and the second largest in the world. EADS is the third largest supplier of defense electronics in Europe and, with its partner Nortel Networks ("**Nortel**"), plays a significant role among multinational telecommunications companies active in the military and civil markets. On a consolidated basis, the DCS Division earned revenues of Euro 3.3 billion for 2001, representing 10% of EADS' total revenues.

Since the formation of EADS, the DCS Division has been at the forefront of European consolidation in its sectors of activity. It has been reorganizing and redeploying assets to fight excessive dependence on stagnant or even shrinking defense expenditures in segments of the German and French markets. To bring certain areas of its business back to profitability, the DCS Division continues the comprehensive restructuring undertaken earlier, which includes workforce adaptation as well as site otimization.

In 2001, the DCS Division implemented a rapid integration of its activities within four newly defined business units: Missile Systems, Systems & Defence Electronics, Telecommunications and Services. This move is intended to foster better resource allocation, to reduce the division's cost base and to enhance the products and services offered, while ensuring compatibility with requirements of national customers in France and Germany, particularly with respect to nationally sensitive programs and information.

In 2001, European defence budget reductions continued, but the "war on terrorism" heightened the necessity of Intelligence, Surveillance & Reconnaissance (ISR) systems, of secure communications networks (for armed forces and para-public customers) and of high-precision-stand-off weapons, all of which are at the heart of the activities of the DCS Division. The importance of information, mobility and interoperability for air dominance brings EADS key assets to light.

By mid-September, an ad hoc cross-divisional structure was created within EADS to ensure a unified strategic appreciation of security issues, whether military or civil. Regarding military applications, building on anticipated new needs and the DCS Division's areas of excellence, EADS defined interoperability, information dominance and homeland security as its highest-priority themes.

Strategy

The strategic priorities of the DCS Division are as follows:

- **Focus on growth markets**

  Missile Systems. The formation of MBDA in December 2001 reinforces EADS' claim to leadership in the tactical missile systems market. MBDA combines Matra BAe Dynamics ("**MBD**"), the 50/50 joint-venture between EADS and BAE Systems, the business of EADS' wholly-owned subsidiary Aerospatiale Matra Missiles ("**AMM**"), and the missile systems activities of Alenia Marconi Systems ("**AMS**"), itself a joint-venture between BAE Systems and Finmeccanica. Through MBDA, EADS seeks to benefit from expanded market access, particularly in Italy, enhanced management for the Aster program and vertical integration of subsystems, especially radio frequency seekers. EADS is also preparing for the integration of LFK- Lenkflugkörpersysteme GmbH ("**LFK**"), which is 81.3% owned by EADS, into MBDA, which holds the balance. Besides, EADS is currently negotiating to combine its subsidiary Celerg with Royal Ordinance of the U.K. into a European propulsion company. One of the primary short term goals of MBDA is to achieve successful development of the air to air Meteor intercept missile (BVRAAM program).

  Defence Electronics. The Systems & Defence Electronics business pursues the cross-border integration of its French and German activities and its focus on clearly defined growth areas to take advantage of growing markets for airborne systems and C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) and ground and naval systems. Systems & Defence Electronics will rely on the range of platforms provided by EADS' other divisions, and on cooperation with firms such as Northrop Grumman, to establish a strong footing in these markets.

  Telecommunications. EADS Defence and Security Networks ("**EDSN**"), a joint venture created in 2000 with Nortel and majority owned by EADS, is the hub of EADS' telecommunications activities. EDSN, as provider of turnkey network solutions based on civil technologies, intends to leverage its access to technologies developed by Nortel to capture a significant share in the growing market for secure and defense applications worldwide.

Services. The DCS Division believes that services are becoming a key factor in platform choices by customers and that they provide an excellent channel for ongoing customer access. As a result, the DCS Division will build on its proven experience, to originate and capture opportunities provided by the expanding market for outsourced military and governmental services.

- **Strengthen international presence**

  To reduce its dependence on its home markets, the DCS Division intends to refine its portfolio of businesses through acquisitions, partnerships and divestments, seeking to expand its international activities significantly. In particular, the DCS Division will seek to further cooperate with U.S. companies such as Northrop Grumman, Raytheon, Lockheed Martin and Boeing.

MISSILE SYSTEMS

Introduction and Overview

The consolidation of the aerospace and defense industry in the United States and Europe is leading to further integration of European missile systems manufacturers. On December 18, 2001, EADS, BAE Systems and Finmeccanica formed MBDA, which combines the businesses of MBD, AMM and the missile systems activities of AMS. EADS holds a 37.5% stake in MBDA while BAE Systems holds another 37.5% and Finmeccanica 25%. Pursuant to the shareholder agreements relating to the MBDA group, EADS and BAE Systems together exercise certain controlling rights through MBDA Holdings, a holding company that has in particular the right in perpetuity to nominate the CEO, the COO and the CFO of MBDA. This merger will develop existing product portfolios, mainly in the surface to air/land and surface to air/ship sectors, provide direct access to the Italian market and reinforce the leading position of EADS in Europe and its number two position worldwide. EADS is currently contemplating a further joint venture or other form of consolidation involving its German missile business. MBDA should generate about 50% of its sales outside its domestic markets.

EADS' missile systems group together the world's largest and most innovating range of tactical missiles, offering solutions for air dominance, land control and sea power missions. MBDA currently has a total of 45 missile, missile system and countermeasure programmes in production or in operational service and a further 30 in development or advanced studies. MBDA competencies encompass all critical subsystems such as warheads, seekers, propulsion, proximity fuses and guidance systems. MBDA, as the pole of EADS's missile activities, provides the industrial basis for the much needed standardization of weapons of the main European countries. Through EADS, it enjoys a geographically diverse customer portfolio: through a multinational network of subsidiaries EADS has direct access to the major European domestic markets for missile systems in France, Germany, Italy, Spain and the United Kingdom. It also has a stable foothold in export markets.

Markets

Market data in the missile sector is limited due to the classified nature of this information and the sensitivity of buyers and sellers of missile systems to the general dissemination of such information. The figures mentioned in this section are therefore only based on estimates by EADS and not on official, publicly-available information.

The current worldwide market for missile systems is estimated to exceed Euro 10 billion. It is expected to increase due to (1) the development of new products (such as tactical ballistic anti-missile systems and stand-off guided weapons), (2) new missile-carrying platforms entering into production phase (Mirage 2000-5/9, Rafale, Eurofighter, Gripen, Tiger helicopter, new frigate and aircraft carriers) and (3) new requirements stemming from new operational doctrines, changes in the geopolitical environment and lessons learned from the most recent conflicts.

The conflicts in Afghanistan and Kosovo have highlighted the importance of standoff-precision guided weapons, which are fired from a distance. Also, the key importance of airspace dominance and the more topical attention to homeland security should lead to a greater emphasis in European budgets on new generation air to air and surface to air missiles. In these segments, EADS's renewed range of products positions it well.

At present, European firms cannot easily penetrate the U.S. market. Due to political support, national U.S. companies such as Raytheon, Lockheed Martin and Boeing dominate this market. Other countries, such as Russia and China are also inaccessible for political reasons. However, a few transatlantic programs related to NATO's Defence Capability Initiative form an initial basis for closer future cooperation.

Four principal defense contractors are active in the worldwide market for tactical missiles and missile systems: MBDA which ranks second behind Raytheon (U.S.), Lockheed Martin (U.S.) and Boeing (U.S.). In addition to political considerations and budgeting, key buying factors for the customer include price, performance of individual products, adherence to specifications, launch platforms and system support.

PRODUCTS

Fitting the primary strategic purposes of air dominance, land control and sea power, missile systems can be divided into seven principal categories according to the launch platforms and targets involved: (1) air to air, (2) air to surface, (3) ground to air/ATBM, (4) surface to air/naval, (5)anti-ship, (6) anti-tank, (7) surface to surface, deep attack. EADS is active in all of these categories.

The table below lists the programs in which EADS participates as prime or major-contractor either directly or through joint ventures. The parentheses indicate products still at the tendering stage.

Type of Missiles	Purposes	Key Products or Projects
Air to Air	Short range	Magic 2 — ASRAAM
	Medium range	MICA — Meteor (BVRAAM program)
Air to Surface	Short range	Brimstone-AS 30L — AFDS-Diamond Back-Bang
	Stand-off with sub-munitions	Apache — DWS39/AFDS
	Stand-off unitary warhead	Scalp EG/Storm — Shadow — Taurus
	Prestrategic stand-off	ASMP — ASMP A/VESTA
	Anti-radar	ALARM
Ground to Air/ATBM	Very short range	Mistral — Stinger (under license)
	Short range	VL Mica-Roland — Rapier-Spada
	Medium range	Aster SAMP/T — (MEADS) — Patriot PAC 3 (under licence)
Surface to Air/Naval	Very short range	Mistral
	Short range	VL Mica — VL Seawolf — Albatros-RAM
	Medium range	Aster/PAAMS — Aster/SAAM — ESSM
Anti-ship	Light	Sea Skua — AS 15 TT — NSM — (Triton) and (Polyphem S)
	Heavy	Exocet — Kormoran 2 — Otoman — (ANF/VESTA)
	Anti-submarine	Milas
Anti-tank	Short range	Eryx-Kestrel
	Medium range	Milan — (Trigan)
	Long range	HOT — Trigat LR
Suface-to-surface deep attack	Ground-to-ground	G-MLRS — Polyphem
	Sea-to-land	Scalp Naval

The most significant programs under production are currently the Aster, the Scalp EG/Storm Shadow and the Meteor with the bulk of deliveries scheduled between 2001 and 2005.

In 2001, the Royal Malaysian Navy ordered the Sea Skua light missiles to equip its Super Lynx helicopters. MBDA also won an initial export contract from an undisclosed customer for the export version of its short-range surface-to-air Rapier system.

In addition, in 2001, the UK, France, Italy, Spain and Sweden signed an intergovernmental agreement, which Germany is expected to join in 2002, confirming their commitment to equip their Eurofighter, Rafale or Gripen combat aircraft with the Meteor. The French Navy confirmed its primary interest for a specific version of the Scalp cruise missile designed for land attack from its surface and submarine platforms.

MBDA entered into an agreement with Boeing for the marketing of GPS guided JDAM bombs from the U.S., including an enhanced version featuring a European Diamond Back wing kit. In another development, MBDA signed an agreement with Lockheed Martin and Diehl for the next generation of MLRS multiple launch rocket system intended for European forces.

The surface-to-air antimissile Aster family of missiles passed qualification firings, and was released for production, including the SAAM/FR naval defense system that was tested against sea-skimming anti-ship missiles. A crashprogram at year-end was conducted to promptly equip with the naval defense version aircraft carrier Charles de Gaulle for its first operational mission. Deployment of the multi-mission Mica EM air-to-air missile continued with several air forces, and the missile entered service in the French Navy.

Successful complete firing operations of Scalp EG/Storm Shadow and adaptation to the Mirage 2000D and Tornado GR4 aircraft continued. The industrialisation phase was completed, and initial deliveries remain scheduled for 2002, under contracts with the United Kingdom, France, Italy and Greece. Meanwhile, deliveries of the Apache — an initial runway neutralising version of this missile- have started to the French Air Force. MBDA's Brimstone antitank airborne missile — due to enter service with the Royal Air Force, was released for production. The LR Trigat also passed its 10th firing test, required for qualification and installation on the Tiger attack helicopter.

Transatlantic cooperation programs are focused on air defense systems. Besides participation in the Patriot program, the German-Italian-American MEADS anti ballistic missile made significant progress with the signature of a tripartite MOU for the pre-development of phased risk reduction. EADS was selected in 2001 as a key member in both competing consortia mandated by NATO to conduct a feasibility study of an antimissile defence system intended for forces deployed on theatres of operations. Furthermore, LFK is the prime contractor for the Eurostinger project and Raytheon's partner for ship-based air defense systems such as RAM.

EADS and MBDA often conduct their activities through jointly owned program companies, joint-ventures and consortia, such as EUROMEADS, RAMSYS, GLVS or COMLOG.

In addition to its key activities in missiles and missile systems, EADS also designs and manufactures, both itself and through participations, critical missile sub-systems such as warheads, propulsion devices, proximity fuses and guidance systems. These sub-systems account for more than half of a missile's cost. More than three-quarters of the sub-systems produced by EADS are for its own missiles. EADS is also active in other missile sub-systems such as launch structures, missile-platform mechanical and electronical interfaces and missile thermal batteries. MBDA is also a significant provider of airborne self-protection counter-measure systems for combat aircraft, transport aircraft and helicopters.

Customers and Marketing

Orders for missiles and missile systems originate from Ministries of Defense. Budgetary constraints have led these major clients to focus on standardized products and to the harmonization of European government purchases. Management believes this trend could benefit EADS as well as its customers, allowing interoperability, better allocation of research and development budgets, larger production runs and standardization of the product line.

DEFENCE ELECTRONICS

Introduction and Overview

Battlefield superiority and net-centric warfare increasingly require robust solutions for collection, management and distribution of information, and seamless integration from source to end-user, whether airborne, land or sea-based. The Defence Electronics business unit contributes to secure information and processing of data obtained from sensors, flowing to decision-making and management systems (command, control, communication and intelligence — C3I). C3I systems are marketed either as discrete equipments and sub-systems or as integrated systems providing the customer with turnkey solutions. EADS masters almost all the sub domains and elements of these systems. EADS provides complete surveillance systems including platforms, sensors, ground segment and underlying command and control systems or full intelligence systems combining image intelligence and signal intelligence.

Market

EADS believes that the defense systems and defense electronics segment will grow in the medium to long term even if European defense budgets overall should decline. Most recent conflicts have shown an increasing need for interoperability of C3I defense electronic equipment among armed forces.

EADS' main competitors in defense electronics are large U.S. or European companies (Raytheon, Lockheed Martin, Thales and BAE Systems) as well as competitors from Israel.

PRODUCTS

C3I Systems

C3I systems form an essential part of current and future battlefield management. These computerized systems establish the overall battlefield picture and support the command and control process over all command levels, from a tactical, battlefield-level through to a higher, strategic command level. They can be used both in simulation and training modes.

The main objectives of C3I systems are timely information display and reliable and rapid data exchange among forces, including allied and coalition. In response to the increasing demand for interoperability and improved information exchange, EADS is integrating standardized protocols and electronic documents. EADS is a major designer and supplier of C3I systems to the three branches of the armed forces in France and Germany, and the Joint Staffs in Germany, France and NATO.

Intelligence, Surveillance and Reconnaissance Systems (ISR)

EADS has considerable systems capabilities with respect to strategic and tactical airborne and satellite-based reconnaissance and surveillance systems. EADS' activities include the design and production of systems and sensors, payload integration with platforms, ground stations, image exploitation and data processing. EADS provides mission equipment, such as the synthetic aperture radar, for manned and unmanned platforms.

EADS has system responsibility, including upgrades, for the operational system of the CL289 drone reconnaissance system of the French and German army. The CL289 drone was used successfully in operations in the former Yugoslavia. EADS is also in the process of developing a number of other unmanned air vehicle systems (UAV) such as the Navy drone system Seamos for ship-based maritime reconnaissance.

At the initiative of the defense ministries of Germany and the USA, Northrop Grumman and EADS are assisting with the first global demonstration flight of a Hawk drone. Up to the end of 2002, EADS is responsible for the concept development, the sensor system, and integration of the sensors on the Eurohawk platform. Cooperation between EADS and Northrop Grumman on a high altitude long endurance UAV system will help meet urgent European airborne ISR needs.

EADS is an European leader in satellite image processing and ground stations and has been selected by the U.S. Air Force as the contractor for the Eagle Vision multi-satellite ground data terminal. EADS is also a principal contractor for the image processing stations in France of the Helios military observation satellite and of the SPOT civil observation satellite.

EADS will play a key role in future joint ISR systems involving airborne manned vehicles, drones and space-based resources, including the NATO Airborne Ground Surveillance program. EADS is the lead company in the five-nation development of a synthetic-aperture radar for NATO's airborne ground reconnaissance and its demonstrator SOSTAR-X, as well as for its common ground station. Within joint ISR, EADS is already under contract for a ground system which will integrate current and future reconnaissance and surveillance systems based on internet technology.

Airborne Systems

EADS is the German partner for a number of airborne multi-mode radars such as the ECR 90 radar in the Eurofighter and also has significant activities in systems services, systems maintenance and upgrade. Fighter aircraft systems are typically upgraded several times during the aircraft's life cycle. Recent examples of programs include the improvement of the F-4 Phantom fighters radar and the Tornado nose radar program.

Whithin AMSAR, a German, French and British consortium, EADS participates in the development of a technology program for the future generation of airborne radars for combat aircraft.

EADS holds half of United Monolithic Semiconductors ("**UMS**"), a joint venture with Thales which ensures access to gallium arsenide technology such as next generation radars with active phased arrays or synthetic aperture radars.

EADS also supplies passive electronic warfare units, such as the Radar Warning Receiver for Tornado and Transall aircraft, and active electronic countermeasure units, such as the Tornado Self Protection Jammer and towed decoy. EADS will provide a special electronic warfare suite to the German Ministry of Defence for the first batch of Tiger combat helicopters. EADS was also awarded the integration of the EuroDASS (Defensive Aids Subsystem) electronic self-defense system on Germany's 180 Eurofighters.

The EADS portfolio also comprises digital map units for flying platforms and obstacle warning systems for helicopters. In addition, having developed the IFF-Subsystem (Identification Friend Foe) for the Eurofighter, EADS, through a 50/50 joint venture with Thales Communications, has been awarded a next generation IFF production contract by the German Federal Office of Defence Technology and Procurement. EADS is also developing multi-sensor integration and data fusion technology, which is a key future technology in this area.

Naval and Ground Systems

The Defence Electronics business unit supplies electronic equipment for navy vessels. This includes radar systems, equipment for electronic warfare, combat direction systems and naval communications, which are integrated to complete "combat systems." The combat direction system for the new German and Dutch LFC Frigate is being developed through ET Marinesystem GmbH, a joint subsidiary with Thales Netherlands.

EADS, as subcontractor for the construction of five K130 corvettes for Germany, is responsible for the combat system's deployment software and for parts of the shipboard sensor system and communications.

Finland chose EADS as prime contractor and system integrator of the Squadron 2000 program, which includes the equipment of two fast patrol boats and four hovercraft with the EADS Combat Management System, allowing high-speed accurate fusion, analysis, and transmission of large quantities of sensor data during joint naval operations. EADS also exports optical (infra-red and visible) fire control units for missile systems and guns onboard ships.

EADS provides fixed and mobile, ground-based air defense, radar, electronic warfare and identification systems for ground forces as well as radar systems for military air traffic control. These include sensors for tank self-protection and control systems for weapons and tank turrets. EADS also supplies coastal surveillance and coastal protection systems.

EADS' signal intelligence products monitor the electro-magnetic spectrum to provide information about enemy forces from the ground as well as from the air. These products are a key element to attaining information superiority. EADS also produces countermeasure systems (jammers) to disrupt adverse communications.

Customers and Marketing

Key customers for defense electronics are Ministries of Defense, primarily in France and Germany. Through various joint ventures and cooperations, EADS has access to Ministries of Defense of other NATO customers, in particular in the United Kingdom, Spain and Italy. Export markets also offer growth opportunities.

TELECOMMUNICATIONS

Introduction and Overview

EADS Telecom gathers all EADS activities in telecommunications for defense, public safety and civil secure markets.

EDSN

To strengthen its position in the telecommunications business and derive greater benefits from the significant growth rates in this segment, EADS and Nortel Networks chose to concentrate all of their military telecommunication activities in a joint-venture called EDSN.

In 2001, EADS and Nortel Networks completed the reorganization of their military telecommunication assets within EDSN. In the course of the year, EADS contributed its German Tactical Communication Networks business, VEKN, while Nortel Networks sold Cogent Defense Systems to EDSN. Besides, EDSN purchased the IP capable switching activities of Matra Nortel Communications (MNC) and a 19.9% share of its related distribution channel, MNCD. As a result, EADS holds 59.1% and Nortel Networks 40.9% of EDSN. The head of EADS Telecom also acts as EDSN's CEO.

EDSN provides secure private mobile radios (PMR) using the Tetrapol standard and military network technologies based on commercial technologies developed by Nortel Networks. By leveraging commercial and internet technologies, EADS, through EDSN, intends to provide cost-effective and innovative solutions to the requirements of military and public safety telecommunications secure networks, including interoperability.

Intecom, Sycomore and Nortel Joint Ventures

Other EADS telecom activities consist of (1) Intecom, which is active in the call center domain, (2) Sycomore, an information system integrator, and (3) Matranet, a security software designer. EADS telecom activities also include its interests in MNC (45%) and NNG (42%): starting in the 4th quarter of 2001, these are consolidated under the equity method to reflect decreasing EADS involvement in the conduct of these businesses dedicated to the distribution of Nortel Networks products to commercial markets.

Markets

EADS Telecom activities span military and secure telecommunications as well as the civil and commercial telecommunications fields.

In military and secure telecommunications, EADS provides secured mobile networks and military communications. Secure mobile network systems offer various types of wireless communications which use encryption to ensure confidentiality: group communications, individual communication with different levels of priorities and walkie-talkie mode. Motorola is EDSN's main competitor in this market, along with Thales, General Dynamics and Raytheon.

In civil and commercial telecommunications, EADS' activities can be divided into the following main areas: carrier solutions, enterprise solutions, emerging internet services and applications.

The communications networks of large corporations organize and transmit data and voice over their internal computer and telephone systems. Enterprise solutions networks consist of switching systems and trunk lines that handle the centralized flow of voice and data traffic between the local networks and user terminals of private business networks. Current market trends focus on the integration of voice and data networks through increasing reliance on Internet protocols. Carrier networks are public external networks carrying high volume of voice and data. The same technology trends that are visible in relation to enterprise solutions are evident here.

Products

EDSN: Military and Secure Telecommunications; civil switching

EADS' Management believes that the technologies employed in civil telecommunications will play an increasingly important role in secure mobile networks and military telecommunications. EADS is well positioned to take advantage of this trend by leveraging the technology portfolio of its subsidiaries and their superior access to governmental customers. EDSN represents an effective vehicle to exploit these opportunities. EADS provides military communications networks, fixed networks, theater networks and tactical networks and radio communications equipment. These networks permit the transmission of information between different posts at all command levels. EADS is the prime contractor for the British theater network called TWACN/Cormorant and for Autoko 90, the semi-mobile tactical network of the German army.

EADS also provides products and systems solutions for armed forces and governmental authorities involved in national security with an emphasis on radio communication solutions.

EADS' product offerings also include secured message handling applications (such as the French MUSE system for military application).

In 2001, EDSN completed its coverage of the French territory with the Rubis network, which is the largest professional digital radiocommunication network worldwide, used by the Gendarmerie. It is based on the Tetrapol technology, a standard retained for 59 networks in 28 countries. Also, Saudi Arabia ordered a secured network to cover airbases in the Kingdom as early as 2003. As another success, the Pentagone ordered from SAIC, American partner of EADS Telecom on this project, a network that will equip a US Army's combat training center.

EADS develops the 6500 PABX family, which is marketed on civil, public safety and defense market. The evolution of this PABX, the Succession 6500 system, is a full IP solution, which will be the core of all EADS telecom networks solutions. In 2001, the University of Rennes selected the Succession 6500 system, which will be the largest telephone network on Internet Protocol ever made, to upgrade its telephone capacity.

Intecom, Sycomore, Nortel Joint Ventures: Civil and Commercial Communications

EADS is a leading supplier of Internet Protocol networks (IP-networks), high-speed and long-distance networks, switching products, local loop equipment and fiber-optic networks. EADS, through MNC and NNG, distributes public networking equipment supplied by Nortel but has no manufacturing activity in this field.

Enterprise Solutions provide data and voice-oriented communications solutions, call center solutions and IP based solutions. EADS, through MNC and NNG, markets a wide range of data networking systems provided by Nortel. MNC and NNG also distribute a wide range of local area network products, enabling it to cover the entire data transmission market from local area network to wide area network.

Through its wholly-owned U.S. subsidiary Intecom, EADS is also active in the market for large PBX systems and call center services in the United States.

In addition, EADS offers services relating to architecture and administration of distributed information systems based on the IP technology for the civil market.

SERVICES

Introduction and Overview

In the defense and civil systems markets, EADS has organized its service activities around five main areas: (1) outsourced services, (2) test and related services, (3) system engineering services, (4) internet and operator services, and (5) industrial design and manufacturing.

The growing complexity of modern systems and engineering tools and the requirement for cost-effectiveness lead customers to seek turnkey solutions and not just the purchase of stand-alone equipment. Because of its technical and organizational capabilities, EADS can pool the technical resources and products of its various subsidiaries to offer such turnkey solutions.

For military forces, outsourcing is an effective solution to the problems of tight public budgets and to the reduction of military personnel. In order to maintain its position as prime contractor with military customers and to generate profitable growth in stable defense markets, EADS aims to play a key role in such outsourcing of defense activities.

EADS also produces, hosts and distributes internet, intranet and e-commerce services for companies, provides firewall and servicing software for the internet and services for the transmission by satellite of wideband communications.

Products

Outsourced Services

EADS is currently preparing a program with the French Military to operate part of its Defense Communication Networks, providing communications, maintenance and development of the networks. In 2001, EADS handed its final report and a financial offer for the ORRMA project (replenishment optimization of non-reparable military aircraft spare parts).

EADS also participates in pilot projects of the German Ministry of Defence to outsource peacetime military logistics, combat training and telecommunications.

In 2001, EADS became a majority shareholder of AVDEF, which provides training services to the French Navy and French Air Force for air defense, in addition to other commercial services in France, Europe and North America.

Test Solutions

The increasingly complex electronics used in aircraft and weapon systems require continuous equipment maintenance testing.

EADS has a leading position worldwide in terms of market share for multi-purpose civil aviation test systems and services and is the largest European supplier of multi-purpose defense test equipment. In addition, EADS provides mobile test equipment for airborne sensors such as radars.

In 2001, EADS acquired TYX corporation, a US group with a well established international presence in automatic testing software and services.

System Engineering Services

EADS provides design and technical support and software engineering services to major public and private clients in the areas of security engineering and program management.

Internet and Operator Services

EADS offers services relating to applications for Internet/Extranet, e-business and high-speed communications linking company networks.

Industrial Design and Manufacturing

EADS is a leading international supplier of engineering solutions and services in the design-to-manufacturing field, involving expertise in computer-aided design, manufacturing and engineering as well as product data management and collaborative engineering.

In 2001, EADS Matra Datavision acquired EDIST of Italy, becoming IBM's foremost partner and one of the leading companies in the product lifecycle management (PLM) integration business.

4.1.6 Space

Introduction and Overview

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures and launchers. For 2001, the consolidated revenues of the Space Division amounted to Euro 2.4 billion, or 8% of EADS' total consolidated revenues.

The EADS Space Division designs, develops and manufactures satellites, orbital infrastructures and launchers largely through its subsidiaries Astrium and EADS Launch Vehicles (EADS LV), and its business unit, EADS CASA Space Division.

EADS also provides launch services, through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation satellites, through participation in dedicated joint ventures. Furthermore, EADS is active in the fields of optronics and space equipment (e.g. earth and star sensors) through its subsidiary SODERN and in the field of laser technologies through its subsidiary CILAS.

Astrium is the leading European company in the space industry, spanning all major segments of the markets for satellites, orbital infrastructure and launcher components. Its satellite business supplies (1) telecommunications satellites to leading telecommunications service providers, and (2) earth observation and science satellites to major national and international agencies, such as the European Space Agency (ESA). EADS controls 75% of the voting rights of Astrium through a direct equity stake of 66%, and an indirect stake through DADC and Dornier GmbH (both majority owned by EADS), which together own 9%, while BAE Systems holds the remaining 25%.

EADS LV operates in the fields of commercial launchers and ballistic missiles. As the industrial architect for the Ariane family of launchers, it is responsible for the overall design of the launchers, the organization and supervision of the industrial teams, and has responsibility for complete stages of Ariane 4 and Ariane 5. In addition, EADS LV supplies components for satellites and launchers. Furthermore, EADS LV is the exclusive supplier of ballistic missile systems to the French State.

EADS CASA Space Division is principally active in the field of engineering, production, assembly and testing of advanced structures and equipment for satellites and launchers.

In 2001, while the Space Division continued its restructuring actions leading to headcount reductions at EADS LV and Astrium, it initiated new actions to increase efficiency and boost profitability despite a challenging competitive environment: these revolve around increased focus on customer satisfaction, more aggressive cost reduction through integration, and streamlining management and functions. Having elicited a change of leadership at Astrium, EADS has mandated the preparation of a drastic improvement plan for satellite activities, and is putting a strong emphasis on cooperation between Astrium and EADS LV for launcher and orbital infrastructure activities.

Strategy

The Space Division is committed to address the near term challenges posed by the imbalances of its markets, and over the longer term, it will seek to profitably expand its market share, capitalizing on key growth opportunities brought about by the rapidly changing environment. To that end, it will exploit its preeminence in the commercial launcher business and its strengths in the satellite industry. The main elements of the Space Division's strategy are as follows:

- **Strengthen Ariane's leadership in the market for commercial launch services.**

  As the main industrial shareholder and supplier of Arianespace, EADS will lead restructuring efforts in the European space transportation industry. EADS continues its efforts to streamline its launcher manufacturing activities, and its perfection of key capabilities to enhance Ariane 5 excellence. In response to EADS's initiative to optimize the manufacturing process of the Ariane program, the European Space Agency (ESA) ministerial conference held in Edinburgh in November 2001 expanded EADS's responsibility to include system prime contracting of development and production, paving the way to an overhaul of the manufacturing organization, reduced costs and long term Ariane competitiveness.

- **Extend EADS' leadership in NATO/European military satellite programs.**

  Exploiting its strong credibility and relationships with government customers in its national markets and its experience as a manufacturer of telecommunications satellites, EADS pursues National and NATO programs, such as the Paradigm Skynet 5 program. It is also well positioned in military reconnaissance systems, such as Helios 2, Pleiades or Essaim, in the wake of successful commercial and military earth observation satellite systems (e.g. Spot, Helios, ERS). Management believes that European governments realize the importance of space systems in the wake of the Afghan and Kosovo military campaigns and will commit greater resources to space programs, which are a key strategic enabler in the context of rising asymetric threats.

- **Capitalize on long-standing focus on supplying geostationary satellites to commercial telecommunications providers.**

  In the field of commercial telecommunications satellites, EADS will remain focused on the geostationary segment. To prepare the succession of its Eurostar 3000 platform, Astrium is jointly developing Alphabus, a next generation platform, with Alcatel Space; this move is intended to spread the non recurring costs over a wider potential market. In 2001, EADS secured an order from Eutelsat, an important repeat customer. To further improve its competitiveness, EADS will explore additional consolidation opportunities in this sector through joint-ventures or acquisitions, as it has been the case in 2001 with the acquisition of BoschSatCom, a German company very active in the field of telecommunication satellites payload equipment.

- **Expand sales of services in the medium term.**

  EADS will continue to promote value-added service solutions for its military, institutional and commercial customers, such as end-to-end service provision, operation services and financial engineering. EADS believes that large navigation or telecommunications service solutions represent an opportunity to develop its space activities and leverage the capabilities of other EADS divisions.

SATELLITES

Overview

Satellite systems can be grouped into four categories: telecommunications, observation, science and navigation. Telecommunications satellites have multiple applications, such as long distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet. They may be used for civil or military applications. Observation satellites allow the gathering of information in various fields such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications. Scientific satellites are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of the universe's sources of radiation, planetary exploration and earth sciences. Navigation satellite systems deliver signals which enable users to determine their geographic position with high accuracy.

Market

EADS is the largest European satellite manufacturer and benefits from its long-term, close relationships with institutional customers in France, Germany, Spain and the United Kingdom with access to the respective national budgets. The commercial telecommunications satellite manufacturing market is highly competitive, with customer decisions based principally on price, technical expertise and track record. EADS' main competitors worldwide are Boeing, Loral and Lockheed Martin of the United States and Alcatel Space of France.

Management expects the telecommunications satellite segment, presently depressed due to the global economic recession and satellite operator woes, could recover due to such factors as: (1) increased telecommunications demand, including Internet, multimedia and military needs, and (2) a greater demand to replace existing satellites. EADS aims to increase significantly its market share in this growing segment.

In Europe, the market for observation and scientific satellites is organized either on a national or on a multilateral basis and in accordance with the fair return policy under which contracts are awarded to domestic suppliers in proportion to the respective contributions of the suppliers' country.

For observation and scientific satellites, Management estimates that EADS' share of the accessible market is about one half. Apart from the European institutional market, EADS believes that there is emerging export demand for earth observation systems.

Furthermore, civil state agencies, including ESA, should display increased needs for earth observation satellites in the framework of European environmental programs. EADS expects the market for scientific satellites to remain stable over the medium term.

In the market for military satellites, EADS expects increased demand for telecommunications satellites and for military observation satellites. In recent conflicts, the shortcomings of European military capabilities in that field have become increasingly visible, while the need for preparedness in the face of elusive threats have promoted such means to a higher level of priority. A notable feature of these military markets is their predictability in terms of volume over a long-term period.

The navigation satellites segment is at an early stage of development in Europe, where the decision to develop the European navigation system, Galileo, was taken by the ESA ministerial conference held in Edinburgh in November 2001, and the initial Euro 500 million phase was confirmed by the EU Transport Council in March 2002. The GalileoSat constellation is expected to be deployed between 2006 and 2008, providing navigational data to users such as drivers, mobile phone operators, fleet operators or emergency services. The development phase budget is estimated at Euro 3.5 billion.

In the institutional market for observation and scientific satellites, EADS competes against several players, many of which may intervene as prime contractor: Space agencies and other scientific institutional customers may also choose to retain the control of mission design by acting as sole or joint prime contractor for certain programs.

Products

EADS manufactures satellite platforms as well as payloads and major sub-systems and is thereby able to offer turnkey satellite systems to its customers.

Telecommunications Satellites

EADS produces broadcast satellites for fixed and mobile telecommunications services and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms, the latest of which is EUROSTAR 3000. In 2001, EUTELSAT chose Astrium to deliver the W3A communications satellite for launch in mid-2003, to provide business communications, internet-based services and television transmission to a zone covering Europe and Africa. The Russian satellite company RSCC also ordered five communications satellites processors worth Euro 9 million with Astrium, the first commercial order of its kind.

In the field of military telecommunications satellites, as prime contractor for the UK military communications satellites of the Skynet series, EADS completed its post-launch work on the last Skynet 4 spacecraft which was deployed in February 2001. The Paradigm Secure Communications consortium led by EADS and BAE Systems was selected by the UK Ministry of Defence for the Skynet 5 program; the comprehensive offer encompasses deployment of the space and ground infrastructure as well as the provision of the required communications services over the next 20 years.

Thales Communications chose Astrium to install SCOT 3 satellite communications terminals for high-capacity multimedia transmission on the UK Royal Navy's first Type 45 destroyers.

In 2001, Astrium acquired from Bosch a company called Tesat Spacecom specialising in the design and manufacture of communications satellite payloads.

Observation and Scientific Satellites

EADS is the leading European supplier of earth observation satellite systems, for both civil and military applications. In this field, EADS derives significant benefits from the common elements of its civil and military programs.

EADS is the prime contractor for the following civil earth observation programs: Envisat, a European environmental monitoring satellite; Metop, a polar orbiting meteorological satellite system; and Spot 5, a high resolution satellite system with extended coverage capability. EADS also supplies high performance instruments to MSG, a second-generation meteorological satellite system.

In addition, EADS was selected by CNES as prime contractor for Pleïades, a series of two small and highly agile earth observation satellites with civil and military applications. While the first phase of the program was completed in early 2001 and the second phase is underway, contract for the last phases is expected in the second half of 2002.

EADS is prime contractor for Helios, the sole European optical military observation satellite system to date. EADS is currently manufacturing the second-generation Helios 2 satellites and ground segment systems. EADS is also the prime contractor of the Essaim microsatellites demonstrator, launch and ground segment for military observation of electromagnetic activity.

EADS has a successful track record in the manufacture of scientific satellites, such as the X-Ray Multi Mirror (XMM). In addition, EADS is the prime contractor for the development of the Mars Express and Rosetta interplanetary probes. In 2001, ESA awarded a Euro 25 million contract to Astrium for the manufacture of the largest silicon carbide space imagery instrument, the Herschel space telescope, due for launch in 2007.

Navigation Satellites

EADS, together with Alcatel Space and Alenia Spazio, have established a dedicated company to build and implement the European navigation system Galileo. As a 50% shareholder in Galileo Industries S.A., Astrium will play a crucial role in the development of Galileo, which is scheduled to be operational by 2008. The space segment of Galileo would comprise a constellation of 30 satellites, including three in-orbit spares.

ORBITAL INFRASTRUCTURE

Overview

The orbital infrastructure segment comprises manned and unmanned space systems. The International Space Station (ISS), together with related vehicle and equipment development programs and services, constitutes the predominant field of activity in this segment.

Market

The demand for orbital infrastructure systems originates solely from publicly funded space agencies, in particular ESA, NASA, RKA (Russia) and NASDA (Japan). Such systems are usually built by cooperation among international partners. The European contribution to the ISS includes (1) the Columbus Orbital Facility, a laboratory module attached to the ISS, (2) vehicles for freight deliveries and crew transportation and (3) provision of logistic and other services for the ISS.

Once the ISS is operational, a range of orbital infrastructure products will be open to general competition, such as equipment for scientific experiments. A further market for the utilization and servicing of the space station will open after the station becomes operational. EADS is currently competing for a twelve-year contract to provide services to the ISS once it becomes operational.

Products

Manned Laboratories or Habitats

EADS is the prime contractor for the development and integration of the Columbus Orbital Facility and is responsible for the Columbus on-board Data Management System. EADS participates in the construction of the ISS robotic system European Robotic Arm and provides structures for the ISS.

Vehicles

EADS is prime contractor for the development and manufacture of the ATV (Automated Transfer Vehicle), designed to carry fuel and supplies to the ISS and to provide reboost capability and a waste disposal solution. The eight planned ATVs will be launched by Ariane 5. Based on its experience with the ARD (Atmospheric Re-entry Demonstrator), EADS is also participating in the technological development for the ISS of the U.S. manned re-entry vehicle, known as the Crew Return Vehicle (CRV).

LAUNCHERS AND LAUNCH SERVICES

Overview

Space systems (satellite and orbital infrastructure elements) depend on rocket propelled multi-stage launchers to place them into orbit; the launcher is consumed during the launch process. EADS is active in two distinct businesses: it (1) manufactures launchers for both civil and military purposes; and (2) provides launch services through its interests in Arianespace, Starsem and Eurockot.

Market

The development of the launcher market depends, to a high degree, on the demand for satellites and orbital infrastructure. The average open market for launch services is estimated by Management to have declined to approximately 20 to 25 satellites a year, mostly made up of geostationary telecommunications satellites, but this figure can vary to reflect the impact of economic cycles. This market does not include launch services for the American, Russian and Chinese military and governmental agencies.

The launcher market has high barriers to entry because it is technologically complex and national governments concentrate funding for development activities on a few companies. However there are new launchers coming for national strategic reasons.

The advent of an increasingly large, profit-driven private customer base for satellites has encouraged the development of launch services companies willing to compete on price and quality of service. Among them, certain ventures have been organized, combining access to low-cost, reliable military rockets from former Soviet Union companies deprived of a military market after the collapse of the Soviet Union, with the marketing expertise and access to the satellite open market of western manufacturers. This situation creates a strong competition on the commercial launches market.

In defence, France follows an independent strategic policy which is currently based on submarine-launched ballistic missile systems. In 1998, the French State decided to develop a new generation of ballistic missiles. In addition to new sales and state-financed development work, the ballistic missile segment entails substantial maintenance work to ensure system readiness over the life span of the equipment, which may stretch over several decades. EADS' ballistic missile segment activities are conducted through EADS LV, which is the exclusive supplier of ballistic missiles to the French State, its sole customer in this area.

PRODUCTS

Launch Services

EADS is active in the field of launch services through its shareholdings in Arianespace for heavy-lift launchers, Starsem for medium-lift launchers and Eurockot for small-lift launchers.

Arianespace. EADS controls directly and indirectly 24.5% of the voting rights and has a 22.9% economic interest in Arianespace Participation, which represents 23.2% of the voting rights and a 21.7% economic interest in Arianespace, making EADS the second largest shareholder after CNES, the French national space agency and the largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total sales in 2001 with over 145 commercial launches since 1984. It markets and sells European launchers on the world market and carries out launches from the Kourou space center in French Guyana. Its market share of the accessible market exceeds 50%. Capitalizing on the long-term expertise of Arianespace, the Ariane family distinguishes itself by offering flexibility and reliability, two qualities that are key for the customers in this market. Ariane 5 has the capacity to launch one or more payloads with a total mass of up to 6 tons into geostationary transfer orbit. Arianespace launched ten Ariane 4 vehicles in 1998, nine in 1999, eight in 2000 and six in 2001. The first Ariane 5 commercial launch occurred in 1999, four Ariane 5 were successfully launched in 2000 and one in 2001. A second mission of Ariane 5 in July 2001 encountered an EPS upper stage propulsion problem, which led to a detailed investigation and conclusions. Flight operations resumed in early 2002 with the launch of Envisat.

Starsem. EADS directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialized Design Bureau "Progress" (25%). Starsem markets launch services by Soyuz launchers for low and medium earth orbit satellites.

Eurockot. Astrium (51%) and Khrunichev (49%) jointly control Eurockot, which procures low cost launch services for small, low earth orbit satellites with Rockot launchers derived from the SS-19 ballistic missiles. The qualification launch, in commercial configuration, successfully took place in May 2000. In 2001, Eurockot won contracts to launch the Canadian MOST space telescope and the Czech MIMOSA. The satellites will be launched together on a Rockot from the Plesetsk cosmodrome to two separate orbits at the end of 2002. The Japanese SERVIS-1 spacecraft will also be launched on Rockot.

Commercial Launchers

EADS manufactures launchers and performs research and development for the Ariane programs. ESA funds the development cost for Ariane launchers and associated technology. Once ESA certifies the launcher, Arianespace markets and sells launch services worldwide.

EADS is the industrial architect for Ariane 4 and Ariane 5 launchers. It is responsible for the overall design of the launchers, the organization and supervision of the industrial teams. In response to EADS's initiative to optimize the manufacturing process of the Ariane program, the European Space Agency (ESA) ministerial conference held in Edinburgh in November 2001 expanded EADS's responsibility to include prime contracting of production, paving the way to an overhaul of the manufacturing organization, reduced costs and long term Ariane competitiveness.

EADS is presently focusing on the production of Ariane 5 as it will gradually phase out the production of Ariane 4 by 2003. In addition, it also supplies Ariane 4 and Ariane 5 stages and boosters, produces vehicle equipment bays, provides the flight software and supplies cylindrical interstage structures to Arianespace. These activities in the Ariane program underscore the key position of EADS in the European launcher industry. Furthermore, EADS also supplies launcher equipment to non-European customers, particularly in the United States.

In November 2001, the European Space Agency (ESA) ministerial conference in Edinburgh confirmed its commitment to Step 3 of the Ariane 5 programme, for the development of a cryotechnic upper stage enabling the launcher to double its payload capability to geotransfer orbit, and providing re-ignition capabilities. The Edinburgh conference also allocated substantial budgets to the Ariane 5 Research and Technology Accompaniment (ARTA) programme, and to the financing of Kourou infrastructure. Management remains committed to driving down production costs, and to restructure EADS launcher activities into a single company to take responsibility for prime contracting of Ariane development and production.

Ballistic Missiles

EADS designs, manufactures, tests and maintains ballistic missiles, including the M4/M45, a sea-launched intercontinental ballistic missile. Under its contract with the French State, EADS will provide industrial maintenance for the M4/M45 system until the end of its operational service. EADS is under contract to develop the M51, a new submarine-based strategic system with increased technical and operational capabilities. The initial development phase is scheduled for completion in 2008. Management believes that the development and production of the M51 will provide EADS with technologically sophisticated work over the long term, related to subsequent production and development work.

In addition to being relatively predictable, current orders for the development of ballistic missiles coincide with the entry of Ariane 5 into the production phase thereby facilitating the optimal utilization of development capacity.

As part of the efforts by the USA to develop defences against missile attack, Astrium and EADS LV have been selected by NATO as members of a transatlantic consortium to carry out a Theatre Missile Defence feasibility study.

OPERATIONS AND SERVICES

EADS is exploring participation in new ventures to provide value-added services based on space systems, which Management believes could generate significant revenues with high profitability.

EADS' policy is to be active in niche businesses and not to compete with its existing customers.

EADS holds stakes in certain companies providing telecommunications and earth observation services (e.g. Spotimage).

In 2001, Astrium's Earth Observation Services unit merged with the British National Remote Sensing Centre to form Infoterra, a multi-national geo-information services company with annual revenues in excess of Euro 20 million.

PRODUCTION AND SUPPLIERS

EADS currently operates production facilities which are located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Stuhrmbaum, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage) and French Guyana (Kourou).

4.1.7 *Investment*

Dassault Aviation

EADS holds a 45.94% stake in Dassault Aviation — listed on the *Premier Marché* of the Paris Stock Exchange — along with Groupe Industriel Marcel Dassault ("**GIMD**") (49.93%) and the public (4.13%).

Dassault Aviation is a major participant in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,500 military and civil aircraft to purchasers in more than 73 countries.

On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a range of military aircraft and business jets.

In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by Strategy Coordination, whereas the Eurofighter program is managed by EADS' Aeronautics Division.

Military Aircraft

Dassault Aviation offers two multi-role combat aircraft, the Rafale and the Mirage 2000 family.

- *Rafale.* The Rafale program includes three versions of a twin-engine, multi-role combat aircraft designed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total program cost of Euro 32.3 billion, including Euro 9.5 billion for development. 61 aircraft have already been ordered, including 20 in 2001; of these, 36 are destined to the Air Force, and 25 to the Navy. In 2001, the first operational group of Navy Rafale was commissioned on the Charles De Gaulle aircraft carrier. 10 Rafale have been delivered by the end of 2001, and another 13 units should be delivered in 2002.

- *Mirage 2000.* The Mirage 2000 family is offered in two versions:

  (1) The Mirage 2000-5, its latest version, is a multi-role combat aircraft designed for air to air multiple-target combat, as well as air to ground missions. The Mirage 2000-5 can be armed with the MBD MICA air to air interception and combat missile; and

  (2) The Mirage 2000-D, an all-weather penetration aircraft used by the French Air Force is being adapted to fire the new MBD SCALP EG stand-off air to ground missile. The last aircraft ordered by the French Air Force in 1996 were delivered in 2001.

  More than 600 Mirage 2000 aircraft have already been ordered, nearly half of them by foreign countries.

Business Aircraft

Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,400 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 60 countries world-wide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes four tri-jets: the Falcon 50EX, 900C, 900EX and 7X; the twin-engine Falcon 2000 and the Falcon 2000EX, launched in October 2000. The turn of the century saw Dassault Falcon Jet clearly emerge as the industry leader in its category. 119 orders were closed in 2001, compared with the 90 orders in 2000. The 2001 order amount however includes 46 orders from Avolar, a United Airlines subsidiary, which were cancelled in early 2002 due to the ongoing crisis affecting the U.S. airline industry. Despite a lower level of corporate orders reflecting the general economic downturn, 75 Falcons were delivered in 2001. In 2001, the latest model in the Falcon family, the tri-jet long range Falcon 7X was unveilled to the public at Dassault's Teterboro, NJ, plant.

Dasa-Dornier Luftfahrt

DADC, which is 75% held by EADS, holds a 75.9% stake in Dornier GmbH, which in turn holds a 3% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt.

4.2 Intellectual Property

Intellectual property, including patents, trademarks and know-how, plays an important role in the production and protection of EADS' technologies and products. The use of intellectual property rights enables EADS to manufacture and sell its products freely and to prevent competitors from exploiting protected technologies.

The intellectual property rights of the EADS group are held directly by EADS or indirectly through its subsidiaries.

Each of the subsidiary companies of the EADS group benefits from non-exclusive, non-transferable intellectual property licenses granted by EADS or other subsidiaries within the group. The conditions on use imposed by these licenses have been negotiated on a case by case basis and have been made with strict respect for the rights of third parties; in particular, the contractual rights governing the relations of EADS and its subsidiaries with their respective partners.

Merger Integration Project on Intellectual Property

A Merger Integration Project for unifying Intellectual Property rules and procedures within the EADS group was initiated at the beginning of 2001 and is still in process.

4.3 Exceptional Items and Litigation

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

EADS is not aware of any other exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on its financial position, its activities, its results or its group, except as stated below.

EADS (more specifically, DADC and Dornier GmbH) is and was a party to several disputes and arbitration proceedings with the Dornier family shareholders, minority shareholders of Dornier GmbH. These disputes were about the validity of various resolutions of shareholders' meetings of Dornier GmbH primarily concerning contributions of Dornier activities and assets. These contributions were the subjects of two arbitration proceedings, which were successfully completed recently with the decisions being made in favour of EADS/ Dornier GmbH. Also, the validity of some of these contributions was confirmed by the regional court of appeals in Stuttgart. However, other proceedings, in particular regarding the contribution of shares in Dornier Luftfahrt GmbH by Dornier to Fairchild Dornier Luftfahrt Beteiligungs GmbH, are still pending.

EADS and Dornier GmbH expect that the remaining proceedings will be decided in their favour, as was the case with the recent decisions.

4.4 Employees

At December 31, 2001, the EADS workforce amounted to 102,967 employees. The tables below set forth the number of EADS employees by business sector and by geographic region. Employees of companies accounted for by the proportionate method (such as ATR, MBDA and Astrium) are included in the tables on the same proportionate basis.

EADS Employees by Business Sector

	December 31, 2001	December 31, 2000	December 31, 1999
Airbus	45,543(*)	33,927	31,534
Military Transport Aircraft	3,573	3,548	3,201
Aeronautics	24,230	23,091	22,716
Defence and Civil Systems	17,650	17,485	20,085
Space	10,414	9,400	9,545
Headquarters and Research Center	1,557	1,428	1,550
Total EADS	102,967	88,879	88,631

(*) On the basis of a 100% consolidation.

EADS Employees by Geographic Region(**)

	December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage
France	41,550	40.4	40,123	45.1
Germany	38,445	37.3	36,065	40.6
Spain	7,893	7.7	7,454	8.4
UK	11,754	11.4	2,806	3.2
Italy	767	0.7	33	0.0
USA	2,175	2.1	2,106	2.4
Rest of World	383	0.4	292	0.3
Total EADS	102,967	100.0	88,879	100.0

(**) Due to changes in the definition of headcount, no geographical breakdown of employees as at December 31, 1999 is available.

4.5 Research and Development

Research and development programs within EADS are currently integrated to improve their effectiveness in the sectors of aeronautics, space, missile systems and telecommunications.

Research and development activities are conducted in line with the following principles:

— granting each business unit full product development responsibility in order to conform to specific markets and customers' needs, and allowing a large degree of autonomy in the establishment of research programs;

— co-ordinating research and technology activities among the different business units through a research and technology network ("R&T Network") which facilitates the circulation of information and research results within the EADS group; and

— sharing resources, competencies and research means through a common research center ("Corporate Research Center" or "CRC") operating on three sites (Suresnes, Ottobrunn, and Getafe).

Transverse projects are being implemented around the following two axes:

— Standardization of the R&T Network and extension to all group entities by spreading best existing practices and relying on the CRC and joint working teams from business units to optimize the use of potentialities in such fields as materials, composites, electronics, propulsion, energy, aerodynamics, flight control, image processing or information technology.

— Reallocation and integration of competencies and activities of existing laboratories.

See also 5.1 — Management's Discussion and Analysis of Financial Condition and Results of Operations — 2001 Audited Consolidated Financial Statements and 2000 Unaudited Pro Forma Consolidated Financial Statements.

4.6 Insurance

Insurance management is co-ordinated by an executive management team at EADS headquarters. The team is responsible for consolidating and improving the insurance management systems.

EADS follows a strict policy of obtaining external insurance coverage for all risks that can be insured at reasonable rates. Insurance policies cover the standard risks of industrial entities as well as exposures specific to the aerospace industry. Current insurance covers property, business interruption and civil liability, including risks related to environmental accidents. Specific insurance policies are in place covering risks arising from ownership, operation and production of aerospace products. These policies include coverage for third party liability relating to potential damage attributable to EADS products.

EADS' insurance coverage is reinforced by a vigorous insurance risk management policy. This includes strict operating procedures, product integrity programs in business units and advanced monitoring and protection systems implemented at each of EADS' sites, allowing comprehensive identification of risks and informed coverage decisions.

Indemnification and hold harmless provisions are in place (mainly in military and governmental contracts) and addressed by the various insurance policies of EADS.

4.7 Environmental

EADS is aware of its responsibilities in the field of environmental protection. A Corporate Policy for Health, Safety and Environment involving all industrial activities of the group has been defined with the following objectives:

— compliance with laws and regulations specific to each country where the Company operates;

— investment in research and development programs in order to improve achievements in these fields;

— compatibility of industrial processes with environmental requirements, by using the latest technologies in acceptable economic conditions.

4.8 Investment Considerations

Aircraft Market Cyclicality

In 2001 the combined revenues generated from EADS' Airbus and ATR segments represented more than two thirds of EADS' consolidated revenues. Historically, the commercial passenger aircraft market has shown cyclical trends due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product (GDP). The growth in EADS' commercial aircraft activities has consequently been correlated to growth in GDP. Other factors, however, play an important role such as the average age and technical obsolescence of the fleet relative to new aircraft, passenger load factors, airline pricing policies, deregulation and public perception of air travel safety and comfort. EADS expects that the market for passenger aircraft will continue to be cyclical and downturns in broad economic trends, such as those currently being experienced, may have a negative effect on its future results of operation and financial condition.

Dependence on Defense Spending

In 2001, 20% of EADS' consolidated revenues was derived from defense spending. In any single market, defense spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defense spending may be subject to significant fluctuations from year to year. As a result, adverse economic and political conditions or downturns in broad economic trends in EADS' defense markets may have a negative effect on EADS' future results of operations and financial condition.

Competition and Market Access

Most of EADS' businesses are subject to significant competition, in particular the commercial aircraft market, where, in the past, Airbus has been affected by downward price pressure resulting from such competition. EADS believes that the underlying cause of such price competition has been mitigated by the ongoing restructuring in the industry. Since 1998, EADS has witnessed a tightening of unit prices for new aircraft contracts and Boeing and Airbus have regularly announced increases in their respective catalog prices. No assurance can be given that the price competition of earlier years will not resume, particularly in the context of a prolonged downturn.

In addition, the contracts for many aerospace and defense products are awarded, implicitly or explicitly, on the basis of home country preference. Although the EADS combination provides a broader domestic market constituency, EADS may remain at a competitive disadvantage in certain countries, especially outside of Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defense industries means that political considerations will persist for many products for the foreseeable future.

Export Controls and Other Regulations

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the United Kingdom, France, Germany and Spain, where EADS carries out its principal military activities. There can be no assurance that the export controls to which EADS is subject will not become more restrictive, that new generations of EADS products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licenses for one or more clients. Reduced access to military export markets may have a material adverse effect on EADS' financial position and results of operations.

EADS is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labor practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Exposure to Emerging Markets

EADS sells a significant portion of its products in a number of emerging markets and has operations in certain emerging markets. The principal emerging markets that affect EADS' results of operation are in Asia and the Middle East. While such markets have historically experienced high growth overall, such growth has been highly erratic and often negative over given periods. As compared to EADS' U.S. and European markets, emerging markets are more likely to suffer from economic risks such as inflation, currency devaluation and restrictions on currency movements, which may affect the value in Euro of EADS' assets, liabilities and earnings in these markets. Other risks inherent in these markets include potential difficulties in the importation of raw materials and uncertainty stemming from local tax and employment laws.

Exposure to Foreign Currencies

The majority of EADS' consolidated revenues are earned in dollars and a significant portion of EADS' costs and expenses are denominated in Euro and in pounds sterling, which creates an exchange rate exposure. EADS has, therefore, implemented an exchange rate strategy in order to manage and minimize such exposure. In order to match the dollar receivables and other exposures, arising mainly from Airbus, EADS manages a long term hedging portfolio that is composed mostly of forwards and synthetic forwards. EADS' policy is to only cover cash flows with respect to firm orders within the limit of identified net exposures. No assurances may be given that EADS' exchange rate hedging strategy will protect it fully from significant changes in the rate of the dollar to the Euro and to the pound sterling, and that such changes will not affect its results of operation and financial condition.

EADS' consolidated revenues, costs, assets and liabilities denominated in currencies other than the Euro are translated into the Euro for the purposes of compiling its financial statements. In the past, changes in the value of the dollar relative to the currency of accounting of the companies making up EADS have affected these companies' financial condition, profitability, results of operations and cash flows, as reported in their financial statements. Further changes may have a material adverse effect on these items for EADS.

Under International Accounting Standards, hedges which are not designated as hedges of specific assets, liabilities or customer orders, are marked-to-market and any resulting unrealized gains or losses are recognized as financial income or expense. EADS retains only a small volume of such hedges. Until such hedges mature, the effect of mark-to-market accounting treatment on EADS' financial statements could be fluctuations in its financial income or expense.

Currency exchange rate fluctuations in those currencies other than the U.S. dollar in which EADS incurs its principal manufacturing expenses (mainly the Euro) may have the effect of distorting competition between EADS and competitors whose costs are incurred in other currencies. This is particularly true with respect to fluctuations relative to the U.S. dollar, as many of EADS' products and those of its competitors are priced in U.S. dollars. EADS' ability to compete with competitors may be eroded to the extent that any of EADS' principal currencies appreciates in value against the principal currencies of such competitors.

Availability of State Financing

In prior years, EADS and its principal competitors have benefited from state financing of product research and development. Although since the early 1990s the amount of state spending in EADS' markets has declined, EADS has recently witnessed commitments from certain governments in relation to the financing of the A380 program. No assurances can be given that such financing will continue to be made available in the future. In 1992, the European Union and the United States entered into an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers.

Technologically Advanced Products and Services

Most of the products developed and manufactured by EADS are technologically advanced and sometimes novel systems that must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products will be successfully developed or operated or that they will be developed or will perform as intended. Certain of EADS' contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer, if any, if its products fail to perform adequately. Performance penalties also may be imposed should EADS fail to meet delivery schedules or other measures of contract performance. EADS, like other organizations, has experienced occasional product failures and other problems, including with respect to certain of its launch vehicles and satellites and there can be no assurances that such problems will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of revenues and may also have a significant adverse effect on the competitive reputation of EADS' products.

Product Liability and Warranty Claims

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. While EADS believes that its insurance programs are adequate to protect it from such liabilities and that no material claims have been made against it, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

Increasing Industry Consolidation

The aircraft, defense and space industries are highly concentrated with a small number of large international competitors dominating these markets. These industries are currently experiencing substantial consolidation through mergers, joint ventures and alliances including the EADS combination. Industry consolidation reflects in part increasing competitive pressures and the contraction of certain markets. EADS expects this trend to continue in the near future, and intends to examine carefully any opportunity to participate in such mergers, joint ventures and alliances. EADS' ongoing strategy in this regard and the number and quality of the opportunities available to EADS will be influenced by the pace at which the aircraft, space and defense industries are reorganized.

Dependence on Joint Ventures and Minority Holdings

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. These arrangements include primarily: (i) one principal consortium: the Eurofighter consortium in which EADS has a 46% interest; (ii) four principal joint ventures: Airbus in which EADS holds a 80% interest, Astrium in which EADS holds an aggregate 68.2% interest, MBDA in which EADS holds an aggregate 37.5% interest and ATR in which EADS has a 50% interest; (iii) majority interests: (a) Dornier GmbH: DADC, which is 75% held by EADS, has a 75.9% interest in Dornier GmbH; (b) EDSN in which EADS holds a 59.1% interest; and (c) LFK in which EADS has a 81.3% interest; and (iv) minority interests: Dassault Aviation in which EADS holds a 45.9% interest; MNC in which EADS has a 45% interest; NNG in which EADS in conjunction with Dornier has a 42% interest; and Embraer in the common stock of which EADS has a 5.7% interest. The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organizational structure or realignment in the control of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests which differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder (notably Dassault Aviation and Embraer), EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

Integration and Rationalization Process

The EADS combination entails integration and rationalization of substantial and complex businesses which involve inherent uncertainties such as the effect of a new organization and the availability of management to oversee operations and manage human resources of the combined businesses as well as to develop and capitalize on potential synergies between these businesses. There can be no assurance that EADS will not encounter difficulties in integrating its operations or that EADS will be able to improve its margins and reduce its costs. The integration and rationalization process presents many challenges such as the development of EADS-wide internal controls, the renewal of collective bargaining agreements upon their expiration, the harmonizing of retirement plans and employee benefits and the mixing of corporate and national cultures. Any material delays or unexpected costs incurred in connection with such integration and rationalization could have a material adverse effect upon EADS' financial condition and results of operations.

Control of EADS — Controlling Shareholding

60.42% of the share capital of EADS is held equally by DaimlerChrysler and SOGEADE, who jointly control EADS, through a Dutch Contractual Partnership. Under the terms of an agreement, no major decision may be taken without the cooperation of both of these shareholders. In addition, the French State has been granted the right to block certain strategic decisions regarding the transfer of or the creation of a security interest over the assets related to the prime contractor status, design, development, or integration of ballistic missiles or EADS' majority interest in Cilas, Sodern, Nuclétudes and GIE Cosyde. In addition, SEPI has been granted the right to block any decisions relating to any major change to the CASA Industrial Plan and/or its implementation during a three year period following Completion. The goal of these and other similar provisions contained in the agreements governing the relationship between the principal shareholders is to establish a stable group of shareholders controlling EADS for a period of at least three years following Completion.

Research and Development

The business environment in many of EADS' principal operating business segments is characterized by extensive research and development costs requiring significant upfront investment. Business plans underlying such investment contemplate a long payback period before this investment is recouped. There can be no assurances that the market assumptions will be met and consequently the payback period or returns contemplated by such business plans achieved.

Environmental Regulations and Liabilities

Together with other companies in the principal industries in which it operates, EADS is subject to numerous European Union, national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. EADS undertakes considerable efforts to comply with these laws and regulations, and incurs capital and operating expenditures in connection therewith. EADS believes that its current operations are in substantial compliance with all applicable environmental regulations. Furthermore, EADS believes that it is currently capable of meeting the expected elevation of environmental standards imposed by current laws or regulations, including increasingly stringent environmental product quality standards which will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditures and operating costs resulting from future environmental regulations will not adversely affect EADS results of operations and financial condition.

CHAPTER 5 — NET ASSETS — FINANCIAL POSITION — RESULTS

5.1 Management's Discussion and Analysis of Financial Condition and Results of Operations — 2001 Audited Consolidated Financial Statements and 2000 Unaudited Pro Forma Consolidated Financial Statements

Introduction

The following discussion is based upon the audited consolidated financial statements of EADS for 2001 (the "2001 Financial Statements") and the unaudited pro forma consolidated financial statements of EADS for 2000 (the "2000 Pro Forma Financial Statements").

The 2001 Financial Statements were prepared in accordance with the accounting standards issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the Standing Interpretations Committee of the IASB. The 2000 Pro Forma Financial Statements were prepared on the basis of the following:

- the consolidated financial statements of EADS for 2000, prepared under IAS;
- the pro forma effects of the 2000 transactions combining Aerospatiale Matra, Dasa and CASA (hereinafter, the "EADS Merger"); and
- the pro forma financial statements of Dasa and the pro forma financial statements of CASA for the period in 2000 prior to the creation of EADS on July 10, as reconciled to IAS as adopted by EADS and net of the cash amounts distributed by Dasa and CASA to their respective shareholders prior to the creation of EADS.

The unaudited pro forma consolidated statement of income and statement of cash flows included herein for 2000 give effect to the EADS Merger as if it had occurred on January 1, 1999. The consolidated balance sheet as of December 31, 2000 gives effect to the EADS Merger as if it had occurred on July 1, 2000.

The unaudited pro forma consolidated financial information of EADS for 2000 included herein is provided for illustrative purposes only and does not purport to represent what the financial position, results of operations or cash flows of EADS would actually have been if the EADS Merger had occurred as of the dates indicated or to project the consolidated financial position, results of operations, or cash flows for any future date or period.

The 2000 Pro Forma Financial Statements refer to the scope of consolidation that resulted from the EADS Merger in 2000; as such, they do not reflect changes in consolidated entities or accounting methods that occurred in 2001. Consequently, the scope of consolidation referred to in the 2000 Pro Forma Financial Statements differs significantly from that referred to in the 2001 Financial Statements.

Accounting Considerations

Changes In Consolidated Entities and Minority Interests

Formation of Airbus S.A.S.: Airbus S.A.S., the newly formed company integrating all design, manufacturing and marketing activities of Airbus, was established in July 2001 following the acquisition by EADS of Airbus UK and of the 20% stake in Airbus GIE held by BAE SYSTEMS (the "Airbus Combination"). As consideration for this transaction and its subscription to a Euro 754 million capital increase, BAE SYSTEMS received 20% of the share capital of Airbus S.A.S. through a capital increase while EADS' interest was diluted to 80%. See "4.1.2 Airbus — Organization of Airbus — Integration of the Airbus Activities".

EADS has fully consolidated Airbus since January 1, 2001, in light of the effective control it has exercised, by agreement with BAE SYSTEMS, over the Airbus assets and operations since that date.

Formation of MBDA: On December 18, 2001, EADS, BAE SYSTEMS and Finmeccanica formed MBDA, which combines the businesses of MBD and of AMM, and the missile systems activities of AMS. EADS and BAE SYSTEMS each hold a 37.5% stake in MBDA, with Finmeccanica holding the remaining 25%. Pursuant to the shareholder agreements relating to the MBDA group, EADS and BAE SYSTEMS together exercise certain controlling rights over MBDA through MBDA Holdings, including the right of MBDA Holdings to appoint MBDA's CEO, COO-Operations and CFO. See "4.1.5 Defence and Civil Systems — Missile Systems — Introduction and Overview".

In 2001, the consolidated statement of income reflects a 50% consolidation of MBD and a full consolidation of AMM through to the formation of MBDA on December 18. From December 18, as shown in the 2001 consolidated balance sheet, EADS has been proportionally consolidating 50% of MBDA within the Defence and

Civil Systems division, in line with its ability to influence operations, with Finmeccanica's holding reflected as a 12.5% minority interest.

EDSN: Throughout 2001, EADS and Nortel Networks completed the reorganization of their military telecommunication operations within EDSN. Specifically (i) EADS and Nortel Networks contributed to EDSN the IP-capable switching activities of their joint venture MNC on May 1; (ii) EDSN purchased a 19.9% share of MNCD, which operates the distribution channel related to the IP-capable switching activities, on September 30; (iii) EADS contributed VEKN, a tactical communication networks business, to EDSN on November 30; and (iv) Nortel Networks sold Cogent Defence Systems to EDSN on December 1. As a result, Nortel Networks' minority interest decreased from 45% to 40.9%, while EADS fully consolidates EDSN within the Defence and Civil Systems division. See "4.1.5 Defence and Civil Systems — Telecommunications — Introduction and Overview".

MNC and NNG: Mirroring the repositioning of military telecommunication activities within EDSN, and the disengagement of EADS' significant influence in MNC and NNG in response to the decreasing strategic importance of the civil telecommunications businesses to EADS, EADS has been accounting for MNC and NNG (of which it still holds 45% and 42%, respectively) as non-consolidated investments since October 1, 2001. The two companies, whose share capital was held jointly with Nortel Networks, were consolidated under the equity method prior to such date.

Acquisition of Tesat Spacecom: In 2001, Astrium, which is 75% proportionately consolidated by EADS, acquired Tesat Spacecom GmbH & Co. KG, the satellite communications-payload business of Bosch. Astrium now fully consolidates Tesat Spacecom.

Dornier GmbH: Following the exercise by Dornier family members of a put option on Dornier GmbH shares, DADC, a fully consolidated subsidiary of EADS, increased its interest in Dornier GmbH from 58.4% to 75.9%. While EADS has fully consolidated Dornier GmbH in both of the periods under discussion, the minority interest decreased from 41.6% to 24.1%.

Dilution Gains

The 2001 transactions leading to the formation of Airbus S.A.S. and MBDA resulted in a dilution of EADS' economic ownership in Airbus, MBD and AMM. These transactions required an assessment of the contributed businesses, whose market value, estimated in the course of negotiations, exceeded the carrying value of their equity for EADS. Consequently, EADS recognized dilution gains of Euro 2,537 million for a 20% stake in Airbus, and of Euro 257 million, net of transaction related charges, for 12.5% of MBD and 62.5% of AMM. These dilution gains are reported in other income and are deemed exceptionals by EADS. See "— Results of Operations — Use of EBIT and Net Income Pre-Goodwill Amortization and Exceptionals".

Fair Value Adjustments

In the process of the Airbus Combination, the acquisition of Airbus UK was recorded using the purchase method of accounting. Accordingly, the book value of certain items, mostly property, plant and equipment and inventories, was adjusted by an aggregate Euro 319 million, net of taxes, to reflect their respective fair market values (the "Fair Value Adjustments") and a deferred tax liability of Euro 137 million was recorded. Depending on the nature of the asset, depreciation of Fair Value Adjustments is either recorded when the underlying assets are consumed or is scheduled over their useful life, and gives right to a related reduction of deferred tax liabilities.

The excess of the purchase price of Airbus UK (including the 20% share in Airbus GIE) over the fair value of its net assets was recorded as goodwill and amounted to Euro 4,024 million. Amortization of goodwill is scheduled over 20 years, and is mostly not tax deductible.

Impairment of Assets

When, in the view of Management, a triggering event such as a material market event or a significant change in forecasts or assumptions occurs, EADS performs an impairment test on the net assets of the business or businesses likely to be affected. Impairment tests are typically performed using the discounted cash flow method.

In 2001, EADS conducted impairment tests on the goodwill of businesses in the Airbus division, the Space division and the Defence and Civil Systems division. In the Defence and Civil Systems division, recognition of a restrictive government defense spending policy led EADS to impair the goodwill of MS&I, a company within the Defense Electronics business (Euro 240 million) and LFK (Euro 170 million). Reduced market prospects for CAD/CAM software services led EADS to impair the goodwill of Matra Datavision by Euro 170 million. In the

Space division, acknowledgement of the contraction in the commercial telecommunications market, coupled with long-term overcapacity in the satellite business requiring substantial cost reductions and streamlining, resulted in a Euro 210 million impairment to the Astrium goodwill. An impairment test on Airbus, triggered by the events of September 11 and subsequent developments, confirmed the value of the goodwill of Airbus.

Research and Development Expenses

EADS recognizes internally-financed research and development costs as an expense in the year incurred. When research and development expenses are financed in whole or in part by the customer, the externally-financed portion is recognized as revenues. While EADS' internally-financed research and development costs are reflected in the income statement under research and development, the costs of externally-financed research and development are reflected in the income statement under cost of sales.

The accounting treatment for research and development costs adopted by EADS does not conform to IAS, which the Company otherwise follows in the preparation of its consolidated financial statements. IAS requires that development costs be capitalized as an intangible asset in the period in which incurred if certain criteria for asset recognition are met. This departure from IAS makes EADS more directly comparable with U.S. companies in the same sector, and reflects a more conservative approach towards the accounting treatment of research and development costs than that required by IAS.

Reclassification to Goodwill of Refundable Launch Investment Assets

Prior to the EADS Merger, Dasa made cash payments to the Federal Republic of Germany to discharge all of Dasa's remaining obligations with respect to then outstanding balances of refundable launch investments and other advances received. A portion of such payments was capitalized and included in other receivables, and is being amortized in pace with deliveries of Airbus aircraft. In 2001, following a subsequent review of original valuation assumptions, a portion of the amount assigned to this asset was reclassified as goodwill. Other receivables were reduced by Euro 206 million, together with a Euro 79 million reduction in deferred tax liabilities, leading to a Euro 127 million increase in Airbus goodwill.

Currency Hedge Accounting

When hedges form a hedging relationship with customer orders to which they specifically relate, they qualify for hedge accounting and are referred to as "micro" hedges. Revenues from such customer orders are recorded in Euro at the hedged rate and the impact of the hedges is recognized in gross margin and operating income.

Hedges that do not relate to a specified customer order, referred to as "macro" hedges, do not qualify for hedge accounting treatment. Upon maturing, they are accounted for in financial income and their impact is not recognized in gross margin or operating income, even though they initially were intended to hedge cash flows from deliveries.

Revenues in currencies other than the Euro that are not hedged are translated into Euro at the spot exchange rate at the date the underlying sales occur.

All new contracted hedges qualify for hedge accounting treatment. Moreover, on January 1, 2001, most macro hedges then outstanding were tied to specified customer orders and thereby qualified for hedge accounting treatment. These hedges carry an implicit conversion rate corresponding to the relevant forward dollar-Euro exchange rate at December 31, 2000.

In compliance with IAS 39, from January 1, 2001, all hedges must be recognized on the balance sheet at fair market value. Their pre-tax value is included either in accruals for financial instruments, within other accruals, when negative, or other assets, when positive. At the end of each accounting period, the value of the portfolio of outstanding hedges is marked-to-market on the basis of the then prevailing forward exchange rate. With respect to macro hedges, changes in value from the previous accounting period are recorded in financial income. By contrast, changes in value of hedges that qualify for hedge accounting treatment are not recorded in financial income, but rather are recognized through an adjustment to other comprehensive income, a component of stockholders' equity. This adjustment is partly offset by an adjustment to corresponding deferred taxes.

Accruals for financial instruments increased from Euro 1.1 billion in 2000 to Euro 3.7 billion in 2001, with a related decrease in other comprehensive income and increase in deferred tax assets. The factors contributing to these changes are (i) the valuation of previously unrecorded micro hedges as a result of the first-time application of IAS 39; (ii) the strengthening of the dollar relative to the Euro and to the pound sterling; and (iii) new hedges entered into during the year, net of hedges which matured or terminated during the same period. In addition, pound sterling-dollar hedges from Airbus UK were added to the EADS hedge portfolio.

Micro hedges associated with customer orders that were cancelled from the firm backlog in 2001 were deemed terminated for accounting purposes. The sum of (i) changes in the fair value of these hedges since January 1, 2001 and (ii) a decrease of other comprehensive income corresponding to these hedges prior to January 1, 2001, was recorded in financial income and deferred tax income in the statement of income.

While such treatment is in strict compliance with IAS 39, it does not reflect the actual treasury operations with respect to such hedges, which are rolled over. See "Exchange Rate Management Policy — Roll-Overs". Hedges that are rolled over following a cancellation are then tied to customer orders scheduled to be delivered at a later date, and are recorded as new micro hedges with a hedged rate consistent with the relevant forward rate at such time.

As a result of IAS 39 and of the migration towards micro hedges, EADS expects that the significant variations in financial income that were experienced in prior years will be significantly reduced and that changes in net income will be more in line with variations in operating income than they have been in the past.

Exchange Rate Management Policy

EADS' revenues are primarily denominated in dollars. A strong dollar *vis a vis* the Euro and the pound sterling, therefore, has a positive effect on EADS' results, while a weakening of the dollar exchange rate with respect to these currencies has a negative impact.

While EADS' revenues are primarily denominated in dollars, a substantial portion of its costs is incurred in Euro, and to a lesser extent, in pounds sterling. Consequently, to the extent that EADS does not use financial instruments to hedge its exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by changes in the exchange rate of the dollar against these currencies. Consistent with EADS' policy of generating profits principally from its operations, EADS uses hedging strategies to manage and minimize the impact on these profits of a weakening of the dollar.

EADS currently manages a long-term hedging portfolio with maturities ranging up to 2008, mainly from the activities of Airbus. Cash flows with respect to firm orders are only hedged in proportion to actual net dollar exposure, primarily using currency forwards and option contracts. The option strategy implemented by EADS mainly utilizes synthetic forwards, which involve the purchase of a dollar put and the sale of a dollar call of the same notional amount and maturity.

Given that hedges over longer-term periods are more expensive to implement, EADS hedges less of that portion of its currency exposure that is more distant in time. Coverage ratios may be adjusted to take into account macroeconomic movements affecting exchange rates and interest rates, as applicable.

In 2001, hedges covering approximately $9.2 billion of EADS' dollar-denominated revenues matured. The table below sets forth the volume of hedges in place as of January 31, 2002.

	2002	2003	2004	2005	Thereafter	Total
	(in billions of U.S. dollars)					
Total Hedges	9.7	8.0	6.4	3.5	7.7	35.3
Dollar-Euro	8.2	6.6	5.2	3.0	6.4	29.4
Sterling-Dollar	1.5	1.4	1.2	0.5	1.3	5.9

Taking into account provisions that were created as a result of marking to market the portfolio of macro hedges outstanding prior to the implementation of IAS 39, the portion of revenues to which the above hedges presently apply will be accounted for at the following conversion rates: (i) 0.99 dollars and 1.50 pounds sterling per Euro for 2002; (ii) 0.97 dollars and 1.51 pounds sterling per Euro for 2003; (iii) 0.93 dollars and 1.52 pounds sterling per Euro for 2004; (iv) 0.92 dollars and 1.46 pounds sterling per Euro for 2005; and (v) 0.95 dollars and 1.45 pounds sterling per Euro on average thereafter. In 2001, the conversion rate at which dollar-denominated revenues were accounted for was 0.97 dollars per Euro.

Roll-Overs

Downward revisions for deliveries of commercial aircraft, related to the events of September 11, 2001 and subsequent developments, have resulted in a situation where hedges maturing in 2002 presently exceed expected deliveries by 9%. This mismatched hedge position is being rolled over, at no cost, to subsequent years. Roll-overs are not effected immediately upon cancellation or postponement of the underlying customer order, but rather upon maturity of the mismatched hedges. The ensuing hedges have maturities in line with the new expected delivery dates of the customer orders with which they form hedging relationships.

Interest Rate Management Policy

EADS manages cash and cash equivalents by investing them in short-term interest bearing deposit accounts or instruments. EADS favors liquidity over the higher returns it could receive through investments in longer maturity deposits or instruments. More than 85% of cash can be mobilized within three days at minimal cost. This policy permits the Company to effectively meet short-term variations of working capital requirements and is consistent with its focus on maintaining adaptability to challenges arising from the recent economic downturn.

Financial Liabilities

The following table sets forth the composition of EADS' financial liabilities, including the current portion of long-term debt, as of December 31, 2001:

	Principal Amount Outstanding
	(in millions of Euro)
Bonds	621
Liabilities to financial institutions	1,827
Liabilities to affiliated companies	108
Loans	1,754
Liabilities related to finance leases	1,746
Others	444
Total	6,500

The financial liabilities mature according to the following schedule (in millions of Euro):

2002	2003	2004	2005	2006	Thereafter
1,462	497	319	313	427	3,482

More than 70% of the Euro 6,500 million of financial liabilities are derived from EADS' sales financing activities and are tied to sales financing assets which are long term and have predictable payment schedules. Of these, a significant portion of financial assets representing non-cancelable customer commitments have terms closely matching those of the financial liabilities they back.

Management believes that the maturity profile of the financial liabilities is prudent and consistent with the structure of EADS' assets and cash flows.

Sales Financing Policy

EADS favors cash sales, and encourages independent financing by customers, in order to avoid retaining credit or asset risk in relation to delivered products.

However, in order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. A dedicated team closely monitors total EADS customer exposure and its evolution in terms of quality, volume and cash intensity. EADS aims to sell down exposure to outside parties whenever feasible.

In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

Sales financing transactions are generally collateralized by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment.

Recording of Sales Financing Transactions in the Financial Statements

On Balance Sheet

When, pursuant to a financing transaction, the risks and rewards of ownership of the financed aircraft reside with the customer, the transaction is characterized as either a loan or a financial lease. In such cases, revenues from the sale of the aircraft are recorded upon delivery, while financial interest is recorded over time as financial revenue. The unamortized principal is recorded on the balance sheet in financial assets.

By contrast, where the risks and rewards of ownership remain with Airbus or ATR, the transaction is characterized as an operating lease. This situation may arise when Airbus or ATR extend guarantees with regard to the future value of the aircraft or when a customer holds a right to return the aircraft on pre-agreed terms. In such cases, no sale is recorded upon delivery of the aircraft. Instead, rental income is recorded in revenue over the term of the lease. The leased aircraft is recorded at cost on the balance sheet as leased assets in property, plant and equipment.

A sale may include a residual value guarantee ("RVG"), whereby Airbus or ATR guaranty a portion of the value of an aircraft at a specified date after its delivery. If the present value of the RVG amount exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft receives operating lease treatment in the financial statements. Payments received from customers upon aircraft delivery are recognized in deferred income and amortized in a straight-line until the exercise date of the RVG.

Provisions pertaining to sales financing exposure, whether on-balance sheet or off-balance sheet, are recorded in other provisions, or as depreciation of related assets.

Contingent Commitments

Certain sales financing commitments, such as lease in/lease out structures and certain RVGs, are not reported on the balance sheet. Depending on the perceived level and nature of the risk, such exposure is reported, or not, as a contingent liability. See "Notes to the Audited Consolidated Financial Statements — Note 21: Commitments and Contingencies".

Under lease in/lease out structures, which Airbus and ATR applied in the past to take advantage of leasing-related tax benefits, the risks and rewards of ownership of the aircraft are typically borne by a third party, usually referred to as the head lessor. The head lessor leases the aircraft to Airbus or ATR, which in turn sub-leases it to the customer. To the extent possible, the terms of the head lease and sub-lease match payment streams and other financial conditions. Effectively, Airbus or ATR acts as a credit enhancer for the transaction, as if it were providing a rental guarantee to the head lessor on behalf of the sub-lessee. Such commitments by Airbus or ATR are reported as an off-balance sheet contingent liability.

By contrast, RVGs are not reported in contingent liabilities. If the present value of an RVG amount is below the 10% threshold, the transaction covered by the RVG is not recorded on the balance sheet. RVGs are not intended as a credit enhancement tool, and are generally not expected to be exercised at an additional cost to Airbus or ATR. Furthermore, to reduce exposure under RVGs and to minimize the likelihood of their call, Airbus and ATR extend them with prudent guaranteed asset values and restrictive exercise conditions, including limited exercise windows.

Exposure Arising from Sales Financing Activities

EADS groups the risks arising from its sales financing activities into two categories: (i) Financing Exposure, where the customer's credit — its ability to perform its obligations under a financing agreement — constitutes the risk; and (ii) Asset Value Exposure, where the risk relates to decreases in the future value of the financed aircraft. Exposure is reviewed on three levels — gross exposure, net exposure and residual net exposure.

Gross Exposure

Gross Financing Exposure is computed as the sum of (i) the present value of future payments expected from customers under operating leases — including lease in/lease out structures; (ii) the outstanding principal amount of finance leases or loans, which is equal to their book value; (iii) commitments with respect to tax liabilities, known as "stipulated loss values", in the case of early termination of tax enhanced leases; and (iv) the maximum commitment amounts under financial guarantees, such as deficiency guarantees. However, sales financing transactions that were sold down to third parties, which assume liability for future payments expected from customers, are excluded from gross Financing Exposure.

Gross Financing Exposure from operating leases, financial leases and loans differs from the value of related assets on EADS' balance sheet for the following reasons: (i) the asset is recorded in compliance with IAS, but relates to a transaction where there is limited recourse to Airbus or ATR; (ii) the value of the asset is written down or depreciated in the balance sheet; (iii) the amount of the financing transaction incorporates the profit margin in the aircraft price to the customer, whereas the asset is recorded at cost in the balance sheet; and (iv) exposure related to

RVGs recorded as operating leases in the balance sheet is categorized under Asset Value Exposure, not Financing Exposure.

Gross Asset Value Exposure is computed as the sum of the maximum committed amounts under RVGs and buy-back commitments.

Net Exposure

Net exposure is the difference between gross exposure and the estimated value of the collateral security.

Collateral value is assessed using a dynamic model based on the net present value of expected future rentals from the aircraft in the leasing market and potential cost of default. This valuation model yields results that are typically lower than residual value estimates by independent sources in order to allow for Management's assessment of distressed market conditions.

Residual Net Exposure

In line with its provisioning policy for sales financing risk, EADS creates provisions to fully cover its financing and asset value net exposure. Consequently, residual net exposure, which is equal to the difference between net exposure and the amount of recorded provisions, is nil.

Airbus Financing Exposure

Certain EADS and BAE SYSTEMS group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to the Airbus Combination. EADS' exposure to liabilities incurred by Airbus following the Airbus Combination is limited by its status as a shareholder in Airbus S.A.S., of which it owns 80%.

Airbus Financing Exposure as of December 31, 2001 is spread over approximately 140 aircraft, operated by approximately 40 airlines; the breakdown by aircraft type is well balanced between A300/310 (44%), A320 (24%) and A330/340 (23%). In addition, other assets, such as spare parts, also serve as collateral security.

Airbus has reduced gross Financing Exposure by 40% from its 1998 peak of U.S.$6 billion, to U.S.$3.5 billion (Euro 4.0 billion) as of December 31, 2001, while the Airbus fleet in service has increased 40% from 1,838 aircraft to 2,567 over the same period. Management believes the current level of gross Financing Exposure enhances Airbus' ability to assist its customers in the context of a tight aircraft financing market.

As of December 31, 2001, Airbus Financing Exposure is as follows:

	(in millions of Euro)
Total Exposure — unadjusted	4,020
Eliminations[1]	(515)
Airbus Financing Exposure	3,505
On balance sheet[2]	2,269
Off balance sheet[3]	1,236
Estimated collateral value	(1,988)
Net exposure before provision	1,517
Provision for customer financing	(1,517)
Residual net exposure	0.0

(1) Primarily includes commitments with respect to tax liabilities arising from the early termination of tax enhanced head leases within lease in/lease out transactions ("stipulated loss values"). The total exposure-unadjusted amount also includes commitments consistent with the continuation of such leases through maturity, in which case the stipulated loss values will not be realized.

(2) This amount differs from the book value of corresponding assets in EADS' balance sheet. The book value of financial assets (financial leases and loans) in EADS' balance sheet is Euro 1,746 million, before provisions of Euro 477 million. The net book value of aircraft under operating leases in EADS' balance sheet is Euro 1,279 million, before provisions of Euro 314 million. See "Notes to the Audited Consolidated Financial Statements — Note 10: Intangible Assets and Property, Plant and Equipment, net; and Note 11: Investments and Long-term Financial Assets".

(3) This amount reflects the present value of future payments. The cumulative nominal value of future payments corresponding to off-balance sheet exposure is Euro 1,853 million; a corresponding provision of Euro 726 million exists in EADS' balance sheet. See "Notes to the Audited Consolidated Financial Statements — Note 21: Commitments and Contingencies".

Airbus Asset Value Exposure

A significant portion of Airbus' asset value exposure arises from outstanding RVGs. Airbus' management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the RVG-related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding RVGs are distributed through 2015, resulting in low levels of exposure maturing in any single year. For instance, for each of the years 2002 to 2006, the average annual gross Asset Value Exposure from RVGs is approximately Euro 250 million. As of December 31, 2001, EADS records a Euro 559 million provision against this exposure, and residual net exposure is nil.

Because exercise windows for RVGs are at the earliest in the 8th year following aircraft delivery, RVGs issued in 2002 will generally not be exercisable prior to 2010, and, therefore, an increase in near-term exposure is not expected.

ATR Exposure Arising from Sales Financing Activities

EADS consolidates only 50% of ATR and shares the risk with its partner, Alenia. ATR customer exposure as of December 31, 2001 is distributed over more than 270 aircraft.

ATR has reduced gross exposure by approximately 20% from a peak of U.S.$1.8 billion in 1997 to under U.S.$1.5 billion as of December 31, 2001, despite a challenging market for turboprop aircraft.

As of December 31, 2001, ATR customer financing exposure is as follows:

	ATR 100%	ATR 50%
	(in millions of Euro)	
Financing gross exposure	1,656	828
Of which: On balance sheet[1]	1,308	654
Off balance sheet	348	174
Estimated collateral value	(1,420)	(710)
Net exposure before provision	236	118
Provision	(236)	(118)
Residual net exposure	0.0	0.0

(1) This amount differs from the book value of corresponding assets in EADS' balance sheet. The book value of financial assets (financial leases and loans) in EADS' balance sheet is Euro 211 million, before a provision of Euro 18 million, representing EADS' 50% consolidation of ATR. The net book value of aircraft under operating leases in EADS' balance sheet with respect to ATR is Euro 329 million, representing EADS' 50% consolidation of ATR. See "Notes to the Audited Consolidated Financial Statements — Note 10: Intangible Assets and Property, Plant and Equipment, net; and Note 11: Investments and Long-term Financial Assets".

Backstop Commitments

While commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented, (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR exposure to unacceptable credits, such commitments typically contain financial conditions which guaranteed parties must satisfy in order to benefit therefrom.

Restructuring and Other Costs

Total restructuring charges of Euro 221 million were recorded in 2001. This included new provisions and same year charges primarily related to (i) headcount reductions in the UK and early retirements in France at Airbus as part of adaptability measures following September 11 (Euro 96 million); (ii) headcount reductions and early retirements at CELERG, LFK, AMM and EADS Telecom and a site closure at the Services business unit in the Defence and Civil Systems division (Euro 34 million); and (iii) headcount reductions at EADS Launch Vehicles in the Space division (Euro 91 million).

The balance of provisions for restructuring as at December 31, 2001 was Euro 286 million.

Overview of Operations

EADS is Europe's premier aerospace and defense company and the second largest aerospace and defense company in the world, as measured by consolidated revenue. In terms of market share, EADS is either the largest or second-largest manufacturer of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles in the world. EADS is also a recognized supplier of military aircraft, satellites and electronics. As of December 31, 2001, EADS' active headcount was 102,967 employees.

EADS organizes its businesses into the following five operating divisions:

- ***Airbus:*** commercial jet aircraft of more than 100 seats;
- ***Military Transport Aircraft:*** military transport and mission aircraft;
- ***Aeronautics:*** civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services;
- ***Defence and Civil Systems:*** missile systems, defense electronics and military and commercial telecommunications solutions, and logistics, training, testing, engineering and other related services; and
- ***Space:*** satellites, orbital infrastructure and launch vehicles and launch services.

In general, these manufacturing businesses are characterized by long-term production cycles and are subject to medium-term and long-term trends in the civil aviation, aerospace, defense and telecommunications industries. Another significant characteristic of many of these businesses is the extent of their dependence on national budgets.

Results of Operations

Year-to-year comparisons of results of operations are based upon the 2001 audited consolidated financial statements and the 2000 unaudited pro forma consolidated financial statements. See "— Introduction".

The following table sets forth the consolidated income statement of EADS for the twelve-month periods indicated.

Statements of Income
for the Years Ended December 31, 2001 and 2000

	Year ended December 31,	
	2001	2000 (pro forma)
	(in millions of Euro)	
Revenues	30,798	24,208
Cost of sales	(25,235)	(20,072)
Gross margin	5,563	4,136
Selling, administrative and other expenses	(2,561)	(2,510)
Research and development expenses	(2,046)	(1,339)
Other income	3,024	342
Goodwill amortization and impairment losses	(1,466)	(429)
Income before financial income and income taxes	2,514	200
Financial income (expense), net	(513)	(1,315)
Income (loss) before income taxes	2,001	(1,115)
Income taxes	(646)	220
Minority interests	17	(14)
Net income (loss)	1,372	(909)

Use of EBIT and Net Income Pre-Goodwill Amortization and Exceptionals

EADS uses EBIT pre-goodwill amortization and exceptionals and net income pre-goodwill amortization and exceptionals as key indicators of its economic performance. The term "exceptionals" refers to income or expenses of a non-recurring nature, such as amortization expenses of fair value adjustments relating to the EADS Merger, the Airbus Combination and the formation of MBDA, and impairment losses. In addition, "exceptionals" associated with net income are net of corresponding tax effects, and include an exceptional allowance for deferred tax assets.

Set forth below is a table reconciling EADS' income before financial income and income taxes with EADS' EBIT pre-goodwill amortization and exceptionals.

	Year ended December 31,	
	2001	2000 (pro forma)
	(in millions of Euro)	
Income before financial income and income taxes	2,514	200
Dilution gain Airbus, MBDA	(2,794)	—
Goodwill amortization and impairment losses	1,466	429
Exceptional depreciation (fixed assets)	260	176
Exceptional depreciation (financial assets)	315	—
Exceptional depreciation (inventories)	275	483
Income from investments	(342)	111
EBIT pre-goodwill amortization and exceptionals	1,694	1,399

The following table sets forth the net income and earnings per share pre-goodwill amortization and exceptionals of EADS for the twelve-month periods indicated.

	2001	2000 (pro forma)
Net income attributable to shareholders pre-goodwill amortization and exceptionals	Euro 936 million	Euro (45) million
Basic earnings per share pre-goodwill amortization and exceptionals	Euro 1.16	Euro (0.06)

Prior to the change in consolidation method from equity to cost of MNC and NNG, the value of these investments in the accounts of EADS was reflected in aggregate goodwill of Euro 516 million. Impairment tests conducted for these businesses in light of the downturn in the telecommunications sector led to an exceptional aggregate depreciation of Euro 315 million for MNC and for NNG, which is less than the goodwill recorded for such businesses on the 2001 opening consolidated balance sheet. Consequently, for the purpose of computing exceptionals, such depreciation is being treated as a goodwill impairment and the aggregate loss of Euro 315 million related to MNC and NNG is being excluded from income from investments. Goodwill amortization as recorded on the statement of income does not include this Euro 315 million amount.

Consolidated Revenues and EBIT by Division — Segment Information

Set forth below is a breakdown of EADS' consolidated revenues by division for the past two years, as well as consolidated capital expenditures (which include leased assets), consolidated research and development expenditures and consolidated EBIT pre-goodwill amortization and exceptionals.

	Year ended December 31, 2001				Year ended December 31, 2000			
	Revenues	Capital Expenditures	R&D	EBIT PGE[1]	Revenues	Capital Expenditures (pro forma)	R&D	EBIT PGE[1]
	(in millions of Euro)							
Airbus	20,549	1,433	1,630	1,655	14,856	657	920	1,412
Military Transport Aircraft	547	63	53	1	316	55	59	(63)
Aeronautics	5,065	281	132	308	4,704	307	128	296
Space	2,439	99	60	(222)	2,535	145	61	67
Defence and Civil Systems	3,345	159	173	(79)	2,909	117	161	(110)
Subtotal	31,945	2,035	2,048	1,663	25,320	1,281	1,329	1,602
Eliminations and others[2]	(1,147)	161	(2)	31	(1,112)	70	10	(203)
EADS	30,798	2,196	2,046	1,694	24,208	1,351	1,339	1,399

(1) "EBIT PGE" refers to EBIT pre-goodwill amortization and exceptionals. Eliminations and others includes income from the Dassault Aviation investment.

(2) Includes, in particular, adjustments and eliminations for intercompany transactions and revenues from leases of office space.

Airbus

Consolidated revenues of the Airbus Division increased by 38.3% from Euro 14,856 million in 2000 to Euro 20,549 million in 2001, mainly due to the effects of the Airbus Combination, but also as a consequence of increases in aircraft deliveries from 311 aircraft in 2000 to 325 aircraft in 2001. As in 2000, most of the increase in deliveries occurred in the relatively lower-priced, single-aisle A319/A320/A321 aircraft family. Airbus delivered 257 units of this type of aircraft in 2001, compared with 241 in 2000. Revenues from 2000 to 2001 were only slightly affected by the strengthening of the dollar against the Euro. For a discussion of the impact of exchange rate variations on EADS' results of operations and EADS' hedging policy, see "— Accounting Considerations — Currency Hedging Accounting" and "— Exchange Rate Management Policy".

Consolidated capital expenditures increased by 118% from Euro 657 million in 2000 to Euro 1,433 million in 2001, primarily due to the Airbus Combination and investments for the A380 program.

Consolidated R&D expenses increased by 77.2% from Euro 920 million in 2000 to Euro 1,630 million in 2001, principally as a consequence of the ramp-up of the A380 development program and increased expenditures in connection with the continued development of the A340-500 and A340-600 programs.

Consolidated EBIT pre-goodwill amortization and exceptionals increased by 17.2% from Euro 1,412 million in 2000 to Euro 1,655 million in 2001. This increase was mainly a consequence of the Airbus Combination, as well as an increase in aircraft deliveries, productivity improvements and, to a lesser extent, the positive impact of the dollar-Euro exchange rate. Increased R&D expenses, additional provisions related to restructuring and aircraft sales financing exposure partially offset the increase.

Military Transport Aircraft

Consolidated revenues in the MTA Division increased by 73.1% from Euro 316 million in 2000 to Euro 547 million in 2001, due principally to increased sales under the C-295 contract with the Spanish Airforce and the CN-235 contract with Turkey.

Consolidated capital expenditures increased by 14.5% from Euro 55 million in 2000 to Euro 63 million in 2001.

Consolidated R&D expenses decreased by approximately 10.2% from Euro 59 million in 2000 to Euro 53 million in 2001.

Consolidated EBIT pre-goodwill amortization and exceptionals improved from a loss of Euro 63 million in 2000 to a gain of Euro 1 million in 2001, principally as a result of a more favorable product mix and increased deliveries.

Aeronautics

Consolidated revenues in the Aeronautics Division increased by 7.7% from Euro 4,704 million in 2000 to Euro 5,065 million in 2001, primarily due to an increase in revenues from Eurocopter and from other military aircraft programs, including the Eurofighter series production phase and, to a lesser extent, the maintenance business.

Consolidated capital expenditures decreased by 8.5% from Euro 307 million in 2000 to Euro 281 million in 2001.

Consolidated R&D expenses increased by 3.1% from Euro 128 million in 2000 to Euro 132 million in 2001.

Consolidated EBIT pre-goodwill amortization and exceptionals increased by 4.1% from Euro 296 million in 2000 to Euro 308 million in 2001, mainly due to increased deliveries of aircraft.

Defence and Civil Systems

Consolidated revenues in the Defence and Civil Systems Division increased by 15.0% from Euro 2,909 million in 2000 to Euro 3,345 million in 2001. The increase related primarily to the effects of an enlarged scope of consolidation in the telecommunications business.

Consolidated capital expenditures increased by 35.9% from Euro 117 million in 2000 to Euro 159 million in 2001, primarily due to the acquisition of facilities by MBD.

Consolidated R&D expenses increased by 7.5% from Euro 161 million in 2000 to Euro 173 million in 2001.

Consolidated EBIT pre-goodwill amortization and exceptionals improved from a loss of Euro 110 million in 2000 to a loss of Euro 79 million in 2001, mainly due to improved sales and margins, as well as the positive impact of previous restructuring on the Defense Electronics business. The improvement was offset in part by the impact from January through September 2001 of negative performance of the civil telecommunications joint ventures with Nortel.

Space

Consolidated revenues in the Space Division decreased by 3.8% from Euro 2,535 million in 2000 to Euro 2,439 million in 2001, primarily due to fewer deliveries of Ariane V and Ariane IV launchers during 2001.

Consolidated capital expenditures decreased by 31.7% from Euro 145 million in 2000 to Euro 99 million in 2001.

Consolidated R&D expenses remained stable, with Euro 61 million of expenses in 2000 and Euro 60 million in 2001.

Consolidated EBIT pre-goodwill amortization and exceptionals decreased from a gain of Euro 67 million in 2000 to a loss of Euro 222 million in 2001. The decrease is primarily attributable to write-downs of investments in Nahuelsat, Starsem, Arianespace and Spacehab following a critical reassessment of the value of certain investments. Reduced sales, continued restructuring costs and new provisions for restructuring associated with EADS Launch Vehicles contributed to the decrease.

RESULTS OF OPERATIONS OF EADS: 2001 COMPARED WITH 2000 (PRO FORMA)

Consolidated Revenues

Total consolidated revenues of EADS increased by 27.2% from Euro 24,208 million in 2000 to Euro 30,798 million in 2001. Of the 27% increase, approximately 17% was attributable to the effects of the Airbus Combination. The remainder of the increase was related to increased deliveries of commercial aircraft by Airbus, from 311 aircraft delivered in 2000 to 325 aircraft in 2001. All other divisions of EADS, excluding the Space Division, contributed to the increase of consolidated revenues in 2001.

An additional factor that had a significant positive effect on EADS' revenue stream in 2001, given the importance of EADS' dollar-denominated sales, was the strengthening of the dollar against the Euro over the course of 2001.

For a discussion of the impact of exchange rate variations on EADS' results of operations and EADS' hedging policy, see "— Exchange Rate Management Policy" and "— Accounting Considerations — Currency Hedging Accounting".

Consolidated Cost of Sales

Consolidated cost of sales for EADS increased 25.7% from Euro 20,072 million in 2000 to Euro 25,235 million in 2001. This increase was mainly attributable to the effects of the Airbus Combination. Costs associated with the increased deliveries of Airbus aircraft as well as charges associated with restructuring in the Defence and Civil Systems Division and the Space Division were also significant factors contributing to the increased consolidated cost of sales.

Consolidated Selling, Administrative and Other Expenses

Consolidated selling, administrative and other expenses for EADS increased 2.0% from Euro 2,510 million in 2000 to Euro 2,561 million in 2001. The increase was mainly attributable to the effects of the Airbus Combination, including higher administrative expenses related to the Airbus Combination. This increase was offset by lower expenses than in 2000, which had been impacted by a disposal loss and higher provisioning.

Consolidated Research and Development Expenses

EADS' consolidated research and development expenses increased 52.8% from Euro 1,339 million in 2000 to Euro 2,046 million in 2001, primarily due to the full consolidation of Airbus and the ramping up of the A380 program. Expenses associated with the A340-600 certification remained high, while non-Airbus related research and development expenses were relatively unchanged from 2000.

Consolidated Other Income

Consolidated other income represents principally gains on sales of investments and fixed assets and rental income. EADS had other income in 2000 of Euro 342 million, compared to Euro 3,024 million in 2001. This increase is mainly due to the non-recurring effect of the dilution gains relating to the Airbus Combination (Euro 2,537 million) and the MBDA transaction (Euro 257 million, net of MBD goodwill amortization). See "— Accounting Considerations — Changes in Consolidated Entities" and "— Accounting Considerations — Dilution Gains".

Amortization of Goodwill and Impairment Losses

Consolidated amortization of goodwill and impairment losses increased from Euro 429 million in 2000 to Euro 1,466 million in 2001, primarily as a result of (i) goodwill impairment losses in the Defence and Civil Systems Division (Euro 580 million) and the Space Division (Euro 210 million) and (ii) Airbus UK annual goodwill amortization (Euro 200 million). See "— Accounting Considerations — Impairment of Assets".

Consolidated Financial Income (Expense), Net

Consolidated financial income (expense), net includes principally investment income (including profits and losses of companies accounted for under the equity method and the write downs of non-consolidated investments), net interest expense and exchange rate gains and losses. Financial income (expense) of EADS improved from a net loss of Euro 1,315 million in 2000 to a net loss of Euro 513 million in 2001. Much of this variation was associated with negative investment income (Euro -342 million, including the Euro 315 million impairment of MNC and NNG) and, to a lesser extent, EADS' remaining macro hedge portfolio (Euro -234 million). In 2001, most outstanding macro hedges were tied to specific orders in the backlog to form valuation units and have been recorded as micro hedges as required by IAS 39. See "— Accounting Considerations — Currency Hedging Accounting".

Consolidated Income Taxes

In 2000, EADS reported a consolidated income tax benefit of Euro 220 million, compared to a tax expense of Euro 646 million in 2001, mainly related to the existence of positive taxable income in 2001, taking into account the non tax-deductible nature of goodwill amortization and the mostly tax-free nature of dilution gains.

Consolidated Net Income

As a result of the factors discussed above, EADS recorded consolidated net income of Euro 1,372 million in 2001, as compared to a pro forma consolidated net loss of Euro 909 million in 2000.

Cash Flow and Liquidity

The following table sets forth a summary of the consolidated statements of cash flows for the years ended December 31, 2001 and 2000.

	Year ended December 31,	
	2001	2000
		(pro forma)
	(in millions of Euro)	
Net cash flows provided by operating activities	2,656	3,159
Including changes in working capital	2	1,460
Net cash flows generated by (used in) investing activities[1]	(1,882)	(1,628)
Free cash flows	774	1,531
Net cash flows generated by (used in) financing activities	(677)	1,635
Including capital increase	21	1,540
Effect of foreign exchange rate changes on cash and cash equivalents	14	6
Net increase (decrease) in cash	111	3,172

(1) Excluding a Euro 390 million investment in medium-term securities in 2001.

Cash flows provided by operating activities of Euro 2,656 million were primarily generated from improved operating performance related to increased sales of aircraft at Airbus, while working capital contribution to cash was neutral due to additional inventory required by increased production volume, and lower customer advance receipts in relation to new Airbus orders.

Cash flows used in investing activities of Euro 1,882 million were principally due to continued high levels of capital expenditures on technical plant and equipment, and the acquisition of Cogent, Tesat Spacecom and a share in Dornier GmbH, partially offset by the sell-down of a portion of Airbus' sales financing assets.

Cash flows used in financing activities of Euro 677 million were principally related to dividend payments of Euro 404 million.

Capital Expenditures

Capital expenditures incurred in 2001 were funded by net cash flows from operations and from the year's opening cash position. These capital expenditures related principally to various aircraft development programs.

Overall, capital expenditures increased from Euro 1,351 million in 2000 to Euro 2,196 million in 2001. At Airbus, capital expenditures increased from Euro 657 million in 2000 to Euro 1,433 million in 2001, reflecting the effects of the Airbus Combination, an increase in leased aircraft and initial investments related to the A380 program. Capital expenditures for the rest of EADS, including headquarters, remained relatively unchanged from 2000.

For the period 2002 to 2004, it is estimated that most of the increase in EADS' capital expenditure will occur in connection with Airbus activities, such as the establishment and expansion of production facilities for Airbus aircraft. In particular, the development program for the A380 ultra-large aircraft will require substantial capital expenditures. See "Information on EADS Activities — Airbus — Products and Services". EADS expects to make additional capital expenditures in connection with the sales financing of commercial aircraft through operating leases in response to increased demand for such financing by its customers.

Capital Resources and Other Financing

Cash from Operations

EADS generally finances its manufacturing activities and product development programs, and in particular the development of new commercial aircraft, through a combination of funds generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and reimbursable launch investments. In addition, EADS' military activities benefit from government-financed research and development contracts.

Cash Pooling and Cash Management

In 2001, one of the important accomplishments of the EADS integration process was the implementation of a cash pooling system, which permits Management to assess reliably and instantaneously the cash position of each subsidiary within the group. This system enables Management to allocate cash optimally within the group depending upon shifting short-term needs. A cash management procedure is currently being rolled out on a trial basis within EADS. The procedure is designed to provide Management with a monthly updated perspective on cash generation and cash consumption for each subsidiary over the following twelve-month period.

In response to the events of September 11, 2001, and subsequent developments, Management assigned each subsidiary specific goals to aggressively preserve cash in their operations.

Funding

In July 2000, EADS completed a capital increase the proceeds of which have contributed significantly to the Company's net cash position. EADS continues to benefit from a strong cash position and has no current plans to increase borrowing or to issue new capital in the financial markets. However, it is actively exploring several means of ensuring access to additional sources of financing. Contemplated financing mechanisms include a syndicated back-up facility, a commercial paper program and/or a medium-term note program. Management believes that the establishment of such financing schemes will enhance its presence and standing in segments of the capital markets where EADS is not yet active.

Credit Ratings

EADS currently is rated A3 with a stable outlook by Moody's, and A/negative/A-1 by Standard and Poor's.

2001 AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND 2000 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

EADS N.V.

2001 Audited Consolidated Income Statement and 2000 Unaudited Pro Forma Consolidated Income Statement

	2001	2000 (pro forma unaudited)
	(in millions of €)	
Revenues	30,798	24,208
Cost of sales	(25,235)	(20,072)
Gross margin	5,563	4,136
Selling, administrative and other expenses	(2,561)	(2,510)
Research and development expenses	(2,046)	(1,339)
Other income	3,024	342
Amortization of goodwill and related impairment losses	(1,466)	(429)
Income before financial result, income taxes and minority interests	2,514	200
Financial result, net	(513)	(1,315)
Profit (loss) before income taxes and minority interests	2,001	(1,115)
Income taxes	(646)	220
Minority interests	17	(14)
Net income	1,372	(909)

EADS N.V.

Consolidated Balance Sheets at December 31, 2001 and 2000

	2001	2000
	(in millions of €)	
Assets		
Intangible assets	10,588	8,165
Property, plant and equipment	10,050	8,120
Investments and long-term financial assets	4,726	4,609
Fixed assets	25,364	20,894
Inventories	2,469	2,081
Trade receivables	5,183	4,118
Other receivables and other assets	2,633	2,624
Securities	5,341	4,682
Cash and cash equivalents	2,692	3,240
Non-fixed assets	18,318	16,745
Deferred taxes	4,288	3,151
Prepaid expenses	745	654
Total assets	48,715	41,444
Liabilities and stockholders' equity		
Capital stock	809	807
Reserves	10,346	9,359
Accumulated other comprehensive income	(1,278)	84
Stockholders' equity	9,877	10,250
Minority interests	559	221
Provisions	11,918	8,684
Financial liabilities	6,500	5,779
Trade liabilities	5,466	4,268
Other liabilities	10,631	8,200
Liabilities	22,597	18,247
Deferred taxes	806	1,128
Deferred income	2,958	2,914
Total liabilities and equity	48,715	41,444

EADS N.V.

2001 Audited Consolidated Statement of Cash Flows and 2000 Unaudited Pro Forma Consolidated Statement of Cash Flows

	2001	2000 (pro forma unaudited)
	(in millions of €)	
Net income (loss)	1,372	(909)
Income applicable to minority interests	(17)	14
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization of fixed assets	3,560	1,540
Valuation adjustments	493	483
Dilution gain Airbus/MBDA	(2,817)	0
Change in deferred taxes	109	(611)
Results of fixed assets/businesses	(71)	30
Change in accrued liabilities	47	1,259
Result of companies accounted for by the equity method	(22)	(107)
Change in other operating assets and liabilities:	2	1,460
— Inventories, net	(655)	(1,201)
— Trade receivables	(894)	252
— Trade liabilities	766	479
— Other assets and liabilities	785	1,930
Cash provided by operating activities	2,656	3,159
Investments:		
— Purchases of fixed assets and increase in equipment of leased assets	(2,196)	(1,351)
— Payments for investments in financial assets and acquisitions of subsidiaries	(1,096)	(600)
— Proceeds from disposal of fixed assets and decrease in equipment of leased assets	402	292
— Proceeds from disposals of financial assets and subsidiaries	850	187
— Change in finance lease receivables	138	(118)
Acquisitions of securities	(390)	0
Cash from changes in consolidation	20	(38)
Cash used for investing activities	(2,272)	(1,628)
Change in financial liabilities	(465)	83
Cash contribution minority	253	0
Dividends paid	(404)	(31)
Repayments to minorities	(52)	0
Capital increase	21	1,540
Others	(30)	43
Cash used for (provided by) financing activities	(677)	1,635
Effect of foreign exchange rate changes on cash and cash equivalents	14	6
Net increase (decrease) in cash and cash equivalents	(279)	3,172
Cash and cash equivalents		
Cash at beginning of period	7,760	4,750
Cash at end of period	7,481	7,760
additional securities medium-term	552	162
Cash and securities as stated in Balance Sheet	8,033	7,922

5.2 Financial Statements

5.2.1 Consolidated Financial Statements

EADS N.V.

Consolidated Income Statements for the years 2001, 2000 and 1999

	Note	2001	2000	1999
		(in millions of €)		
Revenues	5,23	30,798	19,427	12,236
Cost of sales	6	(25,235)	(16,004)	(9,624)
Gross margin		5,563	3,423	2,612
Selling, administrative and other expenses	6	(2,561)	(2,144)	(1,358)
Research and development expenses		(2,046)	(1,077)	(689)
Other income	7	3,024	251	312
Amortization of goodwill and related impairment losses	10	(1,466)	(277)	(127)
Income before financial result income taxes and minority interests		2,514	176	750
Financial result, net	8	(513)	(1,320)	(1,724)
Profit (loss) before income taxes and minority interests		2,001	(1,144)	(974)
Income taxes	9	(646)	264	352
Minority interests		17	(23)	(22)
Net income (loss)		1,372	(903)	(644)
Earnings per share		€	€	
Basic and diluted	27	1.70	(2.34)	n/a
Dividends per share (2001: proposal)	16	0.50	0.50	n/a

The accompanying notes are an integral part of these Consolidated Financial Statements.

EADS N.V.

Consolidated Balance Sheets
at December 31, 2001 and 2000

	Note	2001	2000
		(in millions of €)	
Assets			
Intangible assets	10	10,588	8,165
Property, plant and equipment	10	10,050	8,120
Investments and long-term financial assets	11	4,726	4,609
Fixed assets		25,364	20,894
Inventories	12	2,469	2,081
Trade receivables	13	5,183	4,118
Other receivables and other assets	14	2,633	2,624
Securities	15	5,341	4,682
Cash and cash equivalents		2,692	3,240
Non-fixed assets		18,318	16,745
Deferred taxes	9	4,288	3,151
Prepaid expenses		745	654
Total assets		48,715	41,444
Liabilities and stockholders' equity			
Capital stock		809	807
Reserves		10,346	9,359
Accumulated other comprehensive income		(1,278)	84
Stockholders' equity	16	9,877	10,250
Minority interests		559	221
Provisions	17	11,918	8,684
Financial liabilities	18	6,500	5,779
Trade liabilities	19	5,466	4,268
Other liabilities	19	10,631	8,200
Liabilities		22,597	18,247
Deferred taxes	9	806	1,128
Deferred income		2,958	2,914
Total liabilities and equity		48,715	41,444

The accompanying notes are an integral part of these Consolidated Financial Statements.

EADS N.V.

Consolidated Statements of Cash Flows for the years 2001, 2000 and 1999 — Page 1

	2001	2000	1999
	(in millions of €)		
Net income (loss)	1,372	(903)	(644)
Income applicable to minority interests	(17)	23	22
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization of fixed assets	3,560	1,121	523
Valuation adjustments	493	483	0
Dilution gain Airbus/MBDA	(2,817)	0	0
Change in deferred taxes	109	(694)	(423)
Results of fixed assets/businesses	(71)	48	(267)
Change in accrued liabilities	47	1,019	(316)
Result of companies accounted for by the equity method	(22)	(110)	(56)
Change in other operating assets and liabilities:	2	1,594	1,309
— Inventories, net	(655)	(574)	(*)
— Trade receivables	(894)	53	(*)
— Trade liabilities	766	661	(*)
— Other assets and liabilities	785	1,454	(*)
Cash provided by operating activities	2,656	2,581	780
Investments:			
— Purchases of fixed assets and increase in equipment of leased assets	(2,196)	(879)	1,092
— Payments for investments in financial assets and acquisitions of subsidiaries	(1,096)	(549)	
— Proceeds from disposal of fixed assets and decrease in equipment of leased assets	402	233	
— Proceeds from disposals of financial assets and subsidiaries	850	254	833
— Change in finance lease receivables	138	(118)	
Acquisitions of securities	(390)	0	
Cash from changes in consolidation	20	2,671	35
Cash used for investing activities	(2,272)	1,612	(224)
Change in financial liabilities	(465)	(103)	329
Cash contribution minority	253	0	
Dividends paid	(404)	(31)	
Repayments to minorities	(52)	0	(17)
Capital increase	21	1,540	
Others	(30)	(16)	
Cash used for (provided by) financing activities	(677)	1,390	312
Effect of foreign exchange rate changes on cash and cash equivalents	14	6	(27)
Net increase (decrease) in cash and cash equivalents	(279)	5,589	841
Cash and cash equivalents			
Cash at beginning of period	7,760	2,333	1,492
Cash at end of period	7,481	7,760	2,333
additional securities medium-term	552	162	1,574
Cash and securities as stated in Balance Sheet	8,033	7,922	759

(*) 1999 information is aggregated on the line "Change in other operating assets and liabilities".

EADS N.V.

Consolidated Statements of Cash Flows
for the years 2001, 2000 and 1999 — Page 2

Included in cash and cash equivalents are M € 386 representing the amount Airbus has invested at BAES.

Additionally, included is M € 414, which represents EADS's share of MBDA cash and cash equivalents invested at BAES.

The following represents supplemental information with respect to cash flows:

	2001	2000	1999
		(in millions of €)	
Interest paid	(335)	(239)	(121)
Income taxes paid	(520)	(206)	(4)
Dividends paid	(404)	(31)	0

Interest received for 2001 amounts to M € 506, dividends received amount to M € 36.

Details on acquisitions and disposals of subsidiaries and business units:

	2001
	(in millions of €)
Total purchase (disposal) price, aggregated	415
thereof discharged by cash and cash equivalents	415
Cash and cash equivalents of subsidiaries acquired or disposed of	13

EADS N.V.

Consolidated Statements of Changes in Shareholders' Equity for the years 2001, 2000 and 1999

	Note	Capital stock	Reserves	Accumulated other comprehensive income	Total
			(in millions of €)		
Balance at January 1, 1999		703	(1,131)	82	(346)
Distribution of the Thomson-CSF shares			(203)		(203)
Dassault Aviation shares contribution by French State (fair value)		141	842		983
MHT shares contribution by Lagardère SCA (fair value)		387	2,128		2,515
Net loss			(644)		(644)
Other comprehensive income				5	5
Balance at December 31, 1999		1,231	992	87	2,310
Balance at January 1, 2000		1,231	992	87	2,310
EADS N.V. (fifty thousand €)					
Contribution of ASM to EADS N.V. (book value)		(827)	827		0
Contribution of Dasa to EADS N.V. (fair value)		266	5,969		6,235
Contribution of CASA to EADS N.V. (fair value)		45	1,002		1,047
Capital increase		80	1,366		1,446
Capital increase ESOP (incl. discount)		12	193		205
IPO-Costs			(56)		(56)
Net loss			(903)		(903)
Dividend			(31)		(31)
Other comprehensive income				(3)	(3)
Balance at December 31, 2000		807	9,359	84	10,250
First application of IAS 39	22			(337)	(337)
Balance at January 1, 2001, adjusted		807	9,359	(253)	9,913
Capital increase ESOP	24	2	19		21
Net profit	23		1,372		1,372
Dividend	16		(404)		(404)
Other comprehensive income				(1,025)	(1,025)
thereof changes in fair values of securities	22			(10)	
thereof changes in fair values of hedging instruments	22			(878)	
thereof currency translation adjustment				(137)	
Balance at December 31, 2001		809	10,346	(1,278)	9,877

The accompanying notes are an integral part of these Consolidated Financial Statements.

EADS N.V.

Notes to Consolidated Financial Statements — audited

BASIS OF PRESENTATION

1. The company

The European Aeronautic Defence and Space Company EADS N.V. ("EADS" or the "Group"), a Dutch public company legally seated in Amsterdam, is one of the leading manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites and defence electronics. The Group is the result of the merger of the operations of Aerospatiale Matra S.A. ("ASM"), the aerospace and defence activities of DaimlerChrysler AG ("Dasa") and Construcciones Aeronauticas S.A. ("Casa") in July 2000.

For accounting purposes, the combination of ASM, Dasa and Casa was treated as a business combination using the purchase method of accounting with ASM as the acquirer. Adjustments have been made to allocate the excess of the fair values of Dasa and Casa over their historical costs amounting to M € 5,860 and M € 1,095, respectively, to specifically identifiable assets acquired and liabilities assumed. Goodwill resulting from the acquisitions is amortized over 20 years, the expected period of benefit.

The consolidated financial statements of the Group have been prepared in accordance with the accounting standards issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the Standing Interpretations Committee of the IASB, except that the Group expenses all development costs as incurred (see note 2). The financial statements were authorised for issue by the Group's Board of Directors on March 15, 2002.

As EADS applied IAS for the first time in the business year 2000, certain simplifications as allowed under SIC-8 relating to the year 1999 disclosures about cash flow, leasing and the development of fixed assets had been made use of. The following International Accounting Standards ("IAS") have been adopted in the 1999 consolidated financial statements before their effective dates:

- IAS 16 (revised 1998) Property, Plant and Equipment
- IAS 22 (revised 1998) Business Combinations
- IAS 28 (revised 1998) Accounting for Investments in Associates
- IAS 31 (revised 1998) Financial Reporting of Interests in Joint Ventures
- IAS 36 Impairment of Assets
- IAS 37 Provisions, Contingent Liabilities and Contingent Assets
- IAS 38 Intangible Assets

Prior to the business combination which resulted in the formation of EADS, the consolidated financial statements of ASM were prepared in accordance with French generally accepted accounting principles ("French GAAP"). In connection with the business combination, the consolidated financial statements of ASM for 1999 and for the period in 2000 prior to the business combination were restated from French GAAP into IAS.

2. Summary of significant accounting policies

Consolidation — The consolidated financial statements include all of the material subsidiaries under the control of EADS. Significant investments in which EADS has a 20% to 50% ownership ("associated companies") are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation (see Note 3). Other investments are classified as available-for-sale financial instruments and are accounted for at fair value.

For business combinations accounted for under the purchase accounting method, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

The effects of intercompany transactions are eliminated.

Foreign Currencies

Foreign currency transactions — Transactions in foreign currencies are translated into Euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the foreign exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction.

Financial statements of foreign operations — The assets and liabilities of foreign entities, where the local currency is other than Euro, are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of shareholders' equity ("Accumulated other comprehensive income").

Revenue Recognition — Revenues are recognized upon the transfer of risk or the rendering of a service. For construction contracts, revenues are recognized according to the percentage-of-completion method as contractually agreed-upon milestones are reached or the work progresses. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed for possible losses at each reporting period and provisions for estimated losses on contracts are recorded when identified.

Incentives applicable to performance on contracts are considered in estimated profit rates and are recorded when anticipated contract performance is probable and can be reliably measured. Contract penalties are charged to expense in the period it becomes probable that the Group will be subject to the penalties.

Sales of aircraft that include value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.

Revenues attributable to customer financing relate principally to the financing of commercial aircraft. Such revenues include sales-type leases and finance income.

Product-Related Expenses — Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for warranties are made at the time the related sale is recorded.

Research and Development Expenses — Research and development funded by the Group is expensed as incurred. Financed research and development contracts are recorded as revenues.

Income Taxes — Deferred tax assets and liabilities reflect lower or higher future tax impacts that result for certain assets and liabilities from temporary valuation differences between their carrying amounts and the tax bases as well as from net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As deferred tax assets anticipate potential future tax benefits, they are recorded in the consolidated financial statements of EADS only when the likelihood that the tax benefits will be realized is probable.

Intangible Assets — Purchased intangible assets, other than goodwill, are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 10 years) on a straight line basis. Goodwill arising from purchase accounting is amortized over 5 to 20 years.

Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized principally using the straight-line method. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The cost of specialized tooling for commercial production is capitalized and amortized over five years using the straight-line method. If the group is liable for future restoration of leased sites, it accrues for the amount not provided for by insurances.

Investment Property — The group accounts for investment property using the cost model. Investment property is recorded on balance sheet at book value, that is, at cost less any accumulated depreciation and any accumulated impairment losses.

Impairment of Long-lived Assets — The Group reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Lease — The Group is a lessee of property, plant and equipment. All leases that meet specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Non-fixed Assets — Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

Inventories — Inventories are valued at the lower of acquisition or manufacturing cost or net realizable value. Manufacturing costs comprise direct material and labour and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalized.

Securities — Securities are accounted for at fair values, if readily determinable. Unrealized gains and losses on these investments are included within a separate component of stockholders' equity ("Accumulated other comprehensive income"), net of applicable deferred income taxes. All other securities are recorded at cost.

Cash and cash equivalents — Cash and cash equivalents consists of cash on hand, cash in bank, checks, and fixed deposits having a short-term maturity.

Financial Instruments — EADS uses derivative financial instruments for hedging purposes. Financial instruments used in micro-hedging strategies to offset the Group's exposure to identifiable and committed transactions are accounted for together with the underlying business transactions ("hedge accounting"). The Group's criteria for classifying a derivative instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge. Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at fair value. The resulting gains and losses on forward contracts and options hedging cash flows mainly based on the firm orderbook are included within a separate component of stockholders' equity ("accumulated other comprehensive income"), net of applicable income taxes and are subsequently recognized in the income statement as a component of the related transactions, when realized (the "deferral method").

The fair values of the derivative instruments as well as the methods used by EADS to determine the fair values are disclosed in Note 22.

When a hedging instrument expires or is terminated, any cumulative gain or loss existing in accumulated other comprehensive income at that time remains in accumulated other comprehensive income and is recognized when the related committed transaction is ultimately recognized in the income statement. If the committed transaction is no longer expected to occur, the cumulative gain or loss that was reported in accumulated other comprehensive income is immediately accounted for as financial result.

Financial instruments that have been previously used by EADS in macro-hedging strategies and do not qualify for hedge accounting are accordingly classified as held-for-trading and carried at fair value, with changes in fair value included in other financial result.

In March 1999, the International Accounting Standards Committee issued International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". This Standard was effective for fiscal years beginning on or after January 1, 2001. Following the introduction of IAS 39, all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity as at January 1, 2001 has been adjusted. Prior year comparative figures have not been restated. Under the new standard, the Group applies hedge accounting for certain foreign currency derivative contracts on qualifying cash flow hedges of future sales as well as for certain interest rate swaps used as cash flow and fair value hedges of future interest payments. The financial effects of adopting IAS 39 are disclosed in Note 22.

Up to December 31, 2000, certain of the Group's hedging instruments have been accounted for as macro hedges. In order to achieve the same treatment as for the existing micro hedges, EADS was able to document for most of these instruments that from the date of designation, a hedging relationship existed between each position being hedged and each hedging financial instrument. The provision established for the mark to market valuation of those macro hedges as of December 31, 2000, will evolve until the contractual term of these financial instruments.

Refundable Advances

Refundable advances from European governments are recorded as "**Other Liabilities**".

Accrued Liabilities

Provisions for losses on completion of contracts — Provisions for losses on completion of contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work, which has already been completed, and as provisions for risks for the remainder.

Losses are determined on the basis of estimated results on completion of contracts and regularly updated.

Provisions for financial guarantees corresponding to aircraft sales — Sales contracts for aircraft may stipulate financial guarantees for lease payments, for the residual values of aircraft, for the repayment of the balance of outstanding borrowings and for the financing of the sales of certain aircraft on behalf of the Group. Guarantees may be sole, joint (e.g., with engine manufacturers) or restricted to a ceiling defined in the contract. Provisions are recorded to reflect the underlying risk to the group in respect of guarantees given.

Retirement indemnities — When Group employees retire, they receive indemnities as stipulated in retirement or collective agreements, in accordance with regulations and practices of the countries (principally Germany and France) in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are principally paid on the basis of salaries and seniority. Certain pension plans are based on salary earned in the last year or on an average of the last three years of employment while others are fixed plans depending on ranking (both salary level and position).

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The resulting obligation is recorded in the balance sheet as a provision. Actuarial gains and losses are deferred and recorded over the remaining average service life of employees.

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Scope of consolidation

Perimeter of consolidation (December 31, 2001) — The consolidated financial statements include, in addition to EADS N.V.:

- 206 companies which are fully consolidated,
- 33 companies which are proportionately consolidated,
- 17 companies, which are investments in associates and are accounted for using the equity method.

The significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

4. Major events

CREATION OF EADS

EADS was created as of July 10, 2000. For accounting purposes, the combination of ASM, Dasa, and Casa was treated as a business combination using the purchase method of accounting. As a result, the balance sheets of Dasa and Casa were revalued to reflect fair market value of acquired assets and liabilities, while the balance sheet of ASM was included in the EADS at historical cost.

FIRST APPLICATION OF IAS 39

As of January 1, 2001, EADS applied IAS 39 "Financial Instruments: Recognition and Measurement". For the vast majority of derivative financial instruments used to hedge mainly firm commitments, EADS fulfils the qualifying criteria for hedge accounting. As a result, provisions have increased from € 1.9 billion to € 3.7 billion as at December 31, 2001. The net effect is shown as a decrease in consolidated equity, within a separate component of stockholders' equity ("accumulated other comprehensive income"), net of applicable deferred income taxes.

AIRBUS UK TRANSACTION

As of 1 January 2001, the date when EADS gained economic control, the new integrated Airbus company (Airbus SAS) has been consolidated 100% within EADS. Legal closing of the transaction was July 11, 2001. The new Airbus company is now held 80% by EADS and 20% by BAE Systems ("BAES").

The main accounting impacts of this transaction are as follows:

- Airbus UK as well as its 20% participation in Airbus GIE have been transferred to EADS. In exchange for the contribution of Airbus UK to Airbus SAS at fair value, BAES received 20% of Airbus SAS's shares.
- The key financial impacts of this transaction include the recognition of a goodwill of about € 4 billion, fair value adjustments of approximately € 0.5 billion, and a dilution gain of about € 2.5 billion.

CREATION OF MBDA

On December 18, 2001, EADS, BAES and Finmeccanica signed the agreement establishing MBDA as a legal operating entity. MBDA is jointly owned with 37.5% by EADS and BAES, respectively and 25.0% by Finmeccanica.

The main accounting impacts are as follows:

- EADS has transferred its shares in Aerospatiale Matra Missiles and Matra BAE Dynamics to MBDA in exchange for 37.5% of Alenia Marconi Systems; the purchase accounting method was applied. The transaction resulted in a dilution gain amounting to € 0.3 billion.
- To better reflect the substance of the MBDA transaction, EADS consolidates proportionately 50% of MBDA with a disclosure of 12.5% minority interest instead of a proportionate consolidation of its economic interest of 37.5%. This method has been chosen because EADS together with BAES jointly controls the operations of MBDA.

TESAT — SPACECOM

On November 30, 2001, Astrium Group, which is consolidated proportionally at 75% within EADS and as part of Space Division, acquired Tesat-Spacecom GmbH & Co. KG, Germany, (formerly Bosch-Satcom GmbH), the Space/Communications and related businesses of Robert Bosch Group. The acquisition was accounted for under the purchase method. The initial goodwill was valued at € 0.1 billion and will be depreciated over a period of 20 years. Astrium anticipates finalizing the TESAT-SPACECOM purchase price allocation during 2002.

NORTEL JOINT VENTURES

As of the beginning of the 4th quarter 2001, modifications initiated by Nortel in the management structure of the Nortel joint ventures led EADS to change its accounting treatment regarding its 42% investment in Nortel Networks Germany and its 45% investment in Matra Nortel Communications. As a result, Nortel Networks

Germany and Matra Nortel Communications are now included in EADS's financial statements as non-consolidated investments. Before October 1, 2001, the equity method had been applied.

DORNIER

In 2001 several Dornier family members being shareholders of Dornier GmbH exercised a put option and offered 17,5% of the shares in Dornier GmbH to DaimlerChrysler. DaimlerChrysler in return had the right to have DADC Luft- und Raumfahrt Beteiligungs AG ("DADC"), a subsidiary of EADS, buy the shares at fair market value. As a result, EADS holds indirectly through DADC 76% of the share capital of Dornier GmbH (2000: 58%).

COGENT

On December 1, 2001, EDSN acquired Cogent Defence Systems. The acquisition was accounted for under the purchase method. The initial goodwill was valued at € 0.1 billion and will be depreciated over a period of 10 years.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

5. Revenues

Revenues in 2001 reach M € 30,798 compared with M € 19,427 in 2000 and M € 12,236 in 1999. The increase in 2001 is mainly due to the consolidation of the new Airbus group for the first time and to the consolidation of Dasa/Casa for a complete full year. The increase of revenues in 2000 mainly relates to first consolidation of EADS in July, 2000. Revenues are comprised of sales of goods and services, which relate mainly to sales of commercial airplanes, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion-method, financed research and development, customer financing revenues and others.

6. Functional costs and other expenses

Cost of sales and other functional costs include cost of materials as follows:

	Year ended December 31,		
	2001	2000	1999
		(in M €)	
Cost of raw materials, supplies and resale products	14,401	8,759	6,303
Cost of purchased services	5,635	3,268	2,161
	20,036	12,027	8,464

Selling, administrative and other expenses are comprised of selling expenses (M € 800 and M € 567 in 2001 and 2000, respectively), administration expenses (M € 1,386 and M € 1,001 in 2001 and 2000, respectively) and other expenses (M € 375 and M € 576 in 2001 and 2000, respectively). Other expenses include losses from sales of fixed assets (M € 20 and M € 49 in 2001 and 2000, respectively) and additions to other accruals (M € 34 and M € 112 in 2001 and 2000, respectively).

Personnel expenses are comprised of:

	Year ended December 31,		
	2001	2000	1999
		(in M €)	
Wages, salaries and social contributions	6,606	3,971	2,769
Net periodic pension cost (see Note 17 a)	257	144	46
	6,863	4,115	2,815

7. Other income

Other income mainly comprises the dilution gain as a result of the Airbus UK transaction (see Note 4) as well as a dilution gain as a result of the MBDA transaction, totalling M € 2,817, rental income (M € 21 and M € 32 in 2001 and 2000, respectively), in 1999 gains on sales of property, plant & equipment including the disposal of the investment in Sextant (M € 287).

8. Financial result

	Year ended December 31,		
	2001	2000	1999
		(in M €)	
Income (loss) from investments	(342)	110	56
Interest income (expense)	63	(42)	(96)
Other financial loss	(234)	(1,388)	(1,684)
	(513)	(1,320)	(1,724)

The loss from investments in 2001 is mainly driven by a depreciation, following an impairment test, of Matra Nortel Communications and Nortel Networks Germany totalling M € (315). Additionally included is the result on equity investments of M € 22 mainly comprised of Dassault (M € 111) and Nahuelsat (M € (63)).

Other financial loss in 2001, 2000 and 1999 mainly resulted from mark-to-market revaluation of financial instruments that do not qualify for "hedge accounting" (see note 22 on Financial Instruments). Additionally, in 1999, the restructuring of the foreign exchange risk management resulted in a M € (401) loss.

9. Income taxes

Income (loss) before income taxes and minority interests amounted to M € 2,001 for the year ended December 31, 2001 (2000: M € (1,144); 1999: M € (974)).

The (expense) benefit for income taxes consists of the following:

	Year ended December 31,		
	2001	2000	1999
		(in M €)	
Current tax expense	(549)	(430)	(55)
Deferred tax (expense)/benefit	(97)	694	407
	(646)	264	352

For the Group's German subsidiaries, the deferred taxes at December 31, 2001 are calculated using a federal corporate tax rate of 25% (2000: 25%; 1999: 40%) plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable plus the after federal tax benefit rate for trade tax of 12.125% (2000: 12.125%; 1999: 9.3%). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounts to 38.5% (2000: 38.5%; 1999: 51.5%).

In 2000, the German government enacted new tax legislation which reduces the Group's statutory corporate tax rate for its German subsidiaries from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective beginning January 1, 2001.

In France, the corporate tax rate in effect for 2000 was 33⅓% plus a surcharge of 10%. The French government has established for the years 2001 and 2002 a reduced surcharge of 6% in 2001 and 3% in 2002. Accordingly, deferred tax assets and liabilities for the Group's French subsidiaries were calculated using the enacted tax rate of 35.43% for temporary differences. The effects of the tax rate reduction on the year-end 2001 and 2000 deferred tax assets and liabilities are reflected in the reconciliation presented below.

The following table shows a reconciliation from an expected income tax expense — using the Dutch corporate tax rate of 35% (in 1999: the French corporate tax rate of 40%) — to the reported tax expense (2000 and 1999: benefit). The reconciling items represent non-taxable benefits or non-deductible expenses coming from permanent differences between the local tax base and the reported financial statements according to IAS rules.

	Year ended December 31,		
	2001	2000	1999
		(in M €)	
Profit (loss) before income taxes and minority interests	2,001	(1,144)	(974)
% Corporate income tax rate	35%	35%	40%
Expected benefit (expense) for income taxes	(700)	400	390
Effect of changes in tax laws	(1)	88	(20)
Foreign tax rate differential	(4)	15	0
Dilution gains	936	—	—
Goodwill amortization	(588)	(123)	(47)
Write down of deferred tax assets	(264)	(133)	27
Tax credit for R&D expenses	48	25	0
Other	(73)	(8)	2
Reported tax benefit (expense)	(646)	264	352

In 2001, the tax effect of the non-deductible depreciation of certain investments is reflected above in other (M € (73)).

Deferred income taxes reflect temporary valuation differences on certain assets and liabilities between their carrying amount in the financial statements and the tax bases. Future tax impact from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation. Deferred income taxes are recorded on the following assets and liabilities:

	December 31,	
	2001	2000
	(in M €)	
Intangible assets	12	20
Investments and long-term financial assets	—	12
Inventories	379	193
Prepaid expenses	174	203
Net operating loss and tax credit carry forwards	613	343
Retirement plans	498	473
Other accrued liabilities	2,239	1,059
Liabilities	585	743
Deferred income	870	594
	5,370	3,640
Write down of deferred tax assets	(625)	(360)
Deferred tax on assets	4,745	3,280
Property, plant and equipment	1,046	975
Investments and long-term financial assets	81	—
Receivables	107	259
Other	29	23
Deferred tax on liabilities	1,263	1,257
Deferred tax assets, net	3,482	2,023

At December 31, 2001, the Group had domestic corporate tax net operating losses ("NOLs") amounting to M € 62, foreign NOLs and credit carry forwards amounting to M € 1,568, and foreign trade tax NOLs amounting to M € 726. The amount of the Group's deferred tax valuation allowances is based upon management's estimate of the level of deferred tax assets that will be realized. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the write down of deferred tax assets may increase or decrease.

After netting of deferred income tax assets and liabilities within the same taxable entity and maturity, the deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2001		December 31, 2000	
	Total	thereof non-current	Total	thereof non-current
	(in M €)			
Deferred tax assets	4,288	2,924	3,151	2,419
Deferred tax liabilities	(806)	(689)	(1,128)	(691)
Deferred tax assets, net	3,482	2,235	2,023	1,728

The deferred tax recognized directly in equity during the period is as follows:

	2001
	(in M €)
Effect of adopting IAS 39	222
Fair value reserves in equity:	
Available-for-sale investments	1
Cash flow hedges	606
Total	829

NOTES TO THE CONSOLIDATED BALANCE SHEETS

10. Intangible assets and property, plant and equipment, net

Intangible assets

Intangible assets principally represent goodwill. Schedules detailing gross, accumulated depreciation and net values of intangible assets are as follows:

Cost

	Balance at January 1, 2001	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2001
				(in M €)			
Other intangible assets	305	2	96	(3)	—	(22)	378
Goodwill	8,442	2	4,453	—	(389)	(245)	12,263
Total	8,747	4	4,549	(3)	(389)	(267)	12,641

Amortization

	Balance at January 1, 2001	Exchange differences	Amortization charge	Changes in consolidation scope	Impairment charge	Disposals	Balance at December 31, 2001
				(in M €)			
Other intangible assets	(189)	(1)	(61)	3	—	16	(232)
Goodwill	(393)	(1)	(676)	—	(790)	39	(1,821)
Total	(582)	(2)	(737)	3	(790)	55	(2,053)

Carrying amount

	Balance at January 1, 2001	Balance at December 31, 2001
	(in M €)	
Other intangible assets	116	146
Goodwill	8,049	10,442
Total	8,165	10,588

Goodwill increased mainly due to the purchase of Airbus UK and 20% stake in Airbus GIE.

Reclassification of goodwill M € (389) results from M € (516) related to the Nortel Joint Venture reclassified to financial assets, partly offset by M € 127 from other receivables and other assets to goodwill (see note 14). As a result of the creation of MBDA, M € 209 of goodwill considered at the time of the Aerospatiale Matra transaction have been included in the computation of the net dilution gain and is shown within disposals.

Impairment loss

In 2001, following the events caused by the terrorist attacks on September 11, 2001, the Group performed an impairment test on recognized goodwill for the Airbus division. The recoverable amount of Airbus, which is to be seen as a cash generating unit on its own, is exceeding the carrying amount. Therefore, no goodwill has to be impaired.

Further impairment tests were performed for the Space and Defence divisions. Based on current forecasts the Group performed impairment tests which resulted in impairment charges as follows:

- Space division: Goodwill for Astrium had to be impaired by M € 210.
- Defence division: Impairment charges on goodwill for Systems & Defence Electronics (S&DE) of M € 240, LFK of M € 170 and Matra Datavision of M € 170 had to be recognized.

The impairment tests had been performed using the discounted cash-flow method.

Property, plant and equipment

Schedules detailing gross, accumulated depreciation and net values of property, plant and equipment show the following:

Cost

	Balance at January 1, 2001	Additions	Change in consolidation scope and exchange differences	Reclassification	Disposals	Balance at December 31, 2001
			(in M €)			
Land, leasehold improvements and buildings including buildings on land owned by others	3,523	205	109	106	(67)	3,876
Technical equipment and machinery	3,295	270	770	255	(78)	4,512
Other equipment, factory and office equipment	5,279	923	1,176	30	(189)	7,219
Advance payments relating to plant and equipment and construction in progress	443	701	111	(342)	(101)	812
Total	12,540	2,099	2,166	49	(435)	16,419

Depreciation

	Balance at January 1, 2001	Depreciation charge	Change in consolidation scope and exchange differences	Reclassification	Disposals	Balance at December 31, 2001
			(in M €)			
Land, leasehold improvements and buildings including buildings on land owned by others	(1,038)	(183)	(32)	(17)	3	(1,267)
Technical equipment and machinery	(1,875)	(477)	10	21	62	(2,259)
Other equipment, factory and office equipment	(1,496)	(840)	(365)	(188)	56	(2,833)
Advance payments relating to plant and equipment and construction in progress	(11)	(1)	—	2	—	(10)
Total	(4,420)	(1,501)	(387)	(182)	121	(6,369)

Carrying amount

	Balance at January 1, 2001	Balance at December 31, 2001
	(in M €)	
Land, leasehold improvements and buildings including buildings on land owned by others	2,485	2,609
Technical equipment and machinery	1,420	2,253
Other equipment, factory and office equipment	3,783	4,386
Advance payments relating to plant and equipment and construction in progress	432	802
Total	8,120	10,050

Reclassification of other equipment, factory and office equipment (M € 188) includes an allocation of Aircraft financial risk provisions for leased aircraft of M € 169.

Additions to property, plant and equipment represent largely leased aircraft at Airbus and Aeronautics divisions as well as additions to facilities. The change in consolidation scope represents mainly the first time consolidation of Airbus UK and 20% stake in Airbus GIE.

Leased aircraft classified as operating lease equipment are included in the position "Other equipment, factory and office equipment" and represent amounts at cost of M € 3,206 and M € 2,816 as at December 31, 2001 and 2000, respectively (net of accumulated depreciation of M € 1,384 and M € 610). The related depreciation expense for 2001 amounts to M € 419 (2000: M € 177). These aircraft classified as operating lease include aircraft that have been accounted for as leases because of substantial value guarantee commitments of M € 1,912 and other aircraft of M € 1,294.

Property, plant and equipment include buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of M € 169 (net of accumulated depreciation of M € 273) as at December 31, 2001 and M € 195 as at December 31, 2000.

Non-cancellable future lease payments due from customers for equipment on operating leases to be included in revenues, at December 31, 2001 are as follows:

2002	M € 195
2003	M € 193
2004	M € 191
2005	M € 189
2006	M € 178
thereafter	M € 443

11. Investments and long-term financial assets

The following table sets forth the composition of investments and long-term financial assets:

	December 31, 2001	December 31, 2000
	(in M €)	
Equity investments	1,252	1,318
Other investments	766	422
Other financial assets	2,708	2,869
Total	4,726	4,609

Equity investments comprise for 2001 the 45.96% (2000: 45.76%) interest in Dassault Aviation of M € 1,252 (2000: M € 1,164). A list of the investments in associates is included in Appendix "Information on principal investments". All significant investments in associates have been accounted for using the equity method.

Other investments comprise a 42% interest in Nortel Networks Germany of M € 156 and a 45% interest in Matra Nortel Communications of M € 119. At December 31, 2000, these investments had been recorded at equity with M € 55 and M € 70, respectively. The increase in 2001 is mainly derived from the allocation of related goodwill. Other financial assets include loans to customers of M € 949 and finance lease receivables from aircraft financing operations of M € 514. Other financial assets also include security deposits of M € 1,044 and other loans, e.g. to employees of M € 201.

The components of investment in finance leases are as follows:

	At December 31, 2001
	(in M €)
Minimum lease payments receivables	1,022
Unearned finance income	(222)
Allowance	(286)
Total	514

Future minimum lease payments and investments in finance leases to be received are as follows:

2002	M € 128
2003	M € 117
2004	M € 121
2005	M € 92
2006	M € 90
thereafter	M € 474

12. Inventories

	At December 31, 2001	At December 31, 2000
	(in M €)	
Raw materials and manufacturing supplies	929	749
Work in progress	6,590	5,045
Finished goods, parts and products held for resale	3,314	2,027
Advance payments to suppliers	1,230	1,125
	12,063	8,946
Less: Advance payments received	(9,594)	(6,865)
	2,469	2,081

13. Trade receivables

	At December 31, 2001	At December 31, 2000
	(in M €)	
Receivables from sales of goods and services	5,572	4,494
Allowance for doubtful accounts	(389)	(376)
	5,183	4,118

As of December 31, 2001, M € 155 of the trade receivables mature after more than one year.

14. Other receivables and other assets

Other receivables and other assets include an amount of M € 454 (2000: M € 771) corresponding to the remaining capitalized settlement payment to the German Government with respect to refundable advances which is amortized through the income statement at the delivery pace of the corresponding planes. Due to additional evidence regarding these refundable advances subsequent to acquisition date (July 1, 2000) resulting from a valuation study for Airbus long range airplanes, a part of the amount assigned to this asset was reclassified as goodwill. The adjustment to the fair value as compared to when the acquisition was originally accounted for amounts to a reduction of M € 206 in other assets at the date of acquisition of Dasa by ASM to form EADS. Corresponding to that, deferred tax liabilities have been reduced by M € 79 and goodwill increased by M € 127.

Other receivables and other assets further comprise receivables from affiliated companies of M € 189 (2000: M € 183) and receivables from related companies of M € 352 (2000: M € 398), net of allowance of M € (112) (2000: M € (25)).

As of December 31, 2001, M € 1,023 of other receivables and other assets mature after more than one year (2000: M € 681).

15. Securities

The securities of M € 5,341 (2000: M € 4,682) comprise mainly "Available-for-Sales Securities" amounting to M € 5,317 (2000: M € 4,655).

16. Shareholders' equity

The issued share capital of the Group consists of 809,175,561 ordinary shares as at December 31, 2001 (2000: 807,157,667). The authorized share capital consists of 3,000,000,000 shares. The shares have a par value of € 1.00.

In connection with the ESOP 2001 — Employee Stock Ownership Plan — (see Note 24), EADS issued 2,017,894 shares with a nominal value of € 1.00, representing a nominal value of € 2,017,894.00.

The Group's Board of Directors took decisions on July 12 and September 18, 2001 to launch a share buy back plan as approved by the general meeting of shareholders on May 10, 2001. As a result, the Board of Directors requested the Chief Executive Officers to set up a buy back plan for 10,500,000 shares. In 2001, the Group has not bought back any shares.

On May 10, 2001, the general meeting of shareholders further decided to pay a cash dividend for 2000 for a gross amount of € 0.50 per share, which was paid on June 27, 2001.

The change of shareholder's equity is provided in the Consolidated Statements of Changes in Shareholders' Equity.

17. Provisions

	At December 31,	
	2001	2000
	(in M €)	
Retirement plans (see Note 17 a) and similar obligations	3,176	2,986
Other provisions (see Note 17 b)	8,742	5,698
	11,918	8,684

M € 3,128 (2000: M € 2,836) of retirement plans and similar obligations and M € 4,460 (2000: M € 2,894) of other provisions have a maturity of more than 1 year.

a) Retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries (principally France and Germany) in which the Group operates. French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are paid on the basis of salaries and seniority.

The following provides information with respect to the Group's pension liabilities.

	At December 31,	
	2001	2000
	(in M €)	
Change in defined benefit obligations:		
Defined benefit obligations at beginning of year	3,512	589
Service cost	84	55
Interest cost	220	114
Plan amendments	(8)	2
Actuarial (gains) losses	191	(10)
Acquisitions and other	12	2,845
Benefits paid	(131)	(83)
Defined benefit obligations at end of year	3,880	3,512

The defined benefit obligation at end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

	2001	2000
Change in plan assets:		
Fair value of plan assets at beginning of year	682	0
Actual return on plan assets	(70)	29
Contributions	1	19
Acquisitions and other	0	653
Benefits paid	(42)	(19)
Fair value of plan assets at end of year	571	682

The fair value of plan assets at end of the year comprises assets held by long-term employee benefit funds that exist solely to pay or fund employee benefits.

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31,	
	2001	2000
	(in M €)	
Funded status[1]	3,309	2,830
Unrecognized actuarial net gains (losses)	(158)	129
Net amount recognized	3,151	2,959

(1) Difference between the defined benefit obligations and the fair value of plan assets.

The net amount recognized represents the amount recognized as a defined benefit pension liability and is part of the caption "Retirement plans and similar obligations". It includes the funded status, adjusted by actuarial net gains/losses, which do not have to be recognized because they do not meet the recognition criteria. The difference between the net amount recognized as pension liability (M € 3,151; 2000: M € 2,959) and the total amount of retirement plans and similar obligations (M € 3,176; 2000: M € 2,986) is caused mainly by additional commitments for deferred compensation, which in the year of its origin do not form part of the net amount recognized as pension liability.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans were as follows:

Assumptions as of December 31:	2001	2000
	%	%
Discount rate	5.0-6.0	5.0-6.5
Rate of compensation increase	3.0-3.5	1.5-3.0
Inflation rate	2.0	2.0-2.5

For the Group's German entities, the applied interest rate used in the actuarial opinion dropped from 6.5% to 6.0%.

The components of the net periodic pension cost, included in "Income before financial result, income taxes and minority interests", were as follows:

	2001	2000
	(in M €)	
Service cost	84	55
Interest cost	220	114
Expected return on plan assets	(47)	(25)
Net periodic pension cost	257	144

b) Other provisions

Other provisions consisted of the following:

	At December 31, 2001	2000
	(in M €)	
Aircraft financial risks	1,498	981
Services to be supplied	820	918
Contract losses	450	338
Warranties	198	263
Financial instruments	3,673	1,140
Other risks and charges	2,103	2,058
	8,742	5,698

The increase in provision for Aircraft financial risks is mainly due to Airbus first time 100% consolidation and to the adaption of the level of the provision to the net exposure. The increase in provisions for financial instruments is due to IAS39 first-time application, hedge portfolio increase and US$ strengthening against Euro and UK£.

Development of provisions in M €	Total
as of 12/31/2000	5,698
Change in consolidation scope	591
Change in financial instruments (provision)	1,695
Reclassification from deferred income and prepaid expenses to financial instruments (provision)	607
Additions/Utilization	151
as of 12/31/2001	8,742

18. Financial liabilities

	At December 31, 2001	At December 31, 2000
	(in M €)	
Bonds	426	270
Liabilities to financial institutions	286	379
Liabilities to affiliated companies	90	52
Loans	106	97
Liabilities from finance leases	110	75
Others	444	130
Short-term financial liabilities (due within one year)	1,462	1,003
Bonds	195	599
Liabilities to financial institutions	1,541	1,447
thereof due in more than five years: 1,162 (2000: 1,031)		
Liabilities to affiliated companies	18	0
thereof due in more than five years: 9 (2000: 0)		
Loans	1,648	1,169
thereof due in more than five years: 1,217 (2000: 713)		
Liabilities from finance leases	1,636	1,561
thereof due in more than five years: 1,094 (2000: 1,150)		
Long-term financial liabilities	5,038	4,776
	6,500	5,779

The rise in financial liabilities by M € 721 to M € 6,500 is caused by first time consolidation of Airbus UK and the additional 20% of Airbus GIE. Included in Others are financial liabilities against joint venture partners.

Aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2002	2003	2004	2005	2006	thereafter
			(in M €)			
Financial liabilities	1,462	497	319	313	427	3,482

19. Trade and other liabilities

	At December 31, 2001	At December 31, 2000
	(in M €)	
Trade liabilities	5,466	4,268
Other liabilities	10,631	8,200
	16,097	12,468

In the trade liabilities as of December 31, 2001, M € 173 (2000: M € 202) mature after more than one year. Included in "other liabilities" are M € 2,024 (2000: M € 1,136) maturing after more than five years.

At December 31, 2001, other liabilities mainly comprise customer advance payments of M € 4,509 (2000: M € 3,811), as well as European Governments refundable advances of M € 3,469 (2000: M € 2,088). They also include further liabilities to related parties of M € 68 (2000: M € 103) and to affiliated parties amounting to M € 85 (2000: M € 39). The increase in European Governments refundable advances results mostly from the first consolidation of Airbus UK.

OTHER NOTES

20. Litigation and claims

Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

21. Commitments and contingencies

At December 31, 2001, in relation to its Airbus and its ATR activities, EADS is contingently liable for credit guarantees and has participations in financing receivables under certain customer finance programs. When contracting such customer financing exposure, Airbus and ATR have generally established a secured position in the aircraft being financed. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Provisions are taken to cover any shortfall between the amount of financing commitments given and the fair market value of the aircraft financed. Additionally, the Group entered into commitments to provide financing with respect to aircraft on order, including options for delivery in the future. The risk that such commitments be exercised is considered remote. Exposure is only recognized when a financing is in place, which occurs upon delivery of the aircraft.

Despite the underlying collateral, if Airbus should be unable to honor its obligations, certain EADS and BAE SYSTEMS group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to January 1, 2001. EADS' exposure to liabilities incurred by Airbus following January 1, 2001 is limited by its status as a shareholder in Airbus S.A.S. With respect to ATR, each shareholder is jointly and severally liable to third parties without limitation. The liability is limited to each partner's proportionate share.

Commitments (M € 245; 2000: M € 299) include contingent liabilities principally representing guarantees of indebtedness, contractual guarantees and commitments as to contractual performances.

In addition, the Group has granted some European governments and other customers performance bonds in connection with orders.

Operating lease commitments

Future nominal rental expenses for rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2001 are as follows:

	Operating leases (in M €)
2002	416
2003	400
2004	416
2005	391
2006	395
thereafter	2,866

The total of these future commitments of M € 4,884 includes aircraft lease commitments relating mostly to Airbus of M € 3,945 and procurement operations (e.g., facility leases, car rentals) of M € 839. Aircraft lease commitments arise from aircraft head-leases and are typically backed by corresponding sublease income from customers. A large part of the Airbus lease commitments (M € 2,092) arises from transactions that were sold down to third parties, which assume liability for the payments. The nominal value of future Airbus aircraft lease commitments where EADS bears the risk is M € 1,853. EADS determines its gross exposure to such operating leases as the present value of the related payment streams.

22. Information about financial instruments

a) Financial risk management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management of such financial risks at

EADS is carried out by a central treasury department under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of the operating companies.

Foreign currency exchange rate risks — EADS' revenues are mainly denominated in US dollars, whereas the major portion of its costs are incurred in Euros. Consequently, to the extent that EADS does not use financial instruments to cover its foreign currency exchange rate exposure from the time of a customer order of equipment to the time of its delivery, its profits will be affected by changes in the Euro-US dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits. At inception of the Group, EADS' foreign exchange hedge position was the result of the combination of the outstanding hedging portfolio of ASM, Dasa and CASA.

EADS manages a long-term hedging portfolio with a maturity of several years covering US dollar sales, mainly from the activities of Airbus. EADS is designating part of the underlying items as the hedged position to cover its US dollar exposure, primarily using foreign currency forwards and option contracts. Apart from plain forwards, the other main currency strategy in place as of December 31, 2001 encompasses synthetic forwards, which are a combination of purchases of US dollar puts and sales of US dollar calls, each with the same notional amount and maturity.

EADS endeavours to hedge the majority of its exposure based on the firm orderbook but with a decreasing hedging proportion according to time. EADS hedges between 50% and 100% of firm sales in US dollar for the following year up to 2008. The coverage ratio may be adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Interest rate risk — The Group uses several types of instruments to manage interest rate risk and thus to minimize its financial expenses and achieve a better balance between fixed and variable rate debt or placements.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item, with the exception of a few residual positions with non-material positive mark-to-market effects. In general, EADS is only investing in short-term instruments and/or instruments that are related to a floating interest index in order to further minimize any interest risk in its cash and securities portfolio.

Liquidity risk — The Group policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit lines facilities to meet its future commitments. Any excess cash is invested in non-speculative financial instruments, mostly listed securities that are actively traded.

b) Notional amounts and credit risk

The contract or notional amounts of derivative financial instruments shown below do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of derivative financial instruments are as follows, specified by year of expected maturity:

	Remaining Period				
	Not Exceeding 1 Year	1 Year up to 5 Years	More than 5 years	2001	2000
			(in M €)		
Foreign Exchange Contracts					
Net forward sales contracts	6,160	19,094	4,800	30,054	16,705
Purchase put options, net	3,290	1,507	0	4,797	4,807
Sale of call options, net	4,184	1,507	0	5,691	9,236
Interest rate contracts:					
Interest rate swaps	287	715	0	1,002	963
CAP purchases	16	45	0	61	144
Floor sales	16	45	0	61	69

EADS may be exposed to credit-related losses to the extent of non-performance by counterparts to financial instruments. EADS has, however, set up a credit line system, where every authorized counterpart (chosen among international financial institutions and corporations) is granted a ceiling for outstanding market transactions. The ceilings are based on the ratings given by established rating agencies and on the equity and profit figures of each counterpart. Exposure with respect to credit lines is regularly checked by the relevant control officers. Due to the quality of the selected counterparts, EADS believes that the overall credit risk related to financial instruments is appropriate.

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market exchange.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2001		At December 31, 2000	
	Carrying amount	Fair value	Carrying amount	Fair value
	(in M €)			
Balance Sheet Treasury Instruments				
Assets:				
Financial assets	4,726	4,726	4,609	4,609
Securities	5,341	5,341	4,682	4,682
Cash and cash equivalents	2,692	2,692	3,240	3,240
Liabilities:				
Financial liabilities	6,500	6,500	5,779	5,779
Derivative Financial Instruments				
Currency contracts with positive fair values	54	54	0	80
Currency contracts with negative fair values	(3,673)	(3,673)	(1,746)	(2,432)
Interest rate contracts with positive fair values	38	38	0	0
Interest rate contracts with negative fair values	(29)	(29)	0	0

The fair value gains and losses at December 31, 2001 on open currency contracts which hedge future foreign currency sales will be transferred from the accumulated other comprehensive income to the income statement when the related transactions occur, at various dates between the balance sheet date and 7 years from the balance sheet date.

Financial Assets and Liabilities — Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

- fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,
- estimates as of December 31, 2001 and 2000 are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instruments.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers — The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

Long-term debt; short-term debt — The long- and short term debt are not classified as liabilities held for trading, therefore no fair value computation is exercised.

Securities — The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date.

Currency and Interest Rate Contracts — The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 2001 and 2000.

d) Impact of adoption of IAS 39 on Shareholders' equity and individual balance sheet captions

The Group adopted IAS 39 at January 1, 2001. In accordance with IAS 39, the comparative financial statements for periods prior to the effective date of the standard have not been restated. The impact on "accumulated other comprehensive income", a separate category of equity, and on the related balance sheet captions is disclosed in the following tables.

Summary of impacts on "accumulated other comprehensive income"

	Available-for-sale Investments	Hedging instruments (in M €)	Total
Balance of other comprehensive income at December 31, 2000	84	—	84
Adoption of IAS 39 at January 1, 2001:			
Gains/losses on remeasurement to fair value	—	(606)	(606)
Deferred income taxes	—	222	222
Balance at January 1, 2001	—	(384)	(384)
Movements in year ended December 31, 2001:			
Gains/losses from changes in fair value	(11)	(1,964)	(1,975)
Deferred income taxes	1	720	721
	(10)	(1,244)	(1,254)
Transferred to income statement	—	311	311
Deferred income taxes	—	(114)	(114)
	—	197	197
Balance at December 31, 2001:			
Gross amount of gains and losses	73	(2,259)	(2,186)
Deferred income taxes	1	828	829
	74	(1,431)	(1,357)
Minority interest	—	216	
		(1,215)	

The amount of M € (1,215) refers to changes to other comprehensive income caused by hedging instruments after deducting minority interests. It can be tied to the changes to other comprehensive income as stated in the Consolidated Statements of Changes in Shareholders' Equity as follows: M € 1,215 comprise M € (337) resulting from the first-time application of IAS 39 and M € (878) that constitute changes in the fair value of hedging instruments during the year. The amount of M € 74 comprises the balance as of 31st December 2000 and changes in the fair value of securities of M € (10), as disclosed in the Consolidated Statements of Changes in Shareholders' Equity, too.

Summary of impacts on individual balance sheet captions on January 1, 2001

	Available-for-sale Investments	Currency contracts (in M €)	Interest contracts	Total
Other current assets	—	80	—	80
Provisions (Financial Liabilities)	—	(686)	—	(686)
Subtotal	—	(606)	—	(606)
Deferred income tax	—	222	—	222
Total net of deferred tax	—	(384)	—	(384)

EADS N.V.

Notes to Consolidated Financial Statements — audited

23. Segment Reporting

The Group operates in 5 divisions; a description of the products and services, from which each segment derives its revenues, follows:

- *Airbus* — Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats.
- *Military Transport* — Development, manufacturing, marketing and sale of light and medium military transport aircraft and special mission aircraft.
- *Aeronautics* — Development, manufacturing, marketing and sale of civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services.
- *Defence and Civil systems* — Development, manufacturing, marketing and sale of missiles systems; and provision of defence electronics, military and commercial telecommunications solutions; and logistics, training, testing, engineering and other related services
- *Space* — Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of launch services.

Revenues are allocated to countries based on the location of the customer. Segment assets are allocated based on the location of the respective units. Capital expenditures represent mainly the purchase of property, plant and equipment and the increase in leased assets.

Information with respect to the Group's industry segments follows:

	Airbus	Military Transport	Aeronautics	Defence and Civil Systems	Space	HQ/ Elimin.	Consolidated
				(in M €)			
2001							
Total revenues	20,549	547	5,065	3,345	2,439	(1,147)	30,798
Share of net profit of associates	(12)	0	0	(14)	(63)	111	22
EBIT pre goodwill and exceptionals	1,655	1	308	(79)	(222)	31	1,694
Identifiable segment assets (incl. goodwill)	27,264	568	7,187	5,583	3,462	4,651	48,715
Investments in equity method associates	0	0	0	0	0	1,252	1,252
Segment total liabilities	25,532	365	5,869	3,545	2,601	367	38,279
Capital expenditures	1,433	63	281	159	99	161	2,196
Depreciation,amortization and related impairment losses	1,625	21	278	1,147	331	158	3,560
Goodwill	7,089	0	1,005	1,464	736	148	10,442
2000							
Total revenues	11,398	249	4,254	2,463	2,183	(1,120)	19,427
Share of net profit of associates	0	0	0	45	(1)	48	92
EBIT pre goodwill and exceptionals	1,173	(28)	238	(79)	64	(230)	1,138
Identifiable segment assets (incl. goodwill)	21,352	435	6,548	5,857	3,233	4,019	41,444
Investments in equity method associates	0	0	0	125	29	1,164	1,318
Segment total liabilities	19,094	269	5,176	2,983	1,951	1,500	30,973
Capital expenditures	378	35	247	78	94	47	879
Depreciation, amortization and related impairment losses	474	12	176	199	153	107	1,121
Goodwill	3,310	0	1,056	2,675	915	93	8,049

Intercompany sales are principally realized on an arm's length basis and are mainly between Aeronautics and Airbus. Most assets of the Group are located in the European Union.

EADS uses EBIT pre-goodwill amortization and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to income or expenses of a non-recurring nature, such as amortization expenses of Fair Value Adjustments relating to the EADS Merger, the Airbus Combination and the formation of MBDA, as well as impairment charges. EBIT pre goodwill and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

	2001	2000
Income before financial income, income taxes and minority interests	2,514	176
Dilution gain Airbus UK, MBDA	(2,794)	—
Goodwill amortisation and related impairment charges	1,466	277
Exceptional depreciation (fixed assets)	260	92
Exceptional depreciation (financial assets)	315	—
Exceptional depreciation (inventories)	275	483
Income from investments	(342)	110
EBIT pre goodwill and exceptionals	1,694	1,138

Revenues (by destination)	France	Germany	Other European Countries	North America	Latin America	Asia	Other Countries	Consolidated
				(in M €)				
2001	3,521	3,588	6,728	10,394	1,749	3,138	1,680	30,798

The revenues in 2000 according to destination are mainly realized in Europe (M € 10,275), thereof M € 2,778 in Germany and M € 2,735 in France. North America contributes M € 5,339, Latin America M € 798 to the revenues.

24. Stock-based compensation

Stock Option Plan

The Board of Directors of EADS approved the establishment of a stock option plan for the 11 members of the Executive Committee and senior managers of the Group. Stock options for the purchase of 8,524,250 EADS shares were granted on July 12, 2001 of which 780,000 were granted to the members of the Executive Committee. Approximately 1,600 employees of the Group were granted options, which are only exercisable after a vesting period. The vesting period amounts to two years and four weeks from the date of granting with respect to 50% of the options and three years for the remaining options. The options expire ten years after their grant.

The exercise price is equal to € 24.66 representing 110% of fair market value of the shares at the date of grant. The options may not be exercised during the period of three weeks before either the Annual General Meeting or the announcement of annual or semi-annual or quarterly results.

The following table summarizes the development of stock options:

	Number of Options	
	2001	2000
Balance at January 1	5,375,400	
Additions	8,524,250	5,564,884
Exercised	—	
Forfeited	(597,825)	(189,484)
Balance at December 31	13,301,825	5,375,400

No compensation expense was recognized in 2001 in connection with the Group's stock option grants.

Employee Stock Ownership Plan (ESOP) 2001

In 2001, eligible employees were able to purchase a maximum of 500 shares per employee of previously unissued shares within the ESOP 2001. The offer was broken down into two tranches which were available for all employees to choose. The subscription price for tranche A was € 10.70, calculated as a discount of € 1.00 from the lowest market price on the Paris stock exchange on October 12, 2001 (fixed at € 11.70), the day the Board of Directors granted the right to purchase shares within the ESOP 2001. The subscription price for tranche B was the higher of the subscription price for tranche A or 80% of the average opening market price for EADS shares on the Paris stock exchange during the twenty stock market days preceding October 12, 2001, resulting in a subscription price of € 10.70, too.

During a vesting period of at least one year under tranche A or five years under tranche B, employees are restricted from selling the shares, but have the right to receive all dividends paid as well as have the ability to vote at the annual shareholder meetings. EADS sold 2,017,894 ordinary shares with a nominal value of € 1.00 under both tranches. No compensation expense was recognized in connection with the ESOP 2001.

25. Related party transactions

Related parties — The Group has entered into various transactions with related companies in 2001 and 2000 that have all been carried out in the normal course of business at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Aeronautics, Defence, and Space divisions.

Remuneration — The remuneration of directors and pensions of/other contributions to retired directors amount to M€ 5.60 (2000: M€ 2.41). Additionally exist accruals for pension obligations of M€ 1.87 (2000: M € 1.52). The remuneration of supervisory directors and pension of/other contributions to retired supervisory directors amount to M€ 0.00 (2000: M € 0.16). Since the creation of EADS, the Group has no supervisory directors any longer. The remuneration for supervisory directors in 2000 refers to former ASM. The above remuneration does not include any amounts for the value of options to subscribe for ordinary shares in EADS granted to or held by directors. Reference is made to note 24 of the financial statements.

EADS has not provided any loans to/advances to/guarantees on behalf of (retired) directors.

26. Investment property

The Group owns investment property, mainly contributed by Dasa to EADS, that is leased to third parties. The investment property contributed by Dasa was recorded at fair value as of July 1, 2000. For the purposes of IAS 40 disclosure requirements, EADS developed the fair values of investment property based on the values on the opening balance sheet of EADS.

The fair values have been determined using official guideline numbers for land and insured values as well as values reconciled from rental income for buildings. The determination of fair values is mainly supported by market evidence and was performed with regard to the fair values as of July 1, 2000 by a registered independent valuer having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued. As there have only been very minor changes since that date, the Group has not used an independent certifier since then.

Buildings held as investment property are depreciated on a linear basis over their useful life which is mainly around 40 to 50 years. The values assigned to investment property are as follows:

	Net at December 31, 2000	Additions	Disposals	Depreciation/ amortization	Changes in consolidation scope/ exchange differences	Net at December 31, 2001
				(in M €)		
Book value of Investment Property	87	11	0	1	0	97

The fair value of the Group's investment property amounts to M € 98 (2000: M € 87). Rental income is stated at M € 12 (2000: M € 12), direct operating expenses arising from investment property that generated rental income comes to M € 7 (2000: M € 7).

27. Earnings Per Share

Basic earnings per share — Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of issued ordinary shares during the year.

	2001	2000
Net income attributable to shareholders	M € 1,372	M € (903)
		100 shares with nominal value per share
Balance of issued ordinary shares at beginning of year	807,157,667	of NLG 1,000
December 5, 2001 — Issue of new shares for cash (ESOP 2001)	2,017,894	
April 3, 2000 — Conversion into € — nominal value per share € 1.00		50,000
July 8, 2000 — Issue of shares in exchange for contributions ASM, Dasa and Casa		715,003,828
July 13, 2000 — Issue of new shares — Initial public offering		80,334,580
September 21, 2000 — Issue of new shares for cash (ESOP 2000)		11,769,259
Balance of issued shares at end of year	809,175,561	807,157,667
Weighted average number of ordinary shares in issue	807,295,879	385,661,919
Basic earnings per share	€1.70	€(2.34)

Diluted earnings per share — For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. Since the exercise price of the stock options under both stock option plans initiated by the Group in 2001 and 2000 is exceeding the share price of EADS shares, to include these potential ordinary shares would be anti-dilutive. As a consequence, net income as well as the weighted number of ordinary shares in issue is the same for both basic and diluted earnings per share.

	2001	2000
Net income attributable to shareholders	M € 1,372	M € (903)
Weighted average number of ordinary shares in issue	807,295,879	385,661,919
Diluted earnings per share	€1.70	€(2.34)

28. Number of Employees

The number of employees at December 31, 2001 is 102,967 as compared to 88,879 at December 31, 2000.

EADS N.V.

Notes to Consolidated Financial Statements — audited

Appendix "Information on principal investments" — Consolidation Scope

		1999	2000	2001	Company	Head office
Airbus			F	F	Airbus S.A.S.	Toulouse (France)
		F	F	F	Airbus France S.A.S.	Toulouse (France)
	Addition			F	Airbus Holding SA	France
			F	F	EADS CASA S.A. (Unit: EADS CASA AIRBUS)	Madrid (Spain)
		P	F	F	SATIC G.I.E.	Colomiers (France)
		E	F	F	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
		E	F	F	Airbus Finance Company Ltd	Dublin (Ireland)
			F	F	EADS Airbus Deutschland GmbH	Hamburg (Germany)
			F	F	KID-Systeme GmbH	Buxtehude (Germany)
			F	F	Aircabin GmbH	Laupheim (Germany)
			F	F	DEX Beteiligungs- und Verwaltungs GmbH	Ottobrunn (Germany)
			F	F	ZDW Beteiligungs- und Verwaltungs GmbH	Munich (Germany)
			F	F	EADS Airbus Beteiligungs GmbH	Ottobrunn (Germany)
		P	P	F	Airbus Industrie G.I.E.	Blagnac (France)
		P	P	F	AVSA SARL	Blagnac (France)
		P	P	F	AI Participations S.A.R.L.	Blagnac (France)
		P	P	F	Société Commerciale A-300 S.A.SOCA	Blagnac (France)
		P	P	F	Airbus Simulators Services S.N.C. (ASS)	Blagnac (France)
		P	P	F	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
		P	P	F	Airbus Military Company S.A.S.	Toulouse (France)
		P	P	P	Groupemente Immobilier Aéronautique S.A. (GIA)	France
		P	P	F	Airbus Mauritius limited	Mauritius
		E	E	E	Alexandra Bail G.I.E.	France
		P	P	F	Airbus China limited	Hong-Kong
		P	P	F	Aircelle S.A.S.	France
		P	P	F	Airbus Ré S.A.	Luxemburg
		P	P	F	AVSA Canada Inc	Canada
		P	P	F	Airbus North American Holdings Inc. (AINA)	U.S.A.
		P	P	F	Airbus Service Company Inc. (ASCO)	U.S.A.
		P	P	F	AI leasing Inc	U.S.A.
		P	P	F	Norbus	U.S.A.
		P	P	F	AINA Inc	U.S.A.
		P	P	F	128829 Canada Inc	Canada
		P	P	F	Airbus Industrie Financial Service Holdings B.V. (AIFS)	Netherlands
		P	P	F	Airbus Industrie Financial Service Holdings ltd. (AIFS)	Ireland
		P	P	F	Airbus Industrie Financial Service ltd. (AIFS)	Ireland
		P	P	F	AIFS (Cayman) ltd.	Cayman Isle
		P	P	F	AIFS Cayman Liquidity ltd.	Cayman Isle
		P	P	F	A 320 Financing limited	Ireland
		P	P	F	AIFI LLC	Isle Of Man
		P			Frusco limited	Ireland
		P			Shadyac Limited	Ireland
	Addition			F	Airbus UK Limited	UK
	Addition			F	Airbus Invest	Toulouse (France)
	Addition			F	EADS Aéro	Toulouse (France)
	Addition			F	EADS Star Real Estate SAS	Boulogne (France)
	Addition			E	Tenzing communication inc.	USA
			P	F	Airbus Industrie Asia SAS	France

Notes to Consolidated Financial Statements — audited

		1999	2000	2001	Company	Head office
Additionally are consolidated 29 SPCs.						
Defence & Civil Systems		F	—	—	EADS Deutschland GmbH Verkehrsleittechnik TB67	Unterschleißheim (Germany)
		F	F	F	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
		F	F	F	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
		F	F	F	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
		F	F	F	EADS Deutschland GmbH — Verteidigung und Zivile Systeme	Ulm (Germany)
		F	F	F	Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
		F	F	F	EADS Funkkommunikation GmbH	Ulm (Germany)
		F	F	F	Ewation GmbH	Ulm (Germany)
		F	F	F	Matra Aerospace Inc. (M.A.I.)	Frederick Maryland (USA)
		F	F	F	Fairchild Controls Corporation	Frederick Maryland (USA)
	Disposal	F	F		Germantown Holding Company	Frederick Maryland (USA)
		F	F	F	Manhattan Beach Holdings Co	Frederick Maryland (USA)
		F	F	F	Matra Systemes & Information	Velizy (France)
		F	F	F	APIC	Arcueil (France)
	Disposal	F	F		G 2 I	Velizy (France)
		F	F	F	EADS Services	Boulogne (France)
	Addition			F	Pentastar Holding	Paris (France)
	Addition			F	Aviation Defense Service S.A.	Saint-Gilles (France)
		F	F	F	M.C.N. SAT HOLDING	Velizy (France)
		F	F	F	MULTICOMS (MNC Sat Services)	Sèvres (France)
	Disposal	F	F		Matra Global Netservices (Grolier Network)	Boulogne (France)
		F	F	F	International Test & Services	Velizy (France)
	Addition			F	TYX Corp	Reston, VA, USA
	Addition			F	ARC	CA, USA
	Addition			F	ARC-IAI	San Antonio, TX, USA
		F	F	F	M.P. 13	Paris (France)
		F	F	F	EADS Matra Datavision S.A.	Paris (France)
		F	F	F	EADS Matra Datavision International	Les Ulis (France)
		F	F	F	EADS Matra Datavision Ltd	CovAddition (UK)
		F	F	F	EADS Matra Datavision AG	Regensdorf (Suisse)
		F	F	F	EADS Matra Datavision Benelux	Brussels (Belgium)
		F	F	F	EADS Matra Datavision Asia Pacific	Wanchai (Hong Kong)
		F	F	F	EADS Matra Datavision B.V.	Leiden (Netherlands)
		F	F	F	EADS Matra Datavision GmbH	Munich (Germany)
		F	F	F	EADS Matra Datavision Iberia	Madrid (Spain)
		F	F	F	EADS Matra Datavision Inc	Andover (USA)
		F	F	F	EADS Matra Datavision Kk	Tokyo (Japan)
		F	F	F	EADS Matra Datavision SpA	Turin (Italy)
		F	F	F	Open Cas Cade	Paris (France)
	Addition			F	ETP SPA	Turin (Italy)
		F	F	F	Matra Defense	Velizy (France)
		F	F	F	Matra Holding GmbH	Frankfurt (Germany)
		P	P	P	MBDA SAS	Velizy (France)
		P	P	P	MBDA Man. S.A.	Velizy (France)
		P	P	P	ALKAN	Valenton (France)
		P	P	P	MBDA France	Velizy (France)
		P	P	P	MBDA UK Ltd	Stevenage, Herts (UK)
		P	P	P	Matra Electronique	La Croix Saint-Ouen (France)
		F	F	P	MBDA Missiles S.A.	Chatillon sur Bagneux (France)
		P	P	P	MBDA Inc	Westlack, CA (USA)
	Addition			P	MBDA Italy SpA	Roma (Italy)
	Addition			P	MBDA Treasury	Jersey (UK)
	Addition			P	Marconi Overside Ldt.	Chelmsford (UK)
	Addition			P	AMS Dynamics Ldt.	Guernsey (UK)
		P	P	P	Celerg	Le Plessis-Robinson (France)
		F	F	F	Celerg international	Le Plessis-Robinson (France)
		F	F	F	International de systemes propulsifs	Paris (France)
		F	F	F	LFK — Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)

		1999	2000	2001	Company	Head office
		F	F	F	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
		F	F	F	EADS Deutschland GmbH — VA (Restaktivitäten)	Unterschleißheim (Germany)
		F	F	F	TAURUS Systems GmbH	Schrobenhausen (Germany)
		P	P	P	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn
		P	P	P	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
		P	P	P	TDA — Armements S.A.S.	La Ferte Saint Aubin (France)
		P	P	P	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
		P	F	F	EADS Defence & Security Networks	Bois d'Arcy (France)
		P	F	F	Matra Radio Systems	Madrid (Spain)
		P	F	F	AEG Mobile Communication	Ulm (Germany)
		P	F	F	Matra Communications Mexico	Mexico DF (Mexico)
		P	F	F	EGT	Bruxelles (Belgium)
		P	F	F	MC Denmark	Copenhague (Denmark)
		P	F	F	MC Italy	Milan (Italy)
		P	F	F	Matra Comunicaciones de Espana	Barcelona (Spain)
	At fair value	P	E		Nortel Networks Germany GmbH & Co KG	Friedrichshafen (Germany)
		F	F	F	Matra Nortel Holding (MNH)	Paris (France)
		F	F	F	MATRAnet	Velizy (France)
	Disposal		F		MATRAnet Inc	Redwood shores, CA (USA)
			F	F	Matra Communication USA Inc	Dallas, Texas (USA)
			F	F	Intecom Inc	Dallas, Texas (USA)
			F	F	Intecom Holding ULC	Dallas, Texas (USA)
			F	F	Intecom Canada Inc	Dallas, Texas (USA)
			F	F	Pyderion Contact Technologies Inc	Dallas, Texas (USA)
	Addition			F	Cogent	UK
	At fair value	E	E		Matra Nortel Communications	Quimper (France)
Space						
		F			Aerospatiale Matra Lanceurs Stratégiques et Spaciaux	Paris (France)
			F	F	Amanthea Holding B.V.	Amsterdam (Netherlands)
			P	P	ASTRIUM GmbH	München (Germany)
			P	P	ASTRIUM Ltd	Stevenage (Great Britain)
		P	P	P	ASTRIUM N.V.	The Hague (Netherlands)
		P	P	P	ASTRIUM SAS	Toulouse (France)
	Addition			P	Computadoras, Redes e Ingenieria SA (CRISA)	Madrid (Spain)
			F	F	EADS CASA S.A. (Unit: EADS CASA Space)	Madrid (Spain)
			F	F	EADS Deutschland GmbH — Space Services	Munich (Germany)
			F	F	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
		F	F	F	EADS Launch Vehicles	Vèlizy (France)
			F	F	Global DASA LLC	New York (USA)
			E	E	Loral Dasa Globalstar L.P.	New York (USA)
			P	P	Matra Marconi Space UK Ltd	Stevenage (Great Britain)
		P			Matra Space Systems Participations BV	The Hague (Netherlands)
		P	P	P	MMS Space Holdings N.V.	Amsterdam (Netherlands)
			P	P	MMS Systems Ltd	Stevenage (Great Britain)
			E	E	Nahuelsat S.A.	Buenos Aires (Argentina)
			F	P	NRSCL Infoterra Ltd	Southwood (Great Britain)
		F			Sodern	Limeil-Brevannes (France)
		E			Spot Image	Toulouse (France)
	Addition			P	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)
Military Transport Aircraft						
			F	F	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
Aeronautics						
			F	F	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	Addition			F	EADS EFW Beteiligungs- und Verwaltungsgesellschaft GmbH	Munich (Germany)

	1999	2000	2001	Company	Head office
	F	F	F	EADS Sogerma S.A.	Mérignac (France)
	F	F	F	EADS Seca S.A.	Le Bourget (France)
	F	F	F	Barfield B.C.	Miami, Florida (USA)
	F	F	F	EADS Revima S.A.	Tremblay en France (France)
	F	F	F	Composites Aquitaine S.A.	Salaunes (France)
	F	F	F	Maroc Aviation S.A.	Casablanca (Morocco)
	F	F	F	Noise Reduction Engineering B.C.	Washington D.C. (USA)
		F	F	Aerobail GIE	Paris (France)
		F	F	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)
Addition			F	EADS Sogerma Tunisie	Monastir (Tunisia)
	F	F	F	Eurocopter Holding S.A.	Paris (France)
	F	F	F	Eurocopter S.A.	Marignane (France)
	F	F	F	Eurocopter Deutschland GmbH	Munich (Germany)
	F	F	F	American Eurocopter Corp	Dallas, Texas (USA)
	F	F	F	Eurocopter Canada Ltd	Ontario (Canada)
	F	F	F	Eurocopter South East Asia	Singapore
	F	F	F	*Helibras — Helicopteros do Brasil S.A.*	*Itajuba (Brazil)*
	F	F	F	EADS Socata S.A.	Le Bourget (France)
		F	F	EADS Deutschland GmbH — Military Aircraft	Munich (Germany)
		F	F	Dornier Flugzeugwerft GmbH	Manching (Germany)
		F	F	EADS CASA S.A. (Unit: EADS CASA Military Aircraft)	Madrid (Spain)
	F	F	F	EADS ATR S.A.	Toulouse (France)
	P	P	P	ATR GIE	Toulouse (France)
		E		Fairchild Dornier Luftfahrt Beteiligungs GmbH	Oberpfaffenhofen (Germany)

Additionally are consolidated 45 SPCs.

Headquarters

	1999	2000	2001	Company	Head office
	F	F	F	EADS France	Paris (France)
		F	F	EADS Deutschland GmbH — Zentrale	Munich (Germany)
		F	F	EADS Deutschland GmbH, LO — Liegenschaften OTN	Munich (Germany)
		F	F	EADS Deutschland GmbH, FO — Forschung	Munich (Germany)
		F	F	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
		F	F	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
		F	F	Dornier Zentrale	Friedrichshafen (Germany)
		F	F	EADS CASA S.A. (Headquarters)	Madrid (Spain)
	P	E	E	Dassault Aviation	Paris (France)
	P	E	E	Dassault International France	Vaucresson (France)
	P	E	E	Dassault Falcon Jet and subsidiaries	Teterboro NJ (USA)
	P	E	E	Sogitec Industries	Suresnes (France)
	P	E	E	Dassault Falcon Service	
	P	E	E	IPS	
	E	E	E	Dassault Aero Service	
	E	E	E	Dassault Assurances Courtage	
	E	E	E	Dassault International Inc.	Paramus NJ (USA)
	E	E	E	Société Toulouse Colomiers	
			F	Airbus Financial Company Holding B.V.	Dublin (Ireland)
Disposal	F	F		S.C.I. Matra Toulouse	Toulouse (France)

F: Fully consolidated

P: Proportionate

E: Equity method

5.2.2 Statutory Financial Statements

EADS N.V.

Balance Sheet

	Note	At December 31, 2001	At December 31, 2000
		(in M €)	
Assets			
Goodwill	3	5,068	5,695
Financial assets	3	2,232	3,130
Fixed assets		7,300	8,825
Receivables and other assets	4	2,825	254
Securities	5	5,047	2,482
Cash and cash equivalents		828	2,081
Non-fixed assets		8,700	4,817
Deferred taxes		22	32
Total assets		16,022	13,674
Liabilities and stockholders' equity			
Capital stock		809	807
General reserves		9,068	9,443
Stockholders' equity	6	9,877	10,250
Other liabilities	7	6,145	3,424
Liabilities		6,145	3,424
Total liabilities and stockholders' equity		16,022	13,674

Statement of Income

	Note	At December 31, 2001	At December 31, 2000
		(in M €)	
Income from investments		1,807	(401)
Other results		(435)	(149)
Net result		1,372	(550)

EADS N.V.

Notes to EADS N.V. Financial Statements

1. General

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. Accounting principles

The accounting principles as described in the notes to the consolidated financial statements also apply to the company-only financial statements, unless indicated otherwise.

3. Fixed assets

The movement in fixed assets is as follows:

	Goodwill	Financial Assets Participating Interests	Total
		(in M €)	
Balance at December 31, 2000	5,695	3,130	8.825
Additions	—	498	498
Amortization Goodwill	(462)	—	(462)
Reclassification	(165)	165	0
Net income from investments	—	1,807	1,807
Fair value adjustments financial instruments/others	—	(1,362)	(1,362)
Dilution gain	—	(2,006)	(2,006)
Balance at December 31, 2001	5,068	2,232	7,300

Further information with respect to the goodwill is included in the note "Formation of EADS in 2000" to the consolidated financial statements.

The reclassification of goodwill (M € 165) to financial assets is related to Nortel Networks Germany.

The fair value adjustments financial instruments/others reflect the impact in the other comprehensive income related to the application of IAS 39 (see note 4 of the consolidated financial statements).

The dilution gain is attributable to the Airbus UK transaction. The amount of M € 2,006 reflects the EADS N.V. share (80%) in Airbus. For further information please see note 4 of the consolidated financial statements.

4. Receivables and other assets

	2001	2000
	(in M €)	
Receivables from affiliated companies	2,675	159
Receivables from related companies	47	21
Other assets	103	74
Total receivables and other assets	2,825	254

The increase of the receivables from affiliated companies is attributable to the transfer of the cash pooling activities related to the former Aerospatiale Matra companies from EADS France to EADS N.V..

The receivables and other assets mature within one year.

EADS N.V.

Notes to EADS N.V. Financial Statements

5. Securities

The securities comprise mainly Available-for-Sales Securities.

6. Stockholders' equity

	Capital Stock	Reserves from contributions	Other reserves	Total
		(in M €)		
Balance at December 31, 2000	807	8,459	984	10,250
Capital increase	2	—	19	21
Net income	—	—	1,372	1,372
Accumulated other comprehensive income	—	—	(1,362)	(1,362)
Dividends paid	—	—	(404)	(404)
Balance at December 31, 2001	809	8,459	609	9,877

For further information to the Stockholders' equity, please see note 16 of the consolidated financial statements.

In the reserves, a non-distributable amount of M € 240 is included, relating to minority interest.

The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income and included in other reserves.

The accumulated other comprehensive income relates mainly to the fair value adjustments of financial instruments in relation to participating interests.

7. Other liabilities

	2001	2000
	(in M €)	
Liabilities to affiliated companies	5,829	3,399
Liabilities to related companies	214	0
Other liabilities	102	25
Total	6,145	3,424

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in the EADS N.V..

The increase is attributable to the transfer of the cash pooling activities related to the former Aerospatiale Matra companies from EADS France to EADS N.V..

8. Commitments and contingent liabilities

Guarantees totaling M € 879 (2000: M € 789) have been given on behalf of other group companies.

9. Remuneration

See note 25 of "Consolidated Financial Statements" of EADS.

EADS N.V.

Notes to EADS N.V. Financial Statements

SUPPLEMENTARY INFORMATION

1. Auditors' report

We have audited the accompanying financial statements of EADS N.V., Amsterdam for the year 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the Netherlands and with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For business reasons pertaining to Dassault Aviation's management, we have been unable to obtain access to the statutory auditors' working papers of this company. As a result, we have not been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment, which is accounted for under the equity method. The level of net income from this equity investment accounted for by EADS N.V. in 2001 represented € 111 million net of tax and the equity investment of EADS N.V. in Dassault Aviation as of December 31, 2001 amounted to € 1,252 million.

EADS N.V. has prepared its financial statements in accordance with accounting principles generally accepted in the Netherlands and with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board, except that

- all development costs have been expensed as incurred. When certain criteria for asset recognition are met, IFRS and accounting principles generally accepted in the Netherlands require that development costs be capitalized as an intangible asset in the period in which they are incurred.

Furthermore, it is KPMG Accountants N.V.'s understanding that the following also constitutes a departure from accounting principles generally accepted in the Netherlands and from IFRS:

- EADS N.V. accounts for its 37.5% interest in the MBDA joint venture using a proportionate consolidation of 50% for the balance sheet of MBDA and accounts for a minority interest of 12.5%. Accounting principles generally accepted in the Netherlands and IFRS require a venturer to report its effective net proportionate interest in a jointly controlled entity. The principal effects of consolidating amounts in excess of its proportionate ownership interest in MBDA are to overstate the Company's cash and cash equivalents by 6% and minority interest by 11% in the December 31, 2001 balance sheet and to overstate the Company's cash position (including short term securities) in the 2001 cash flow statement by 2%.

In the opinion of KPMG Accountants N.V. and Arthur Andersen, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment, and except for the effect of the departure from accounting principles generally accepted in the Netherlands and from IFRS with regards to development costs, and, in the opinion of KPMG Accountants N.V., except for the effect of the departure from accounting principles generally accepted in the Netherlands and from IFRS with regard to the MBDA proportionate consolidation, the financial statements give a true and fair view of the financial position of the company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Netherlands and IFRS as published by the International Accounting Standards Board and comply in all other respects with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

The Hague, March 15, 2002,

KPMG Accountants N.V.

Rotterdam, March 15, 2002,

Arthur Andersen

Notes to EADS N.V. Financial Statements

2. Appropriation of result

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that from the net profit of M€ 1,372 as shown in the statement of income for the financial year 2001, the amount of M€ 967 is attributed to the other reserves and the remainder, being M€ 405 shall be distributed to shareholders as a dividend of a gross amount of € 0,50 per share.

3. Subsequent events

No events have taken place after December 31, 2001 that require disclosure. The financial statements have been authorized for issuance by the Board of Directors on March 15, 2002.

CHAPTER 6 — SUPERVISION OF THE COMPANY

6.1 Management and Control

6.1.1 Board of Directors, Chairmen and Chief Executive Officers

Pursuant to the Articles of Association of the Company, the Board of Directors is responsible for the affairs of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board may adopt rules governing its internal affairs. Such rules (the "**Rules**") were adopted in their current form at a Board meeting held on July 7, 2000. The parties to the Participation Agreement have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V. and two additional independent Directors who have no connection with the DaimlerChrysler, SOGEPA or Lagardère groups or the French State. Pursuant to the Participation Agreement, the initial Board of Directors comprises eleven members of whom:

- four nominated by DaimlerChrysler;
- four nominated by SOGEADE;
- one nominated by SEPI;
- two independent Directors, one nominated by DaimlerChrysler and one nominated by SOGEADE.

Pursuant to the Articles of Association, each Board member of the first Board of Directors holds office for a term expiring at the annual general meeting of the Company to be held in 2005. Members of the Board will be elected at such meeting and at each fifth annual general meeting thereafter.

The general meeting of shareholders may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The initial Board of Directors appoints two Chairmen, one to be chosen from the DaimlerChrysler-nominated Directors and one to be chosen from the SOGEADE-nominated Directors.

The Chairmen ensure the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officers whose efforts they will support with regard to top level strategic discussions with outside partners.

The Board of Directors also appoints two Chief Executive Officers to be responsible for the day-to-day management of the Company, one to be chosen from the DaimlerChrysler-nominated Directors and one to be chosen from the SOGEADE-nominated Directors.

The Company is represented by the Board of Directors or by the Chief Executive Officers acting jointly. Furthermore, the Company has granted general powers to each of the Chief Executive Officers, authorizing them to each individually represent the Company.

In the event of a deadlock between the two Chief Executive Officers, the matter shall be referred to the two Chairmen.

The Chief Executive Officers shall not enter into transactions which form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

The key responsibilities of the Board of Directors include amongst others:

- approving any change in the nature and scope of the activities of the EADS group;
- approving the overall strategy and the strategic plan of the EADS group;
- approving the business plan and the yearly budget of the EADS group;
- setting the major performance targets of the EADS group;
- appointing the members of the Executive Committee (see below);
- approving material changes to the organizational structure of the EADS group;
- approving major investments, projects or product decisions or divestments of the EADS group contemplated in the business plan with a value exceeding EUR 200,000,000;

— approving major strategic alliances and cooperations of the EADS group;

— approving any material decision affecting the ballistic missiles activity of the EADS group;

— approving matters of shareholder policy, major actions or major announcements to the capital markets;

— approving other measures and business of fundamental significance for the EADS group or which involve an abnormal level of risk.

The Board of Directors met six times during 2001. Topics discussed and operations authorised at these meetings included EADS strategy, the integration process, major business issues, major investment projects such as the creation of the Airbus integrated company, the formation of MBDA, the development and the production phase of A 400 M Program and the group's financial results and forecasts.

Philippe Camus and Rainer Hertrich were appointed Directors by the general meeting of shareholders of EADS held on May 10, 2000 and Chief Executive Officers at the Board meeting held the same day. Manfred Bischoff and Jean-Luc Lagardère were appointed Directors by the general meeting of shareholders of EADS held on June 19, 2000 and their appointment became effective on July 7, 2000; they were appointed Chairmen at the Board meeting held on July 7, 2000.

Each director shall have one vote, provided that if there is a vacancy on the Board in respect of a DaimlerChrysler-nominated Director or a SOGEADE-nominated Director, the DaimlerChrysler-nominated Directors being present or represented at the meeting can jointly exercise the same number of votes that the SOGEADE-nominated Directors who are present or represented at the meeting can exercise and vice versa. All decisions of the Board, except for CASA Matters (as defined in 3.3.2), require a vote in favor by at least seven Directors voting in person or by proxy. A CASA Matter requires a vote in favor of at least seven Directors including the SEPI-nominated Director.

The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the SOGEADE-nominated Directors and one of the DaimlerChrysler-nominated Directors unless a CASA Matter is to be decided in which case the SEPI-nominated Director must also be present or represented.

The special majority and quorum requirements in respect of CASA Matters shall end on the third anniversary of the date of the Completion or the date on which SEPI shall cease to hold any Indirect EADS Shares, whichever is earlier.

In the event of a deadlock in the Board of Directors, other than a deadlock giving DaimlerChrysler the right to exercise the put option granted to it by SOGEADE (see paragraph 3.3.2), the matter shall be referred to Jean-Luc Lagardère (or such person as shall be nominated by Lagardère) as representative of SOGEADE and to the Chief Executive Officer of DaimlerChrysler. In the event that the matter in question, including a deadlock giving DaimlerChrysler the right to exercise the put option (but in this case with the agreement of SOGEPA and DaimlerChrysler) is a matter within the competence of the general meeting of EADS, a resolution on the issue shall be put to the general meeting, with the voting rights of SOGEADE, DaimlerChrysler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee and the Personnel Committee, the Board may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by SOGEADE and at least one Director appointed by DaimlerChrysler. All decisions of a committee require the simple majority of the members. If the business transacted at the meeting relates to CASA Matters the presence and the positive vote of the SEPI-nominated Director will also be required.

6.1.2 Audit Committee

The Audit Committee makes recommendations to the Board of Directors on the appointment of auditors, the approval of the annual financial statements and the interim accounts and monitors the adequacy of the EADS group's internal controls, accounting policies and financial reporting. The Audit Committee is chaired by Manfred Bischoff and Jean-Luc Lagardère and also includes Eckhard Cordes and Louis Gallois. It met twice during 2001 to review the 2000 pro forma results as well as the half-year results 2001 of the Company.

6.1.3 Personnel Committee

The Personnel Committee makes recommendations to the Board of Directors regarding appointments to the Executive Committee, remuneration strategies and long-term remuneration plans and decides the service contracts and other contractual matters in relation to the Board and Executive Committee members. The Audit Committee is chaired by Manfred Bischoff and Jean-Luc Lagardère and also includes Philippe Camus, Rainer Hertrich, Eckhard Cordes and Louis Gallois. It met twice during 2001 to review the bonus payments for 2000, as well as the remuneration policy and stock option plan for 2001.

Composition of the Board of Directors

Name	Age	Term started	Term expires	Principal Occupation
Manfred Bischoff	60	2000	2005	Member of Management Board of DaimlerChrysler
Jean-Luc Lagardère	74	2000	2005	General and Managing Partner of Lagardère
Philippe Camus	53	2000	2005	Chief Executive Officer of EADS
Rainer Hertrich	52	2000	2005	Chief Executive Officer of EADS
Axel Arendt	52	2000	2005	Chief Financial Officer of EADS
Eckhard Cordes	51	2000	2005	Member of Management Board of DaimlerChrysler
Pedro Ferreras	47	2000	2005	SEPI Representative
Noël Forgeard	55	2000	2005	President and CEO of Airbus
Louis Gallois	58	2000	2005	President of SNCF
Jean-René Fourtou	62	2000	2005	Vice President of Aventis S.A.
Michael Rogowski	63	2000	2005	Chairman of the Supervisory Board of J.M. Voith AG

6.1.4 Executive Committee

The Chief Executive Officers, supported by an Executive Committee (the "**Executive Committee**"), are responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officers, also comprises the heads of the major and functional divisions of the EADS group. The Executive Committee met fourteen times during 2001.

The following matters are discussed, amongst others, at the Executive Committee meetings:

— setting up and control of the implementation of the strategy for EADS businesses;

— management, organizational and legal structure of the EADS group; and

— performance level of the EADS group's businesses and support functions.

The internal organization of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officers. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officers and the Executive Committee, as the case may be.

The Chief Executive Officers endeavour to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officers are entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officers submit such matter to the Chairmen for their opinion.

The term of office for the Executive Committee members is five years.

Composition of the Executive Committee

Name	Age	Term started	Term expires	Principal Occupation
Philippe Camus	53	2000	2005	Chief Executive Officer
Rainer Hertrich	52	2000	2005	Chief Executive Officer
Axel Arendt	52	2000	2005	Chief Financial Officer
François Auque	45	2000	2005	Head of Space Division
Thomas Enders	43	2000	2005	Head of Defence and Civil Systems Division
Alberto Fernández	53	2000	2005	Head of Military Transport Aircraft Division
Noël Forgeard	55	2000	2005	Head of Airbus Division-EADS and President and CEO of Airbus
Jean-Louis Gergorin	55	2000	2005	Head of Strategic Coordination
Jean-Paul Gut	50	2000	2005	Head of EADS International
Gustav Humbert	52	2000	2005	Airbus Chief Operating Officer
Dietrich Russell	60	2000	2005	Head of Aeronautics Division

Philippe Camus was appointed Chief Executive Officer of EADS on May 10, 2000. Former Chairman of the Aerospatiale Matra Management Board. He joined the Lagardère group in 1982 as Director with the Senior Management, and Chairman of the Financial Committee of the Matra group. In May 1998, he was appointed General Partner and Co-Chief Executive Officer of Lagardère. Mr. Camus is a graduate from the Ecole Normale Supérieure and has a degree in Economics and Finance from the Institut d'Etudes Politiques in Paris. He also holds an Agrégation degree in Physics and an Agrégation degree in actuarial sciences.

Rainer Hertrich was appointed Chief Executive Officer of EADS on May 10, 2000. Since March 2000, Mr. Hertrich has been Chief Executive Officer of Dasa AG. Prior to this appointment, Mr. Hertrich was Head of the Aeroengines business unit of Dasa AG and Chief Executive Officer of MTU since January 1996, and Member of Dasa's Executive Committee since April 1996. Mr. Hertrich joined Messerschmitt-Bölkow-Blohm in 1977. After several appointments as Head of Controlling and Chief Financial Officer in divisions of MBB, he became Head of Controlling at Dasa AG in 1990. Mr. Hertrich studied economics at the Technical University of Berlin and the University of Nuremberg and holds a degree in economics.

Axel Arendt, Chief Financial Officer of EADS. Former Chief Financial Officer of Dasa AG. He joined Daimler-Benz in 1979 as Human Resources Coordinator. After several management positions he was appointed President of Mercedes-Benz Argentina in 1994 and became President of Mercedes-Benz in Turkey in 1998. Mr. Arendt has a degree in mechanical engineering from the Technical University of Hanover. He completed post graduate studies in economics at the Technical University of Munich.

François Auque, head of the Space Division. Former Aerospatiale Matra group Managing Director responsible for Space. He joined the Group in 1991 as Corporate Vice President responsible for Finance and Economics. He was appointed Chief Financial Officer and Group Managing Director in charge of Satellites at Aerospatiale Matra in June 1999 and member of the Aerospatiale Matra Management Board in December 1999. Mr. Auque holds a degree from the Ecole des Hautes Etudes Commerciales (HEC), the Institut d'Etudes Politiques of Paris and is a graduate of the French National School of Administration (ENA).

Thomas Enders, head of the Defence and Civil Systems Division. Former Senior Vice President in charge of Corporate Development and Technology at Dasa AG. He joined Dasa AG in 1991 as a Member of the Corporate Concept and Study Group. Between 1992 and 1995, he was Assistant to the Director of Marketing and Vice President responsible for Marketing Strategy Europe. He then became General Secretary of Dasa AG. Mr. Enders is a graduate in economics, history and politics from the University of Bonn and from UCLA in California and holds a Doctorate.

Alberto Fernández, head of the Military Transport Aircraft Division. Mr. Fernández has been Chairman and Chief Executive Officer of EADS CASA since July 1997. He joined CASA in 1973 where he has occupied the positions of Director of Production, Director of the Aircraft Division and Director of Programs. Between 1989 and 1997 he was senior Vice President responsible for Administration, Finance and Purchasing in Airbus Industrie and has been a member of the Supervisory Board of Airbus Industrie since July 1997. Mr. Fernández is a graduate from the Spanish Official School for Aeronautical Engineers (ETSIA).

Noël Forgeard, Head of the Airbus Division. Mr. Forgeard is President and Chief Executive Officer of Airbus and was Chief Executive Officer of Airbus Industrie GIE. Mr. Forgeard joined Matra in 1987 as Senior Vice-President of the Defense and Space activities. In 1992, he was appointed Managing Director of Lagardère and

Chief Executive Officer of Matra Hautes Technologies. Mr. Forgeard is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris.

Jean-Louis Gergorin, head of the Strategic Coordination. Former Managing Director, responsible for the Strategic Coordination of Aerospatiale Matra. He joined Matra in 1984 as Director of Industrial and International Strategy. In 1998, he became Group Managing Director in charge of strategic coordination and the High-Tech Sector of Lagardère. Before joining Matra, he was Deputy Head and Head of the Policy Planning Staff (CAP) of the French Ministry of Foreign Affairs and a member of the French Conseil d'Etat. Mr. Gergorin is a graduate of the Ecole Polytechnique (Paris) and of the French National School of Administration (ENA).

Jean-Paul Gut, head of EADS International. Executive Chairman of EADS International. Mr Gut was responsible at Aerospatiale Matra for Defense and Space Transport. He joined Matra Defense in 1983 as responsible for the Export Division. In 1998, he became Managing Director in charge of the management of international affairs and the High Tech sector in the Lagardère Group. In January 2000, he was appointed Managing Director for Defense, Military Aircraft and Space Transport of Aerospatiale Matra. Mr. Gut graduated from the Institut d'Etudes Politiques of Paris and holds a Bachelor of Arts degree in Economics.

Gustav Humbert, Chief Operating Officer of the Airbus Division. Former member of the Dasa AG Management Board responsible for the Commercial Aircraft Division. Mr. Humbert joined Messerschmidt Boolkow Blohm in 1980. After several management positions he was appointed President and Chief Executive Officer of Daimler Benz Aerospace Airbus GmbH in 1994. Mr. Humbert holds a degree in mechanics and production technology from the Hanover Technical University and a Doctorate in engineering from the Department of Mechanical Engineering of the University of Hanover.

Dietrich Russell, head of the Aeronautics Division. Former Chief Operating Officer of Airbus Industrie. Mr. Russell joined Dasa AG in 1995 where he was appointed Member of the Board responsible for the Aircraft division. Mr. Russell graduated from the Departments of Economics and Civil Engineering and holds a Doctorate in Engineering from the Technical University RWTH of Aachen.

6.2 Interests of Directors and Principal Executive Officers

6.2.1 Compensation Granted to Directors and Principal Executive Officers

Compensation of the Directors

The Non-Executive Directors are entitled to receive a total target compensation on a full year basis of Euro 900,000. This target compensation includes a fixed part plus a fee for participation in board meetings (on a basis of 4 meetings per year) plus a bonus calculated according to EBIT results of the EADS group.

The Executive Directors, who are also members of the Executive Committee, do not receive any direct compensation as members of the Board of Directors in addition to their compensation as members of the Executive Committee.

Compensation of the Members of the Executive Committee

The Executive Committee members are entitled to receive a total target compensation on a full year basis of Euro 9,183,000. This target compensation includes a fixed part plus a bonus calculated according to individual achievements and to EBIT results of EADS Group.

As of March 31, 2002, the members of the Board of Directors (including those being also members of the Executive Committee) held a total of 43,008 EADS shares, and the members of the Executive Committee (excluding those being also members of the Board of Directors) held a total of 16,275 EADS shares.

The total compensation paid by EADS and all its group companies to the two Chief Executive Officers of the Company, Mr. Philippe Camus and Mr. Rainer Hertrich, during the year 2001 was EUR 1,331,999 and EUR 1,293,332 respectively.

EADS has not granted any loans to its Directors or members of the Executive Committee.

6.2.2 Options Granted to the two Chief Executive Officers

See below 6.3.3.

6.2.3 Related Party Transactions

EADS being a company incorporated under Dutch law, Articles L.225-38 to L.225-43 and L.225-86 to L.225-91 of the French Code de commerce on related party transactions are not applicable to it.

Article 2:146 of the Dutch Civil Code provides as follows: "*Unless the articles of association provide otherwise, a company (naamloze vennootschap) shall be represented by its board of supervisory directors in all matters in which it has a conflict of interest with one or more of the members of its board of directors. The general meeting of shareholders shall at all times have powers to designate one or more persons for this purpose.*" In the case of EADS, the Articles of Association do provide otherwise since they enable the Board of Directors to have power to represent the Company in matters where the Company has a conflict of interest with one or more members of the Board of Directors.

During the year 2001, no agreement was entered into by the Company with one of its directors or principal officers or a shareholder holding more than 5% of the voting rights of the Company outside the ordinary course of business and in conditions other than arm's length conditions.

For a description of the relationships between the Company and its principal shareholders, see paragraph 3.3.2. above.

6.2.4 Loans and Guarantees Granted to Directors

Not applicable.

6.3 Employee Profit Sharing and Incentive Plans

6.3.1 Employee Profit Sharing and Incentive Agreements

EADS' remuneration policy is strongly linked to the achievement of individual and Company's objectives, both for each division and for the overall group. A stock option plan has been established for the senior management of the group (see 6.3.3. below) and employees were offered shares at favorable conditions at the time of the public offering and listing of EADS (see 6.3.2 below).

EADS France has profit sharing plans (accords de participation), in accordance with French law, and specific incentive plans (accords d'intéressement), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the operating profit of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

6.3.2 Employee Share Offering

As part of its initial public offering, EADS has offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equaled 9 times such amount paid. Qualifying employees were offered shares at a price of Euro 15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- had at least three months' seniority;
- had French, German or Spanish employment contracts; and
- were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, 3 years, 5 years or 6 years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on September 21, 2000.

In October 2001, EADS has offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,017,894 shares of a nominal value of EUR 1 each.

The employee offering (*note d'opération préliminaire* approved by the COB on October 8, 2001 under number 01-1200 and *note d'opération définitive* approved by the COB on October 13, 2001 under number 01-1209) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in South Africa, Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Morocco, Mexico and Singapore.

The employee offering was divided into two tranches:

— shares subscribed for by qualifying employees in EADS group employee savings plan were offered for a price of EUR 10.70 per share;

— shares subscribed for by qualifying employees directly were offered for a price of EUR 10.70 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,894 shares were subscribed for in the employee offering. Shares were delivered on December 5, 2001.

6.3.3 Options Granted to Employees

At its May 26, 2000, October 20, 2000 and July 12, 2001 meetings, the Board of Directors of the Company, using the authorization given to it by the shareholders' meetings of May 24, 2000 and May 10, 2001, approved the granting of stock options for subscription of shares in the Company. The principal characteristics of these options are summarized in the table below:

	First Tranche	Second Tranche
Date of general meeting	May 24, 2000	May 24, 2000
Date of board meeting	May 26, 2000	October 20, 2000
Number of shares that may be subscribed	5,135,400	240,000
Of which: shares that may be subscribed by directors and officers	720,000	60,000
Total number of eligible employees	Approximately 850	34
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	Euro 20.90	Euro 20.90
Number of options exercised	0	0

Third Tranche

Date of general meeting	May 10, 2001
Date of board meeting	July 12, 2001
Number of shares that may be subscribed	7,926,425
Of which: shares that may be subscribed by:	
— Mr. Philippe Camus	135,000
— Mr. Rainer Hertrich	135,000
— the 10 employees having being granted the highest number of options during the year 2001	738,000
Total number of eligible beneficiaries	Approximately 1,650
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.
Date of expiration	Tenth anniversary of the date of grant of the options
Exercise price	Euro 24.66
Number of options exercised	0

CHAPTER 7 — RECENT DEVELOPMENTS AND OUTLOOK

In 2002, Management anticipates that order intake will again significantly exceed revenues, including orders associated with the A400M project, expected to be definitively booked this year. The order book is forecast to exceed Euro 190 billion in 2002, with the defense related portion doubling to approximately Euro 40 billion.

Continued growth in EADS' defense businesses remains a top priority for Management, with revenues of Euro 9 billion targeted in 2004. Much of this targeted growth is already reflected in EADS' order book through new defense programs such as Eurofighter, the NH90 and Tiger helicopters, and the new generation of missile systems. Management expects the Euro 18 billion A400M contract signed in December 2001 to be enforced in 2002. Several programs are entering the delivery phase, accelerating EBIT growth of EADS' defense businesses.

Despite the challenging business environment, EADS expects revenues to remain relatively stable in 2002 as compared to 2001. A decrease of approximately two percent at constant US-Dollar exchange rates is anticipated. This decrease, mainly related to a reduction of expected deliveries at Airbus as a result of the current economic downturn, should be partly offset by higher contributions from non-Airbus businesses.

In 2002, Management estimates that the 2001 pre-R&D EBIT margin of approximately 12% will be maintained. This target, taking into account current market uncertainties, and despite the anticipated reduced delivery rates at Airbus, is expected to be met in part through the initial impact of additional cost savings plans, primarily at Airbus, which were implemented in the wake of the events of September 11, 2001, and through the results of ongoing restructuring efforts at the Space and Defence and Civil Systems divisions and at headquarters. Cost-saving measures implemented at the end of 2001, primarily at Airbus, include reductions in R&D expenditures for non-critical programs, as well as recurring savings from selling and administrative expenses and from headcount flexibility plans.

EADS' pre-R&D EBIT margin target for 2002 also takes into account Euro 300 million of expected value creation from EADS Merger synergies, compared to Euro 100 million in 2001.

EADS plans an increase in R&D costs of about Euro 0.4 billion in 2002, mainly related to the A380 program. By taking into account this R&D increase, EADS anticipates 2002 EBIT (pre-goodwill amortization and exceptionals) of approximately Euro 1.2 billion, compared to Euro 1.7 billion in 2001.

Overall, Management's EBIT target (pre-goodwill amortization and exceptionals) net of A380 development costs remains 10% of consolidated revenues by 2004.

This target incorporates the recurring additional EBIT objective of Euro 600 million by 2004 from the EADS Merger and the Airbus Combination. The initial synergies of more than Euro 100 million achieved in 2001, well in excess of the target of Euro 60 million for that year, heighten Management's confidence in the success of integration. While the Airbus division and purchasing functions provided the majority of value creation gains in 2001, future value creation is also expected from other divisions and functions.

Free cash flow before the cash impact of customer financing is expected to remain positive in 2002. Management has implemented a strict control of customer financing exposure, allowing Airbus to prudently support its customers on a case-by-case basis, without jeopardizing the financial soundness of EADS.